
10011290

SIMON®

a decade of excellence

2009 Annual Report

CORPORATE PROFILE

Simon Property Group, Inc. (NYSE: SPG), headquartered in Indianapolis, Indiana, is the largest real estate company in the United States. As of December 31, 2009, we owned or had an interest in 382 properties comprising 261 million square feet of gross leasable area in North America, Europe and Asia. Simon Property Group is an S&P 500 company.

Regional Malls





Premium Outlets®





The Mills®


MOVADO

NORDSTROM RACK

PLACE

Community/Lifestyle Centers


TARGET

LOFT

BARNES & NOBLE

International Properties




IKEA
Arredamenti

TABLE OF CONTENTS

Financial Highlights	1	Notes to Consolidated Financial Statements	36
From the Chairman & CEO	2	Properties	65
Selected Financial Data	9	Board of Directors	68
Management's Discussion and Analysis	10	Executive Officers and Senior Management	70
Consolidated Financial Statements	31	Investor Information	71

Additional Simon Property Group information is available at www.simon.com.

FINANCIAL HIGHLIGHTS

	2009	2008
Operating Data (in millions)		
Consolidated Revenue	**$ 3,775**	$ 3,783
Funds from Operations (FFO)	**1,748**	1,852
Per Common Share Data		
FFO [1] (Diluted)	**$ 5.33**	$ 6.42
FFO as Adjusted [2] (Diluted)	**6.01**	6.56
Net Income (Diluted)	**1.05**	1.87
Dividends [3]	**2.70**	3.60
Common Stock Price at December 31	**79.80**	53.13
Stock and Limited Partner Units at Year End		
Shares of Common Stock Outstanding (in thousands)	**285,748**	231,320
Limited Partner Units in the Operating Partnership Outstanding (in thousands)	**57,805**	56,368
Market Value of Common Stock and Limited Partner Units (in millions)	**$ 27,416**	$ 15,285
Total Market Capitalization [4] (in millions)	**$ 52,998**	$ 40,273
Other Data		
Total Number of Properties in the U.S.	**321**	324
U.S. Gross Leasable Area (in thousands of square feet)	**244,897**	246,039
Total Number of International Properties	**61**	62
International Gross Leasable Area (in thousands of square feet)	**16,359**	16,462

[1] FFO is a non-GAAP financial measure commonly used in the real estate industry that we believe provides useful information to investors. Please refer to Management's Discussion & Analysis of Financial Condition and Results of Operations for a definition of FFO, and to pages 26-27 for a reconciliation of net income to FFO and of diluted net income per share to diluted FFO per share.

[2] FFO as Adjusted excludes the impact of non-cash impairment charges and debt related charges. Please refer to page 72 for a reconciliation of diluted net income per share to diluted FFO per share to diluted FFO per share as adjusted.

[3] 2009 Dividends were paid in a combination of $0.45 per share in cash and $2.25 per share in additional shares of common stock.

[4] Includes our share of consolidated and joint venture debt.



Consolidated Revenue
($ In billions)
$4.0
3.5
3.0
2.5
2.0
$3.17
$3.33
$3.65
$3.78
$3.78
'05
'06
'07
'08
'09



Funds from Operations
($ In billions)
$2.0
1.8
1.6
1.4
1.2
1.0
$1.41
$1.54
$1.69
$1.85
$1.75
'05
'06
'07
'08
'09



FFO as Adjusted per Share
(Diluted)
$7.00
6.00
5.00
4.00
3.00
2.00
1.00
$4.96
$5.39
$6.02
$6.56
$6.01
'05
'06
'07
'08
'09



Total Market Capitalization
($ In billions)
$60.0
50.0
40.0
30.0
20.0
$40.15
$48.78
$49.27
$40.27
$53.00
'05
'06
'07
'08
'09

This Annual Report contains a number of forward-looking statements. For more information, please see page 26.

From the Chairman and CEO

In my 2009 letter to stockholders, I expressed our confidence that we could pull through one of the most difficult economic crises on record. We had the people, the vision, the properties, the balance sheet and the work ethic to navigate our way through turbulent times. Importantly, last year we understood the task at hand and took the necessary actions not to just maintain the Company as a strong and safe investment, but to also propel it to an even greater level. I am pleased to report to you that using the road map I described last March and the inherent strength of this Company, its people and its assets, we had a successful year.

One year ago, the world was in an economic meltdown. U.S. stocks plunged to new bear-market lows following financial market fears that brought the Dow down to levels not seen since 1997. SPG common stock was trading below $30 per share. We were in the midst of a national credit crisis and the debt markets were dysfunctional. Unemployment was on the rise. Retailers were experiencing continued declining sales and bankruptcies were increasing.

As I discussed and contemplated in last year's report, we expected, and in fact experienced, a very difficult year. Despite the negative external factors, from the economy to the consumer, the landscape provided us with the opportunity to demonstrate our position as a leader in the real estate industry. Our people rose to the challenge and we accomplished what we set out to do. More specifically, here is how we responded:

Strengthened the Balance Sheet

We were diligent in our efforts to further strengthen our balance sheet, leading the recapitalization of the real estate investment trust ("REIT") industry and increasing our liquidity position by $4 billion. Over the course of the past year we:

- Raised $1.69 billion through equity offerings in March and May
- Raised $1.75 billion through the sale of unsecured notes in March, May and August
- Paid a significant portion of our quarterly dividends for 2009 in stock, resulting in the retention of $721 million of cash
- Completed $1.7 billion of mortgage financings, of which SPG's share was $1.1 billion
- Completed 19 mortgage loan extensions totaling $1.8 billion
- Completed a new $3.565 billion revolving corporate credit facility that matures in March of 2013; the facility includes an accordion feature which allows borrowing capacity to increase to as much as $4.0 billion, and
- Completed concurrent senior unsecured notes transactions in January of 2010 comprised of a tender offer for $2.285 billion and a $2.25 billion sale, significantly extending the maturities of our senior unsecured notes portfolio with no overall increase in our weighted average interest rate.

While we already had one of the industry's strongest balance sheets, we believed that these transactions were prudent given the volatility in the world's capital markets, and they reinforced my commitment to you that the Company will remain safe and strong. Though raising this capital was at times expensive, I feel that we will be able to utilize it for investments that will add to the Company's value over time.

Today, we have over $4 billion of cash on hand, including our share of joint venture cash, and availability on our corporate credit facility of more than $3 billion, for a total liquidity position in excess of $7 billion. This capital will keep us well-positioned to pursue new opportunities in our efforts to profitably grow the Company. We will also use this capital to continue our efforts to deleverage the Company.

One of our core principles is to manage our leverage appropriately. Certainly leverage can boost equity returns; however, there is a price to be paid for too much of a good thing. We have seen this time and again in the real estate industry, and we won't let it happen here.

Scaled Back Development

We significantly reduced development activities in anticipation of an economic slowdown. In 2008 we spent $1 billion of development capital and decreased that level to $411 million in 2009, as we finished certain projects in 2009 that were started in prior years. Currently we anticipate development spending of only approximately $100 million in 2010.

- We opened two new projects in 2009 – Ami Premium Outlets near Tokyo, Japan and Cincinnati Premium Outlets near Cincinnati, Ohio.
- Phase II of The Domain in Austin, Texas and the expansion of South Shore Plaza are the only major openings in 2010.
- No new ground-up development is planned and our land inventory is very small, at approximately $90 million, or $0.25 per share. This is a remarkable feat when you consider that our market capitalization today is over $50 billion. Historically, many real estate companies suffered significant land impairment when they were on the wrong side of an economic retrenchment. Again, that won't happen here.

Reduced Overhead, Increased Operational Efficiency and Grew NOI

Our focus on cost control in the home office and the field resulted in the highest operating margin in our retail real estate peer group in 2009. In addition, we consolidated certain back office operations generating additional cost savings.

As a result of the quality of our portfolio, stability of the regional mall business, strong






H&M
H&M


adidas



operating results in our Premium Outlets, and cost control measures, we were able to grow comparable property net operating income ("NOI") for our regional malls and Premium Outlets by 1%. I was really proud of this fact given that many in our industry suffered from decreasing comparable NOI. To actually grow it is a testament to our people and our properties.

We reported Funds from Operations ("FFO") as adjusted of $6.01 per share for 2009 with operating performance for the year at the top end of our original guidance.

Narrowed Our International Focus

We are very focused on domestic retail real estate opportunities, our core proficiency, and we recently announced two international portfolio dispositions.

We sold our joint venture interests in the development and operation of four shopping centers in China. The interests were sold to affiliates of our Chinese partner for approximately $29 million. We built a good product in China, but believe it may take a long time for middle class consumers to fully emerge to shop and spend their discretionary income at moderate to better stores. Remaining in the joint ventures in China would have required additional time and resources we felt would be better allocated elsewhere.

In February of 2010, we entered into a definitive agreement to sell our interests in Simon Ivanhoe, a European property company which we own with Ivanhoe Cambridge, to Unibail-Rodamco ("Unibail"). Simon Ivanhoe owns two assets in Poland and five in France. We expect to receive cash and record a gain of approximately $300 million upon completion of the transaction in the second quarter of 2010. We also retained an option to participate as a 25% owner in up to five future developments in France with Unibail and Ivanhoe Cambridge.

In 2007, we recorded gains of approximately $125 million as a result of the sale of five assets in Poland from the same venture. After the sale to Unibail closes, our investment in this entity will have generated approximately $425 million of gains for SPG – an excellent example of thoughtful capital allocation and value creation.

We view these dispositions in China and Europe as excellent opportunities to recycle capital and reinvest where we believe opportunities are greater.

Creating Shareholder Value

We were also pleased to deliver a total stockholder return of 58% in 2009, significantly outperforming total returns of the MSCI U.S. REIT Index ("RMS") of 28.6% and the S&P 500 Index of 26.5%. SPG has outperformed both the RMS and the S&P 500 in nine of the last ten years.

Dividend Policy

I would like to thank our stockholders for their support in 2009 when we made the difficult, but appropriate, decision to pay a significant portion of our dividend in stock to retain capital as we worked our way through the capital crisis of 2009.

Based on our 2009 success, we have reinstated our all-cash dividend that will approximate our taxable income (REITs are required to pay at least 90% of taxable income as dividends). A first quarter 2010 dividend of $0.60 per share was paid in cash in February.

Looking to Grow

I am also happy to report that with all the activity of 2009, we continued to look to grow the Company profitably. In December, we announced our acquisition of the outlet shopping center business of Prime Outlets Acquisition Company and certain of its affiliated entities in a transaction valued at approximately $2.325 billion, including the assumption of Prime Outlets' existing mortgage indebtedness and preferred stock. The Prime Outlets portfolio includes 22 outlet centers. We expect to complete this transaction in the second quarter of 2010, and it will be immediately accretive to our earnings.

This transaction will complement our existing retail real estate portfolio, and I am very optimistic that through our management capabilities we will continue to add value to this portfolio that will benefit both retailers and consumers.


1

DECADE OF PORTFOLIO ENHANCEMENT

SPG completed several key acquisitions of high quality retail real estate assets including:

1. Fashion Valley, San Diego, CA
2. Woodbury Common Premium Outlets, New York, NY
3. Gotemba Premium Outlets, Tokyo, Japan
4. The Galleria, Houston, TX
5. SouthPark, Charlotte, NC
6. Stanford Shopping Center, Palo Alto, CA
7. Arundel Mills, Baltimore, MD
8. Sawgrass Mills, Miami, FL
9. Copley Place, Boston, MA
10. Desert Hills Premium Outlets, Palm Springs, CA


COACH
3


2


4

DECADE OF EXCELLENCE

Strong Equity Returns

Many investors will view the decade just ended – from December 31, 1999 to December 31, 2009 – as the lost decade for investing, as the S&P 500 Index posted a total return, including dividends, of negative 9%. This represents the first negative return for a decade since 1927.

In sharp contrast, Simon Property Group delivered strong equity performance. From December 31, 1999 through December 31, 2009, SPG's total stockholder return was 496% – a compounded annual gain of 19.5%.

TOTAL RETURN

Year	SPG	S&P 500	SPG vs. S&P 500
2000	13.5%	-9.1%	22.6%
2001	31.7%	-11.9%	43.6%
2002	24.0%	-22.1%	46.1%
2003	44.5%	28.7%	15.8%
2004	46.7%	10.9%	35.8%
2005	23.3%	4.9%	18.4%
2006	37.0%	15.8%	21.2%
2007	-11.3%	5.5%	-16.8%
2008	-35.9%	-37.0%	1.1%
2009	58.0%	26.5%	31.5%
Compound Annual Growth Rate	19.5%	-0.95%	20.5%
Cumulative Total Return	496%	-9%	505%

A DECADE OF STRONG EQUITY PERFORMANCE


(Cumulative Total Return)
600%
500%
400%
300%
200%
100%
0%
-100%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Simon Property Group
RMS
S&P 500
Total return for the 10-year period (12/31/99 – 12/31/09) was 496% for SPG, 170% for the RMS and -9% for the S&P 500.

The Portfolio

During the decade, our property portfolio increased from 264 properties comprising 186 million square feet to 382 properties with 261 million square feet. Yet we did more than grow the size of our portfolio – we executed on our strategy of improving the quality of our retail real estate assets and adding exposure to major metropolitan markets.

We completed several key acquisitions of portfolios and individual assets including:

- 2001 – Fashion Valley Mall in San Diego
- 2002 – Rodamco Portfolio which included Copley Place in Boston, The Galleria in Houston, SouthPark in Charlotte and several other high quality regional malls
- 2003 – Stanford Shopping Center in Palo Alto, California and the Kravco Portfolio
- 2004 – Chelsea Property Group, the leading owner, developer and manager of Premium Outlets in the U.S. and Japan
- 2007 – The Mills Corporation and its portfolio of 18 regional malls, 17 Mills and 3 community centers

We opened several high quality ground-up new development projects during the decade including Mall of Georgia, St. Johns Town Center, Seattle Premium Outlets, Round Rock Premium Outlets, Rio Grande Valley Premium Outlets, Coconut Point, The Domain, Philadelphia Premium Outlets, Hamilton Town Center, Pier Park, and Jersey Shore Premium Outlets, as well as four Premium Outlets in Japan and one in South Korea.


THE COLONNADE
BOOKS - A - MILLION
COPLEY PLACE
DESERT HILLS
PREMIUM OUTLETS
AMERICAN EAGLE OUTFITTERS

In addition, we completed dozens of redevelopment projects, enhancing asset quality while generating attractive returns on investment. These projects included the addition of department stores, big box tenants, small shop retailers and restaurants.

We started the decade with a portfolio that was generating approximately $377 of sales per square foot and ended the decade at $452 per square foot. This increase in sales productivity reflects both the improvement in asset quality as well as our ability to add relevant retailers to enhance the mix of the centers. Can you imagine that in 1999 there were no Apple Stores?

Most important, we completed this acquisition and development activity prudently from a financial point of view. We continued to strengthen our balance sheet as our Company grew, improving our debt ratings from BBB+/Baa1 to A-/A3. We had the largest credit facility in the sector in 1999 at $1.25 billion, and today it is even larger, at $3.680 billion.

Our unencumbered EBITDA increased from $790 million generated by 118 properties in 1999 to $1.8 billion of unencumbered EBITDA today from 155 properties. In addition, all of our debt covenant ratios improved over the course of the decade. Our total market capitalization also increased, from $17 billion to $53 billion.

Not every decision we made was perfect, but by and large, the decade (a volatile one) showed our mettle. And we greatly enhanced Simon Property Group.

1999 VS. 2009

	As of or for the Year Ended Dec. 31, 1999	As of or for the Year Ended Dec. 31, 2009
OPERATING DATA:		
Consolidated Revenue (in millions)	$ 1,893	$ 3,775
FFO (in millions)	$ 704	$ 1,748
Diluted FFO per Share as Adjusted	$ 2.99	$ 6.01
STOCK DATA:		
Common Stock Price	$ 22.94	$ 79.80
Shares of Common Stock Outstanding (in thousands)	173,165	285,748
Limited Partner Units in the Operating Partnership Outstanding (in thousands)	65,445	57,805
Market Value of Common Stock and Limited Partner Units (in millions)	$ 5,473	$ 27,416
Total Market Capitalization (1)	$ 17 billion	$ 53 billion
PORTFOLIO DATA:		
Number of Properties		
United States	259	321
International	5	61
Total Number of Properties	264	382
Gross Leasable Area (in square feet)	186 million	261 million
Occupancy (2)	90.6%	93.4%
Comparable Sales per Square Foot (2)	$ 377	$ 452
CREDIT RATINGS, COVERAGE RATIOS AND THE UNENCUMBERED PORTFOLIO:		
Debt Ratings	BBB+/Baa1	A-/A3
Credit Facility	$ 1.25 billion	$ 3.565 billion(3)
Unencumbered EBITDA	$ 790 million	$ 1.8 billion
Number of Unencumbered Assets	118	155
Senior Unsecured Debt Covenants:		
Total Debt to Total Assets	50.7%	47.0%
Total Secured Debt to Total Assets	25.0%	24.0%
Fixed Charge Coverage Ratio	2.0x	2.5x
Total Unencumbered Assets to Unsecured Debt	190.0%	242.0%

(1) Includes our share of consolidated and joint venture debt.
(2) Includes regional malls and Premium Outlets.
(3) Contains an accordion feature allowing borrowing capacity to increase to as much as $4.0 billion.


XXI FOREVER
ZARA

REGIONAL MALL AND PREMIUM OUTLET COMBINED OPERATIONAL STATISTICS [1]

As of December 31	2009	2008
Number of Properties	203	204
Gross Leasable Area (in millions of square feet)	177.2	178.6
Occupancy [2]	93.4%	93.8%
Comparable Sales per Square Foot [3]	$ 452	$ 480
Average Rent per Square Foot [2]	$ 38.47	$ 36.69

[1] Does not include properties acquired in the 2007 Mills acquisition or community/lifestyle centers.

[2] Represents mall stores in regional malls and all owned gross leasable area in Premium Outlets.

[3] Represents mall stores less than 10,000 square feet in regional malls and all owned gross leasable area in Premium Outlets.

OUTLOOK

As I look to 2010, I see consumer confidence slowly gaining strength, which is critically important for us and our retailer partners. I mentioned in 2009 that this confidence is a key component of our future prosperity, and it is starting to manifest itself in our real estate operations.

Occupancy in our retail real estate properties was relatively stable throughout a difficult 2009, and at December 31 was up from the end of the third quarter. Sales were negatively impacted in certain of our properties, although less so in the Premium Outlets and The Mills centers, as consumers continued to seek value for their retail purchases. We saw improvement in retailer sales in the fourth quarter and especially in the month of December. In February of 2010, comparable chain store sales were the highest they have been in 27 months.

Holiday sales met or exceeded expectations for most of our retailers resulting in solid fourth quarter financial results. Balance sheets of retailers are generally stronger than they were in the last recession and most generated positive cash flow in 2009. We are also encouraged by the return of capital to the retail sector.

These are some of the positive trends in retail conditions that indicate a slow but gradual improvement; however, ultimately, we need to see a growing jobs market for our economy to continue to gain traction.

In closing, I would like to repeat a statement that I have made often over the past 16 years, but it is just as true today as it has ever been – I believe that we are well-positioned to create stockholder value.

- Since we went public in 1993, we have managed our business for continued success and profitability through our enhanced management capabilities and wonderful people.
- We operate a retail real estate portfolio of unmatched quality, providing broad geographic, product type and tenant diversity. Our high quality portfolio includes irreplaceable, proven assets that attract the best retailers.
- Our conservative and consistent philosophy in financing our business – our belief that long-lived income-producing real estate should be primarily financed by long-term, fixed-rate debt – has served us well and resulted in one of the strongest balance sheets in the industry today with over $7 billion of available capital and the highest investment grade ratings among U.S. retail real estate companies.
- We have a demonstrated history of stable operating performance, as well as consistent equity outperformance.
- We are dedicated to providing a friendly, comfortable, enjoyable environment for our consumers and locations where retailers can operate profitably.
- SPG management has an unwavering commitment to maintain our industry leadership position.

By many indications the U.S. economy has seen the worst. We certainly hope that is the case, as we own retail shopping centers where our tenants sell primarily discretionary goods. However, we cannot manage our business on hope. Our economy remains very fragile, so I will remain disciplined in our approach to running the business. Despite our success, we face challenges including Internet retailing – online retailers have an advantage because in many instances they aren't required to collect sales tax from the consumer – and the ever evolving mall environment. We will remain steadfast in our efforts to maintain our top-level performance.

As for the real estate industry as a whole, the financing markets are making a significant comeback and we don't have much excess supply as compared to the previous economic cycle. However, the tsunami of mortgage debt that needs to be refinanced is fast approaching and equity will be needed to deal with the reality of how much leverage a property can support. Losses ultimately will have to be taken by lenders and borrowers alike, and I expect some opportunities to arise as this process unfolds.


COACH
Cole Haan
Samsonite
J.CREW
CONVERSE
GAP
Factory Store
CINCINNATI
PREMIUM
OUTLETS




sony style

We recently announced the appointment of Larry C. Glasscock, former Chairman of the Board of Directors of WellPoint, Inc., to the Simon Property Group Board of Directors. He will be a terrific addition to our strong and capable Board, and I welcome him.

I would like to thank our Board of Directors and my colleagues at Simon Property Group for their tireless efforts and commitment to our organization, and I would like to also thank you, our stockholders, for your continuing support.

Finally, let me close by paying a special tribute to my father, Melvin Simon. He was my mentor in many respects and an inspiration to me in all of my endeavors. His passion for this Company and our industry will continue to burn bright through my efforts and those of all the employees of Simon Property Group whom he touched.

David Simon
Chairman & Chief Executive Officer

March 17, 2010


PERFUMANIA
KNOT SHOP

MELVIN SIMON



In September of 2009, Simon Property Group lost the founder of its predecessor company, the retail real estate community lost a pioneer, and the thousands of people who benefitted from his philanthropy lost a friend.

Melvin Simon started from humble roots, and through hard work, determination and an innate vision of how shopping centers could change the landscape of America, formed Melvin Simon & Associates, Inc. (MSA) in 1960. MSA was the foundation for today's Simon Property Group, an S&P 500 company, and the largest U.S. REIT with more than 380 properties worldwide.

Through all his successes, Melvin remained loyal to the relationships he forged in the early years, while seeking out and developing new ones along the way. Over the past several years, when Melvin attended our industry conventions, people would flock to the Simon booth, hoping for the chance to meet the industry icon. There was nothing he enjoyed more than hearing new ideas or sharing old stories.

Throughout his life, Melvin received many awards and honors for his achievements. But most importantly, he believed in giving back – to hundreds of charitable organizations and causes which benefitted from his generosity.

Melvin will be greatly missed by all who knew him. His legacy lives on through the employees of Simon Property Group, who loved and respected him for nearly 50 years.

SELECTED FINANCIAL DATA

(In thousands, except per share data)

The following tables set forth selected financial data. The selected financial data should be read in conjunction with the financial statements and notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations. Other data we believe is important in understanding trends in our business is also included in the tables.

As of or for the Year Ended December 31,	2009	2008	2007	2006	2005
OPERATING DATA:					
Total consolidated revenue	**$ 3,775,216**	$ 3,783,155	$ 3,650,799	$ 3,332,154	$ 3,166,853
Consolidated income from continuing operations	**387,262**	599,560	674,605	729,727	503,148
Net income available to common stockholders	**$ 283,098**	$ 422,517	$ 436,164	$ 486,145	$ 401,895
BASIC EARNINGS PER SHARE:					
Income from continuing operations	**$ 1.06**	$ 1.88	$ 2.09	$ 2.20	$ 1.27
Discontinued operations	—	—	(0.13)	—	0.55
Net income attributable to common stockholders	**$ 1.06**	$ 1.88	$ 1.96	$ 2.20	$ 1.82
Weighted average shares outstanding	**267,055**	225,333	222,998	221,024	220,259
DILUTED EARNINGS PER SHARE:					
Income from continuing operations	**$ 1.05**	$ 1.87	$ 2.08	$ 2.19	$ 1.27
Discontinued operations	—	—	(0.13)	—	0.55
Net income attributable to common stockholders	**$ 1.05**	$ 1.87	$ 1.95	$ 2.19	$ 1.82
Diluted weighted average shares outstanding	**268,472**	225,884	223,777	221,927	221,130
Dividends per share [1]	**$ 2.70**	$ 3.60	$ 3.36	$ 3.04	$ 2.80
BALANCE SHEET DATA:					
Cash and cash equivalents	**$ 3,957,718**	$ 773,544	$ 501,982	$ 929,360	$ 337,048
Total assets	**25,948,266**	23,422,749	23,442,466	22,003,173	21,068,666
Mortgages and other indebtedness	**18,630,302**	18,042,532	17,218,674	15,394,489	14,106,117
Total equity	**$ 5,182,962**	$ 3,101,967	$ 3,414,612	$ 4,040,676	$ 4,444,227
OTHER DATA:					
Cash flow provided by (used in):					
Operating activities	**$ 1,720,520**	$ 1,635,887	$ 1,559,432	$ 1,316,148	$ 1,195,141
Investing activities	**(418,991)**	(1,022,275)	(2,049,576)	(607,432)	(52,434)
Financing activities	**$ 1,882,645**	$ (342,050)	$ 62,766	$ (116,404)	$ (1,325,743)
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	**1.26x**	1.40x	1.44x	1.56x	1.40x
Funds from Operations (FFO) [2]	**$ 1,748,280**	$ 1,852,331	$ 1,691,887	$ 1,537,223	$ 1,411,368
FFO allocable to Simon Property	**$ 1,440,554**	$ 1,477,446	$ 1,342,496	$ 1,215,319	$ 1,110,933

Notes

(1) Represents dividends declared per period.

(2) FFO is a non-GAAP financial measure that we believe provides useful information to investors. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations for a definition of FFO, and to pages 26-27 for a reconciliation of net income to FFO.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto that are included in this Annual Report to Stockholders.

OVERVIEW

Simon Property Group, Inc., or Simon Property, is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. To qualify as a REIT, among other things, a company must distribute at least 90 percent of its taxable income to its stockholders annually. Taxes are paid by stockholders on dividends received and any capital gains distributed. Most states also follow this federal treatment and do not require REITs to pay state income tax. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties. In this discussion, the terms "we", "us" and "our" refer to Simon Property Group, Inc. and its subsidiaries.

We own, develop and manage retail real estate properties, which consist primarily of regional malls, Premium Outlet® centers, The Mills®, and community/lifestyle centers. As of December 31, 2009, we owned or held an interest in 321 income-producing properties in the United States, which consisted of 162 regional malls, 41 Premium Outlet centers, 67 community/lifestyle centers, 36 properties acquired in the 2007 acquisition of The Mills Corporation, or the Mills acquisition, and 15 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 36 properties acquired in the Mills portfolio, 16 of these properties are The Mills, 16 are regional malls, and four are community centers. Internationally, as of December 31, 2009, we had ownership interests in 51 European shopping centers (France, Italy and Poland), eight Premium Outlet centers in Japan, one Premium Outlet center in Mexico, and one Premium Outlet center in South Korea. Also, through joint venture arrangements we have a 24% interest in two shopping centers in Italy currently under development. During 2009, we recognized a loss on the sale of four of our U.S. properties and all of our shopping centers in operation or under development in China. We also agreed to purchase a portfolio of 22 outlet shopping centers. The purchase is expected to close in the first half of 2010. In early 2010, we and our joint venture partner agreed to sell our interests in seven shopping centers in France and Poland.

We generate the majority of our revenues from leases with retail tenants including:

- Base minimum rents,
- Overage and percentage rents based on tenants' sales volume, and
- Recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate taxes, repair and maintenance, and advertising and promotional expenditures.

Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

We seek growth in earnings, funds from operations, or FFO, and cash flows by enhancing the profitability and operation of our properties and investments. We seek to accomplish this growth through the following:

- Focusing on leasing to increase revenues and utilizing economies of scale to reduce operating expenses,
- Expanding and re-tenanting existing franchise locations at competitive market rates,
- Adding mixed-use elements to properties,
- Selectively acquiring high quality real estate assets or portfolios of assets, and
- Selling non-core assets.

We also grow by generating supplemental revenue from the following activities:

- Establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances, including: payment systems (such as handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,
- Offering property operating services to our tenants and others, including waste handling and facility services, and the sale of energy,
- Selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and
- Generating interest income on cash deposits and loans made to related entities.

We focus on high quality real estate across the retail real estate spectrum. We expand or renovate to enhance existing assets' profitability and market share when we believe the investment of our capital meets our risk-reward criteria. We selectively develop new properties in metropolitan areas that exhibit strong population and economic growth.

We routinely review and evaluate acquisition opportunities based on their ability to complement our portfolio. Our international strategy includes partnering with established real estate companies and financing international investments with local currency to minimize foreign exchange risk.

To support our growth, we employ a three-fold capital strategy:

- Provide the capital necessary to fund growth,
- Maintain sufficient flexibility to access capital in many forms, both public and private, and
- Manage our overall financial structure in a fashion that preserves our investment grade credit ratings.

RESULTS OVERVIEW

Diluted earnings per common share decreased $0.82 during 2009, or 43.9%, to $1.05 from $1.87 for 2008. The decrease in diluted earnings per share was due primarily to losses on asset sales and impairment charges. These included a $140.5 million, or $0.44 per diluted share, other-than-temporary impairment charge related to our investment in Liberty International, PLC, or Liberty, a U.K. REIT. We recorded the other-than-temporary charge in the second quarter of 2009 due to the significance and duration of the decline in quoted fair value, including the related currency exchange component, below the carrying value of the securities. In the fourth quarter of 2009, we also recorded adjustments in the carrying values of three underperforming assets, including one consolidated operating property and two joint venture assets, the write-off of certain predevelopment costs related to projects that we no longer plan to pursue due to economic conditions, and adjustments to carrying values for certain parcels of land, amounting to $88.1 million, or $0.27 per diluted share, net of related tax benefit and noncontrolling interest share. We also recorded net losses related to the sale of assets and interests in unconsolidated entities of $30.1 million, or $0.09 per diluted share. For 2009, earnings per share were diluted by approximately $0.21 per share as a result of two equity offerings and the shares we issued in the quarterly dividends. For 2008, we recorded a $20.3 million, or $0.07 per diluted share, loss on extinguishment of debt related to our redemption of the 7% Mandatory Par Put Remarked Securities, or MOPPRS. In addition, we recorded impairment charges of $21.2 million, or $0.07 per diluted share, during 2008.

In the United States, our business fundamentals were relatively stable, except for tenant sales psf which were down across the portfolio, and were dependent upon asset type, geographic location, and mix of specialty and luxury tenants. Average base rents for the regional mall and domestic Premium Outlet portfolios were relatively stable for 2009. The regional malls average base rent ended the year at $40.04 psf, or an increase of 1.4% over 2008. The domestic Premium Outlets average base rent ended the year at $33.45 psf, or an increase of 21.0%. The stability of the occupancy, rent psf, and releasing rental spread fundamentals contributed to the growth in our operating results despite the adverse economic conditions affecting our tenants and retail consumers.

Internationally, in 2009, we and our joint venture partners opened one additional center and expanded one existing Premium Outlet Center in Japan which added an aggregate 396,300 square feet of retail space to the international portfolio. Also in December 2009, we recognized a loss on our joint venture interests in our shopping centers in China. We sold our interests to affiliates of our Chinese partner for approximately $29 million, resulting in a loss of approximately $20 million.

On February 4, 2010, we and our partner in Simon Ivanhoe S.à.r.l, or Simon Ivanhoe, Ivanhoe Cambridge Inc., or Ivanhoe Cambridge, entered into a definitive agreement to sell all of the interests in Simon Ivanhoe which owns seven shopping centers located in France and Poland to Unibail-Rodamco. The joint venture partners will receive consideration of €715 million for their interests, subject to certain post-closing adjustments. We expect our share of the gain on sale of our interests in Simon Ivanhoe to be approximately $300 million. The transaction is scheduled to close during the first half of 2010, subject to customary closing conditions and regulatory approvals.

We and Ivanhoe Cambridge have the right to participate with Unibail-Rodamco in the potential development of up to five new retail projects in the Simon Ivanhoe pipeline, subject to customary approval rights. We will own a 25% interest in any of these projects in which we agree to participate.

Our effective overall borrowing rate at December 31, 2009 increased 50 basis points to 5.62% as compared to 5.12% at December 31, 2008. This increase was primarily due to a $1.4 billion increase in our portfolio of relatively higher rate fixed rate debt. Our financing activities for the year ended December 31, 2009, included:

- decreasing borrowings on the Operating Partnership's $3.5 billion unsecured revolving credit facility, or the Credit Facility, to approximately $446.1 million as of December 31, 2009. The ending balance on this facility is entirely comprised of the U.S. dollar equivalent of Euro and Yen-denominated borrowings. On December 8, 2009, the Operating Partnership entered into a new unsecured revolving corporate credit facility providing an initial borrowing capacity of $3.565 billion. The new credit facility contains an accordion feature allowing the maximum borrowing capacity to expand to $4.0 billion. The new credit facility matures on March 31, 2013 Borrowings on the new facility were not drawn until January 5, 2010 when the Euro and Yen-denominated borrowings on the Credit Facility were transitioned to the new credit facility.
- issuing $650.0 million in 10.35% senior unsecured notes due 2019. We used the proceeds of the offering to reduce borrowings on the Credit Facility.
- issuing $1.1 billion in 6.75% senior unsecured notes due 2014. We used the proceeds of the offering for general corporate purposes.
- redeeming five series of maturing unsecured notes totaling $900.0 million which had fixed rates ranging from 3.50% to 8.63%.
- borrowing $400.0 million on a loan which matures on August 1, 2016 and bears interest at a fixed rate of 8.00%. This loan is secured by cross-collateralized, cross-defaulted mortgages on Greenwood Park Mall, South Park Mall, and Walt Whitman Mall.

On January 12, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of ten outstanding series with maturity dates ranging from 2011 to March 2013. The total principal amount of the notes accepted for purchase on January 26, 2010 was approximately $2.3 billion, with a weighted average duration of 2.0 years and a weighted coupon of 5.76%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $2.25 billion of senior unsecured notes that closed on January 25, 2010. The senior notes offering was comprised of $400.0 million of 4.20% notes due 2015, $1.25 billion of 5.65% notes due 2020 and $600.0 million of 6.75% notes due 2040. We will report a $165.6 million charge to earnings in the first quarter of 2010 as a result of the tender offer.

United States Portfolio Data

The portfolio data discussed in this overview includes the following key operating statistics: occupancy; average base rent per square foot; and comparable sales per square foot for our four domestic platforms. We include acquired properties in this data beginning in the year of acquisition and remove properties sold in the year disposed. For comparative purposes, we separate the information in this section on the 16 regional malls we acquired from The Mills Corporation in 2007, or the Mills Regional Malls, from the information on our other regional malls. We do not include any properties located outside of the United States in this section. The following table sets forth these key operating statistics for:

- properties that are consolidated in our consolidated financial statements,
- properties we account for under the equity method of accounting as joint ventures, and
- the foregoing two categories of properties on a total portfolio basis.

	2009	%/Basis Points Change (1)	2008	%/Basis Points Change (1)	2007	%/Basis Points Change (1)
REGIONAL MALLS:						
Occupancy						
Consolidated	**92.4%**	**–20 bps**	92.6%	–130 bps	93.9%	+90 bps
Unconsolidated	**91.4%**	**–50 bps**	91.9%	–80 bps	92.7%	–80 bps
Total Portfolio	**92.1%**	**–30 bps**	92.4%	–110 bps	93.5%	+30 bps
Average Base Rent per Square Foot						
Consolidated	**$ 38.43**	**0.6%**	$ 38.21	5.4%	$ 36.24	4.2%
Unconsolidated	**$ 43.19**	**2.8%**	$ 42.03	8.5%	$ 38.73	6.2%
Total Portfolio	**$ 40.04**	**1.4%**	$ 39.49	6.5%	$ 37.09	4.8%
Comparable Sales per Square Foot						
Consolidated	**$ 410**	**(7.9%)**	$ 445	(5.7%)	$ 472	2.2%
Unconsolidated	**$ 483**	**(7.6%)**	$ 523	(1.3%)	$ 530	4.9%
Total Portfolio	**$ 433**	**(7.9%)**	$ 470	(4.3%)	$ 491	3.2%
PREMIUM OUTLET CENTERS:						
Occupancy	**97.9%**	**–100 bps**	98.9%	–80 bps	99.7%	+30 bps
Average Base Rent per Square Foot	**$ 33.45**	**21.0%**	$ 27.65	7.7%	$ 25.67	5.9%
Comparable Sales per Square Foot	**$ 500**	**(1.8%)**	$ 509	1.0%	$ 504	7.0%
THE MILLS®:						
Occupancy	**93.9%**	**–60 bps**	94.5%	+40 bps	94.1%	—
Average Base Rent per Square Foot	**$ 19.62**	**0.6%**	$ 19.51	2.4%	$ 19.06	—
Comparable Sales per Square Foot	**$ 369**	**(0.8%)**	$ 372	—	$ 372	—
MILLS REGIONAL MALLS:						
Occupancy	**89.3%**	**190 bps**	87.4%	–210 bps	89.5%	—
Average Base Rent per Square Foot	**$ 35.41**	**(4.3%)**	$ 36.99	3.8%	$ 35.63	—
Comparable Sales per Square Foot	**$ 380**	**(9.1%)**	$ 418	(5.9%)	$ 444	—
COMMUNITY/LIFESTYLE CENTERS:						
Occupancy						
Consolidated	**89.3%**	—	89.3%	–360 bps	92.9%	+140 bps
Unconsolidated	**93.2%**	**–10 bps**	93.3%	–330 bps	96.6%	+10 bps
Total Portfolio	**90.7%**	—	90.7%	–340 bps	94.1%	+90 bps
Average Base Rent per Square Foot						
Consolidated	**$ 13.94**	**1.8%**	$ 13.70	7.6%	$ 12.73	7.0%
Unconsolidated	**$ 12.55**	**1.1%**	$ 12.41	4.7%	$ 11.85	1.5%
Total Portfolio	**$ 13.45**	**1.5%**	$ 13.25	6.6%	$ 12.43	5.2%

(1) Percentages may not recalculate due to rounding. Percentage and basis point changes are representative of the change from the comparable prior period.

Occupancy Levels and Average Base Rent Per Square Foot. Occupancy and average base rent are based on mall and freestanding Gross Leasable Area, or GLA, owned by us in the regional malls, and all tenants at The Mills, Premium Outlet Centers, and community/lifestyle centers. Our portfolio has maintained relatively stable occupancy and increased the aggregate average base rents despite continuing economic difficulties.

Comparable Sales Per Square Foot. Comparable sales include total reported retail tenant sales at owned GLA (for mall and freestanding stores with less than 10,000 square feet) in the regional malls and all reporting tenants at The Mills and the Premium Outlet Centers and community/lifestyle centers. Retail sales at owned GLA affect revenue and profitability levels because sales determine the amount of minimum rent that can be charged, the percentage rent realized, and the recoverable expenses (common area maintenance, real estate taxes, etc.) that tenants can afford to pay.

International Property Data

The following are selected key operating statistics for certain of our international properties.

	2009	% Change	2008	% Change	2007
European Shopping Centers					
Occupancy	**95.9%**		98.4%		98.7%
Comparable sales per square foot	**€ 400**	(2.7)%	€ 411	(2.4)%	€ 421
Average rent per square foot	**€ 31.41**	4.3%	€ 30.11	1.8%	€ 29.58
International Premium Outlet Centers (1)					
Occupancy	**99.6%**		99.9%		100%
Comparable sales per square foot	**¥94,468**	2.7%	¥92,000	(1.3)%	¥93,169
Average rent per square foot	**¥ 4,714**	0.6%	¥ 4,685	1.3%	¥ 4,626

(1) Does not include one center in Mexico (Premium Outlets Punta Norte) and one center in Korea (Yeoju Premium Outlets).

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue, and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. From time to time, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain. For a summary of our significant accounting policies, see Note 3 of the Notes to Consolidated Financial Statements.

- We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceed its sales threshold.

- We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments including investments in unconsolidated entities if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments below carrying value is other-than-temporary.

- To maintain our status as a REIT, we must distribute at least 90% of our taxable income in any given year and meet certain asset and income tests. We monitor our business and transactions that may potentially impact our REIT status. In the unlikely event that we fail to maintain our REIT status, and available relief provisions do not apply, then we would be required to pay federal income taxes at regular corporate income tax rates during the period we did not qualify as a REIT. If we lost our REIT status, we could not elect to be taxed as a REIT for four years unless our failure was due to reasonable cause and certain other conditions were met. As a result, failing to maintain REIT status would result in a significant increase in the income tax expense recorded during those periods.

- We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings as-if-vacant, land and market value of in-place leases. In the case of the fair value of buildings and the allocation of value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the market value of in-place leases, we make our best estimates of the tenants' ability to pay rents based upon the tenants' operating performance at the property, including the competitive position of the property in its market as well as sales psf, rents psf, and overall occupancy cost for the tenants in place at the acquisition date. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases.
- A variety of costs are incurred in the development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy and cease capitalization of costs upon opening.

RESULTS OF OPERATIONS

In addition to the activity discussed above in "Results Overview", the following acquisitions, property openings, and other activity significantly affected our consolidated results from continuing operations in the comparative periods:

- During 2009, we sold four consolidated properties described below.
- During 2009, we recognized a loss on our joint venture interests in our shopping centers in China. We sold our interests to affiliates of our Chinese partner for approximately $29 million, resulting in a loss of approximately $20 million.
- On August 6, 2009, we opened Cincinnati Premium Outlets, a 400,000 square foot outlet center located in Warren County, Ohio, north of Cincinnati.
- On April 23, 2009, we opened The Promenade at Camarillo Premium Outlets, a 220,000 square foot expansion located in Ventura County, north of Los Angeles.
- On November 13, 2008, we opened Jersey Shore Premium Outlets, a 435,000 square foot outlet center with 120 designer and name-brand outlet stores located in Tinton Falls, New Jersey.
- On November 6, 2008, we opened the second phase of Orlando Premium Outlets, a 114,000 square foot expansion that is 100% leased and adds 40 new merchants, located in Orlando, Florida.
- On May 1, 2008, we opened Pier Park, a 900,000 square foot, open-air retail center located in Panama City, Florida.
- On March 27, 2008, we opened Houston Premium Outlets, a 427,000 square foot outlet center located approximately 30 miles west of Houston in Cypress, Texas.
- On November 15, 2007, we opened Palms Crossing, a 396,000 square foot community center, located adjacent to the new McAllen Convention Center in McAllen, Texas.
- On November 8, 2007, we opened Philadelphia Premium Outlets, a 425,000 square foot outlet center located 35 miles northwest of Philadelphia in Limerick, Pennsylvania.
- On August 23, 2007, we acquired Las Americas Premium Outlets, a 560,000 square foot upscale outlet center located in San Diego, California, for $283.5 million, including the assumption of its $180.0 million mortgage.
- On March 29, 2007, we acquired an additional 25% interest in two regional malls (Town Center at Cobb and Gwinnett Place) in the Mills acquisition and now consolidate those properties.
- On March 28, 2007, we acquired a 100% interest in The Maine Outlet, a 112,000 square foot outlet center located in Kittery, Maine for a purchase price of $45.2 million.
- On March 9, 2007, we opened The Domain, in Austin, Texas, which combines 700,000 square feet of luxury fashion and restaurant space, 75,000 square feet of Class A office space and 390 apartments.

In addition to the activities discussed above and in "Results Overview", the following acquisitions, dispositions, and property openings affected our income from unconsolidated entities in the comparative periods:

- On September 28, 2009, we opened Suzhou In City Plaza, a 750,000 square foot center located in Suzhou, China. We held a 32.5% ownership interest in this center which was sold as part of the disposition of our interests in China.
- On September 25, 2009, we opened Zhengzhou In City Plaza, a 465,000 square foot center located in Zhengzhou, China. We held a 32.5% ownership interest in this center which was sold as part of the disposition of our interests in China.
- On July 9, 2009, Chelsea Japan Company, Ltd., or Chelsea Japan, the joint venture which operates the Japanese Premium Outlet Centers in which we have a 40% ownership interest, opened Ami Premium Outlets located in Ami, Japan.
- On December 30, 2008, Cincinnati Mills, one of the properties we acquired in the Mills acquisition, was sold. We held a 50% interest in the shopping center.
- On October 16, 2008, Chelsea Japan, opened Sendai-Izumi Premium Outlets located in Izumi Park Town, Japan. We hold a 40% ownership interest in Chelsea Japan.
- On August 25, 2008, Gallerie Commerciali Italia, or GCI, one of our European joint ventures in which we hold a 49% ownership interest, opened Monza, a 211,600 square foot shopping center in Monza, Italy.
- On June 5, 2008, we opened Changshu In City Plaza, a 487,000 square foot retail center located in Changshu, China. We held a 32.5% ownership interest in this center which was sold as part of the disposition of our interests in China.
- On May 2, 2008, we opened Hamilton Town Center, a 950,000 square foot open-air retail center in Noblesville, Indiana. We hold a 50% ownership interest in this center.
- On December 6, 2007, GCI opened Nola, a 876,000 square foot shopping center in Naples, Italy.
- On October 17, 2007, we acquired an 18.75% interest in Denver West Village in Lakewood, Colorado through our 50% ownership in SPG-FCM.
- On September 27, 2007, GCI opened Cinisello, located in Milan, Italy.
- On July 5, 2007, Simon Ivanhoe sold its interest in five assets located in Poland, for which we recorded our share of the gain of $90.6 million.
- On July 5, 2007, Chelsea Japan opened the 195,000 square foot first phase of Kobe-Sanda Premium Outlets, located just north of downtown Kobe, Japan.
- On June 1, 2007, Chelsea Japan opened Yeoju Premium Outlets, a 250,000 square foot center in Korea.
- On February 16, 2007, SPG-FCM Ventures, LLC, or SPG-FCM, an entity in which a subsidiary of the Operating Partnership holds a 50% interest, entered into a definitive agreement to acquire The Mills Corporation, or Mills. The Mills acquisition added 36 properties and over 42 million square feet of gross leasable area to our portfolio. The properties are generally located in major metropolitan areas and consist of a combination of traditional anchor tenants, local and national retailers, and a number of larger "big box" tenants. We made an equity investment of $650.0 million and provided loans to SPG-FCM and Mills in various amounts throughout 2007 to acquire Mills' remaining common and preferred equity, and to pay various costs of the transaction. We serve as manager of the properties acquired in this transaction, which is more fully discussed in the "Liquidity and Capital Resources" section.

For the purposes of the following comparisons between the years ended December 31, 2009 and 2008 and the years ended December 31, 2008 and 2007, the above transactions are referred to as the property transactions. In the following discussions of our results of operations, "comparable" refers to properties open and operating throughout both the current and prior year.

During 2009, we sold four consolidated properties that had an aggregate book value of $13.7 million for aggregate sales proceeds of $3.9 million, resulting in a net loss on sale of $9.8 million. The loss on sale of these assets recognized in the consolidated statements of operations and the operating results of the properties that we sold or disposed of during 2009 were not significant to our consolidated results of operations. The following is a list of the consolidated properties we sold and the date of disposition:

Property	Date of Disposition
Knoxville Commons	November 2, 2009
Park Plaza	November 2, 2009
Eastland Plaza	October 30, 2009
Raleigh Springs Mall	October 15, 2009

In 2008 we had no consolidated property dispositions.

During 2007, we disposed of five consolidated properties that had an aggregate book value of $91.6 million for aggregate sales proceeds of $56.4 million, resulting in a net loss on sale of approximately $35.3 million. The loss on sale of these assets has been reported as discontinued operations in the consolidated statements of operations. The operating results of the properties that we sold or disposed of during 2007 were not significant to our consolidated results of operations. The following is a list of consolidated property dispositions and the date of disposition for which we have reported the results of sale within discontinued operations:

Property	Date of Disposition
Lafayette Square	December 27, 2007
University Mall	September 28, 2007
Boardman Plaza	September 28, 2007
Griffith Park Plaza	September 20, 2007
Alton Square	August 2, 2007

Year Ended December 31, 2009 vs. Year Ended December 31, 2008

Minimum rents increased $24.9 million in 2009, of which the property transactions accounted for $27.3 million of the increase, offset by a decrease in comparable minimum rents of $2.4 million, or 0.1%. The decrease in comparable minimum rents was primarily attributable to a $15.4 million decline in the fair market value of in-place lease amortization and a $12.6 million decrease in straight-line rents, offset by an increase in minimum rents of $22.8 million and an increase in comparable rents from carts, kiosks, and other temporary tenants of $2.8 million. Overage rents decreased $15.3 million or 15.3%, as a result of a reduction in tenant sales for the period as compared to the prior year.

Tenant reimbursements decreased $3.7 million, due to a $14.8 million, or 1.4%, decrease in the comparable properties as a result of a decrease in expenditures allocable to tenants paying common area maintenance on a proportionate basis, offset by an $11.1 million increase attributable to the property transactions.

Management fees and other revenues decreased $8.4 million principally as a result of decreased earned premiums of our wholly-owned captive insurance entities and lower fee revenue due to the reduction in development, leasing and joint venture property refinancing activity.

Total other income decreased $5.4 million, and was principally the result of the following:

- a $15.4 million decrease in interest income primarily due to lower reinvestment rates and the lower rate applicable to our variable rate loan facility with SPG-FCM, and
- a $2.3 million decrease in net other activity.

These decreases were offset in part by a $6.5 million increase in land sale activity primarily related to a land sale in the fourth quarter of 2009 and a $5.8 million increase in lease settlement income.

Property operating expenses decreased $30.2 million, or 6.6%, primarily related to lower utility costs resulting from our cost control and cost reduction initiatives.

Depreciation and amortization expense increased $28.1 million due to the impact of prior year openings and expansion activity and acceleration of depreciation for certain properties scheduled for redevelopment.

Repairs and maintenance decreased $16.1 million due to our cost savings efforts.

Home and regional office expense decreased $34.8 million primarily due to decreased personnel costs attributable to our cost control initiatives and lower incentive compensation levels.

During 2009, we recognized a non-cash charge of $140.5 million representing an other-than-temporary impairment in the fair value below the carrying value of our minority investment in Liberty. We recorded the charge to earnings due to the significance and duration of the decline in the total share price, including currency revaluations. In addition, we recorded impairment charges in 2009 of $56.9 million related to one regional mall, certain parcels of land and certain predevelopment costs related to projects no longer being pursued. In 2008, we recognized an impairment of $16.5 million primarily representing the write-down of a mall property to its estimated net realizable value and the write-off of predevelopment costs for various development opportunities which we no longer plan to pursue.

During 2009, we recorded $5.7 million in transaction expenses related to costs associated with significant acquisition related activities. In accordance with the required adoption of a new accounting pronouncement effective January 1, 2009, all transaction costs are expensed as incurred and are no longer capitalized as a component of acquisition cost as prior accounting guidance permitted.

Interest expense increased $44.9 million primarily related to the Operating Partnership's issuance of $500 million of senior unsecured notes on August 11, 2009, $600 million senior unsecured notes on May 15, 2009 and $650 million senior unsecured notes on March 25, 2009, offset by decreased interest expense on our prior Credit Facility due to the payoff of the U.S. tranche and other property debt refinancings.

The 2008 period included a loss on extinguishment of debt of $20.3 million in the second quarter of 2008 related to the redemption of $200 million in remarketable debt securities. We extinguished the debt because the remarketing reset base rate was above the rate for 30-year U.S. Treasury securities at the date of redemption.

Income tax expense of taxable REIT subsidiaries decreased $8.8 million due to the recognition of a $5.8 million tax benefit in 2009 related to the adjustment of the carrying value of our investment in an unconsolidated non-retail real estate entity.

Income from unconsolidated entities increased $8.0 million as a result of our 2008 joint venture openings and expansion activity, interest rate savings from favorable interest rates and debt refinancings, and additional depreciation provisions related to the finalization of purchase accounting on asset basis step-ups in the 2008 period associated with the acquisition of Mills, offset by the gain recognized in 2008 from our disposition of an investment holding of non-retail real estate adjacent to one of our regional mall operating properties.

In 2009, we recognized a $42.7 million impairment charge representing our share of impairment charges recorded by unconsolidated entities and also impairment charges on our investment in certain unconsolidated entities for which we deemed the declines in value below our carrying amount other-than-temporary.

The loss on sale of assets and interests in unconsolidated entities of $30.1 million in 2009 was the result of the sale of one regional mall, three community centers, and our 32.5% joint venture interests in our shopping centers operating or under development in China.

Net income attributable to noncontrolling interests decreased $58.0 million primarily due to a decrease in the income of the Operating Partnership.

Preferred dividends decreased $14.8 million as a result of the conversion of 6.4 million Series I preferred shares into common shares during 2008.

Year Ended December 31, 2008 vs. Year Ended December 31, 2007

Minimum rents increased $137.2 million in 2008, of which the property transactions accounted for $64.6 million of the increase. Comparable rents increased $72.6 million, or 3.6%. This was primarily due to an increase in minimum rents of $82.1 million and an $8.5 million increase in straight-line rents, offset by a $16.4 million decrease in comparable property activity, primarily attributable to lower amounts of fair market value of in-place lease amortization. Overage rents decreased $9.8 million or 8.9%, as a result of a reduction in tenant sales for the period as compared to the prior year.

Tenant reimbursements increased $42.8 million, due to a $26.9 million increase attributable to the property transactions and a $15.9 million, or 1.6%, increase in the comparable properties due to our ongoing initiative to convert leases to a fixed reimbursement methodology for common area maintenance costs.

Management fees and other revenues increased $18.7 million principally as a result of the full year of additional management fees derived from managing the properties acquired in the Mills acquisition, and additional leasing and development fees as a result of incremental joint venture property activity.

Total other income decreased $56.6 million principally as a result of the following:

- a $26.7 million decrease in interest income primarily due to the repayment of loans made to SPG-FCM and Mills, and lower interest rates attributable to this loan facility, combined with decreased interest earnings on investments due to lower excess cash balances and interest rates earned in 2008 as compared to 2007,
- an $18.7 million decrease in lease settlement income as a result of significant lease settlements received from two department stores in 2007, and
- a $14.3 million decrease in loan financing fees related to Mills-related loan activity during 2007 which did not recur in 2008.

These decreases were offset in part by a $3.1 million increase in net other activity.

Depreciation and amortization expense increased $63.8 million in 2008 primarily due to our acquisition, expansion and renovation activity and the accelerated depreciation of tenant improvements for tenant leases terminated during the period and for properties scheduled for redevelopment.

Real estate taxes increased $21.3 million from the prior period, $9.0 million of which is related to the property transactions, and $12.3 million from our comparable properties due to the effect of increases resulting from reassessments, higher tax rates, and the effect of expansion and renovation activities.

Repairs and maintenance decreased $12.3 million due to our cost savings efforts.

Provision for credit losses increased $14.5 million primarily due to an increase in tenant bankruptcies and tenant delinquencies. This was reflected in total square footage lost to tenant bankruptcies of 1,104,000 during 2008 as compared to only 69,000 square feet in 2007.

Home and regional office expense increased $8.3 million primarily due to increased personnel costs, primarily the result of the Mills acquisition, and the increased expense from certain incentive compensation plans.

Other expenses increased $6.1 million due to increased consulting and professional fees, including legal fees and related costs.

In 2008, we recognized impairment charges of $16.5 million primarily representing the write-down of a mall property to its estimated net realizable value and the write-off of predevelopment costs for various development opportunities that we no longer plan to pursue.

Interest expense increased marginally by $1.3 million despite an $823.9 million increase in consolidated borrowings to fund our development and redevelopment activities, and the full year impact of our borrowings to fund the Mills-related loans, due to a 55 basis point decline in our weighted average borrowing rates. This decrease in weighted average borrowing rates was driven primarily by a decline in the applicable LIBOR rate for a majority of our consolidated floating rate debt instruments, including the Credit Facility.

We recognized a loss on extinguishment of debt of $20.3 million in the second quarter of 2008 related to the redemption of $200 million in remarketable debt securities. We extinguished the debt because the remarketing reset base rate was above the rate for 30-year U.S. Treasury securities at the date of redemption.

Income tax expense of taxable REIT subsidiaries increased $14.9 million due primarily to a $19.5 million tax benefit recognized in 2007 related to the impairment charge resulting from of the write-off of our investment in a land joint venture in Phoenix, Arizona.

Income from unconsolidated entities decreased $5.9 million, due primarily to the impact of the Mills acquisition (net of eliminations). On a net basis, our share of loss from SPG-FCM increased $4.7 million from the prior period due to a full year of SPG-FCM activity in 2008 as compared to only nine months of activity in 2007. The loss was driven by depreciation and amortization expense on asset basis step-ups in purchase accounting.

In 2007, we recognized an impairment charge of $55.1 million related to a land joint venture in Phoenix, Arizona.

The gain on sale of assets and interests in unconsolidated entities of $92.0 million in 2007 was primarily the result of Simon Ivanhoe selling its interest in certain assets located in Poland.

In 2007, the loss on sale of discontinued operations of $35.3 million represents the net loss upon disposition of five non-core properties consisting of three regional malls and two community/lifestyle centers.

Net income attributable to noncontrolling interests decreased $12.1 million primarily due to a decrease in the income of the Operating Partnership.

Preferred dividends decreased $14.0 million as a result of the conversion of 6.4 million Series I preferred shares into common shares and the redemption of the Series G preferred stock in the fourth quarter of 2007.

LIQUIDITY AND CAPITAL RESOURCES

Because we generate revenues primarily from long-term leases, our financing strategy relies primarily on long-term fixed rate debt. We manage our floating rate debt to be at or below 15-25% of total outstanding indebtedness by negotiating interest rates for each financing or refinancing based on current market conditions. Floating rate debt currently comprises approximately 12% of our total consolidated debt at December 31, 2009. We also enter into interest rate protection agreements as appropriate to assist in managing our interest rate risk. We derive most of our liquidity from leases that generate positive net cash flow from operations and distributions of capital from unconsolidated entities that totaled $1.9 billion during 2009. In addition, the new credit facility provides an alternative source of liquidity as our cash needs vary from time to time.

Our balance of cash and cash equivalents increased $3.2 billion during 2009 to $4.0 billion as of December 31, 2009. December 31, 2009 and 2008 balances include $38.1 million and $29.8 million, respectively, related to our co-branded gift card programs, which we do not consider available for general working capital purposes.

On December 31, 2009, we had available borrowing capacity of approximately $3.1 billion under the Credit Facility, net of outstanding borrowings of $446.1 million and letters of credit of $5.7 million. During 2009, the maximum amount outstanding under the Credit Facility was $1.6 billion and the weighted average amount outstanding was $669.8 million. The weighted average interest rate was 0.94% for the year ended December 31, 2009. On December 8, 2009, the Operating Partnership entered into a new unsecured revolving corporate credit facility providing an initial borrowing capacity of $3.565 billion. The new credit facility contains an accordion feature allowing the maximum borrowing capacity to expand to $4.0 billion. The new credit facility matures on March 31, 2013. Borrowings on the new facility were not drawn until January 5, 2010 when the Euro and Yen-denominated borrowings on the Credit Facility were transitioned to the new credit facility.

We and the Operating Partnership have historically had access to public equity and long term unsecured debt markets and access to private equity from institutional investors at the property level.

Our business model requires us to regularly access the debt and equity capital markets to raise funds for acquisition and development activity, redevelopment capital, and to refinance maturing debt. The turmoil in the capital markets that began in 2008 and which now shows signs of abating had an impact on many businesses', including ours, ability to access debt and equity capital. We raised approximately $3.4 billion in the public capital markets in 2009; however, there is no assurance we will be able to continue to do so in future periods or on similar terms or conditions. We believe we have sufficient cash on hand and availability under the new credit facility to address our debt maturities and capital needs through 2010.

As discussed further in Financing and Debt below, on January 12, 2010, we commenced a tender offer to purchase ten outstanding series of notes. We subsequently purchased $2.285 billion of notes on January 26, 2010. The purchase of the notes was primarily funded with proceeds from the sale of $2.25 billion of senior unsecured notes issued on January 25, 2010.

On February 16, 2010, we announced that we had made a written offer in early February to acquire General Growth Properties, Inc. (or General Growth) in a transaction valued at more than $10 billion, including approximately $9 billion in cash. Of this consideration, approximately $7 billion will be paid to unsecured creditors, representing par value plus accrued and unpaid dividends and interest. The transaction would not be subject to a financing condition and would be financed through cash on hand, asset sales and through equity co-investments in acquired properties by strategic institutional investors, with the balance coming from our existing credit facility. We indicated our willingness to discuss consideration consisting in whole or in part of our common equity in lieu of the cash portion of the consideration to General Growth's stockholders, and perhaps certain of its unsecured creditors, for those who would prefer to receive equity. The offer is subject to confirmatory due diligence and the negotiation and execution of a definitive transaction agreement, as well as required bankruptcy court and creditor approvals. As of the filing of this report, no transaction has occurred.

Acquisition of The Mills Corporation by SPG-FCM

On February 16, 2007, SPG-FCM, a 50/50 joint venture between an affiliate of the Operating Partnership and funds managed by Farallon Capital Management, L.L.C., or Farallon, entered into a definitive merger agreement to acquire all of the outstanding common stock of Mills for $25.25 per common share in cash. The acquisition of Mills and its interests in the 36 properties that remain at December 31, 2009 was completed in April 2007. As of December 31, 2009, we and Farallon had each funded $650.0 million into SPG-FCM to acquire all of the common stock of Mills. As part of the transaction, the Operating Partnership also made loans to SPG-FCM and Mills primarily at rates of LIBOR plus 270-275 basis points. These funds were used by SPG-FCM and Mills to repay loans and other obligations of Mills, including the redemption of preferred stock, during 2007. As of December 31, 2009, the outstanding balance of our loan to SPG-FCM was $632.0 million, and the average outstanding balance during the twelve month period ended December 31, 2009 of all loans made to SPG-FCM and Mills was approximately $589.5 million. During 2009, 2008 and 2007, we recorded approximately $9.3 million, $15.3 million and $39.1 million in interest income (net of inter-entity eliminations) related to these loans, respectively. We also recorded fee income, including fee income amortization related to up-front fees on loans made to SPG-FCM and Mills, during 2009, 2008 and 2007 of approximately $3.7 million, $3.1 million and $17.4 million (net of inter-entity eliminations), respectively, for providing refinancing services to Mills' properties and SPG-FCM. The existing loan facility to SPG-FCM bears a rate of LIBOR plus 275 basis points and matures on June 7, 2010, with two available one-year extensions. Fees charged on loans made to SPG-FCM and Mills are amortized on a straight-line basis over the life of the loan.

The Mills acquisition involved the purchase of all Mills' outstanding shares of common stock and common units for approximately $1.7 billion (at $25.25 per share or unit), the assumption of $954.9 million of preferred stock, the assumption of a proportionate share of property-level mortgage debt, of which SPG-FCM's share approximated $3.8 billion, the assumption of $1.2 billion in unsecured loans provided by us, costs to effect the acquisition, and certain liabilities and contingencies, including an ongoing investigation by the Securities and Exchange Commission, for an aggregate purchase price of approximately $8 billion. SPG-FCM has completed its purchase price allocations for the Mills acquisition using valuations developed with the assistance of a third-party professional appraisal firm.

In conjunction with the Mills acquisition, we acquired a majority interest in two properties in which we previously held a 50% ownership interest (Town Center at Cobb and Gwinnett Place) and as a result we have consolidated these two properties at the date of acquisition.

In addition to the loans provided to SPG-FCM, we also provide management services to substantially all of the properties in which SPG-FCM holds an interest.

Cash Flows

Our net cash flow from operating activities and distributions of capital from unconsolidated entities totaled $1.9 billion during 2009. In addition, we received net proceeds from our debt financing and repayment activities in 2009 of $542.1 million. These activities are further discussed below in "Financing and Debt". Also during 2009, we:

- sold 40,250,000 shares of common stock resulting in total proceeds of $1.6 billion,
- paid stock dividends and unitholder distributions of $147.8 million in cash and $754.2 million in common stock and units,
- paid preferred stock dividends and preferred unit distributions totaling $38.2 million,
- redeemed our 7.75%/8% cumulative redeemable preferred units for $85.1 million,
- funded consolidated capital expenditures of $376.3 million (includes development and other costs of $160.4 million, renovation and expansion costs of $159.0 million, and tenant costs and other operational capital expenditures of $56.9 million), and
- funded investments in unconsolidated entities of $107.2 million.

In general, we anticipate that cash generated from operations will be sufficient to meet operating expenses, monthly debt service, recurring capital expenditures, and distributions to stockholders necessary to maintain our REIT qualification on a long-term basis. In addition, we expect to be able to obtain capital for nonrecurring capital expenditures, such as acquisitions, major building renovations and expansions, as well as for scheduled principal maturities on outstanding indebtedness, from:

- excess cash generated from operating performance and working capital reserves,
- borrowings on our new credit facility,
- additional secured or unsecured debt financing, or
- additional equity raised in the public or private markets.

We expect to generate positive cash flow from operations in 2010, and we consider these projected cash flows in our sources and uses of cash. These cash flows are principally derived from retail tenants, many of whom continue to experience considerable financial distress. A significant deterioration in projected cash flows from operations could cause us to increase our reliance on available funds from the new credit facility, curtail planned capital expenditures, or seek other additional sources of financing as discussed above.

Financing and Debt

Unsecured Debt

Our unsecured debt at December 31, 2009 consisted of approximately $11.6 billion of senior unsecured notes of the Operating Partnership and $446.1 million outstanding under our prior Credit Facility. The total outstanding balance of the Credit Facility as of December 31, 2009 was comprised of the U.S. dollar equivalent of Euro and Yen-denominated borrowings which expired on January 11, 2010. The balance as of December 31, 2009 reflects interest at LIBOR plus 37.5 basis points and an additional facility fee of 12.5 basis points as these borrowings were made under our prior Credit Facility. On December 8, 2009, the Operating Partnership entered into a new unsecured revolving corporate credit facility providing an initial borrowing capacity of $3.565 billion. The new credit facility contains an accordion feature allowing the maximum borrowing capacity to expand to $4.0 billion. The new credit facility matures on March 31, 2013. The base interest on the new credit facility is LIBOR plus 210 basis points and includes a facility fee of 40 basis points. Borrowings on the new facility were not drawn until January 5, 2010 when the Euro and Yen-denominated borrowings on the Credit Facility were transitioned to the new credit facility.

During the year ended December 31, 2009, we drew amounts from the prior Credit Facility to fund the redemption of $600.0 million of maturing senior unsecured notes. We repaid a total of $1.2 billion on our Credit Facility during the year ended December 31, 2009. The maximum outstanding balance during the year ended December 31, 2009 was approximately $1.6 billion. During the year ended December 31, 2009, the weighted average outstanding balance of the prior Credit Facility was approximately $669.8 million.

On March 25, 2009 the Operating Partnership issued $650.0 million of senior unsecured notes at a fixed interest rate of 10.35%. The proceeds from the offering were used to reduce borrowings on the prior Credit Facility and for general business purposes.

On May 15, 2009, the Operating Partnership issued $600.0 million of senior unsecured notes at a fixed interest rate of 6.75%. The proceeds from the offering were used for general business purposes. The notes were re-opened on August 11, 2009, and an additional $500.0 million of senior unsecured notes were issued. We used the proceeds from the offering for general business purposes.

On January 12, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of ten outstanding series with maturity dates ranging from 2011 to March 2013. The total principal amount of the notes accepted for purchase on January 26, 2010 was approximately $2.3 billion, with a weighted average duration of 2.0 years and a weighted coupon of 5.76%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $2.25 billion of senior unsecured notes that closed on January 25, 2010. The senior notes offering was comprised of $400.0 million of 4.20% notes due 2015, $1.25 billion of 5.65% notes due 2020 and $600.0 million of 6.75% notes due 2040. We will report a $165.6 million charge to earnings in the first quarter of 2010 as a result of the tender offer.

Secured Debt

Total secured indebtedness was $6.6 billion and $6.3 billion at December 31, 2009 and 2008, respectively.

On July 30, 2009, we borrowed $400.0 million on a mortgage that is secured by Greenwood Park Mall, Southpark Mall, and Walt Whitman Mall, which matures on August 1, 2016 and bears interest at a fixed rate of 8.00%. This is a cross-collateralized and cross-defaulted loan as it pertains to these properties.

Summary of Financing

Our consolidated debt, adjusted to reflect outstanding derivative instruments, and the effective weighted average interest rates as of December 31, 2009, and 2008, consisted of the following (dollars in thousands):

Debt Subject to	Adjusted Balance as of December 31, 2009	Effective Weighted Average Interest Rate	Adjusted Balance as of December 31, 2008	Effective Weighted Average Interest Rate
Fixed Rate	**$16,814,240**	**6.10%**	$15,424,318	5.76%
Variable Rate	**1,816,062**	**1.19%**	2,618,214	1.31%
	$18,630,302	**5.62%**	$18,042,532	5.12%

As of December 31, 2009, we had $694.2 million of notional amount fixed rate swap agreements that have a weighted average fixed pay rate of 2.79% and a weighted average variable receive rate of 0.60%. As of December 31, 2009, the net effect of these agreements effectively converted $694.2 million of variable rate debt to fixed rate debt.

Contractual Obligations and Off-balance Sheet Arrangements: The following table summarizes the material aspects of our future obligations as of December 31, 2009 (dollars in thousands):

	2010	2011 to 2012	2013 to 2015	After 2015	Total
Long Term Debt					
Consolidated [1]	$2,311,705	$4,965,828	$ 6,424,036	$ 4,918,999	$ 18,620,568
Pro Rata Share Of Long Term Debt:					
Consolidated [2]	$2,292,867	$4,835,957	$ 6,355,112	$ 4,860,737	$ 18,344,673
Joint Ventures [2]	788,956	1,931,365	2,190,793	1,633,423	6,544,537
Total Pro Rata Share Of Long Term Debt	3,081,823	6,767,322	8,545,905	6,494,160	24,889,210
Consolidated Capital Expenditure Commitments [3]	27,938	357	—	—	28,295
Joint Venture Capital Expenditure Commitments [3]	6,115	3,779	—	—	9,894
Consolidated Ground Lease Commitments [4]	16,782	33,760	51,974	630,654	733,170
Total	$3,132,658	$6,805,218	$ 8,597,879	$ 7,124,814	$ 25,660,569

(1) Represents principal maturities only and therefore, excludes net premiums and discounts of $9,734 and all required interest payments. We incurred interest expense during 2009 of $992.1 million, net of capitalized interest of $14.5 million.

(2) Represents our pro rata share of principal maturities and excludes net premiums and discounts.

(3) Represents our pro rata share of capital expenditure commitments.

(4) Represents only the minimum non-cancellable lease period, excluding applicable lease extension and renewal options.

Our off-balance sheet arrangements consist primarily of our investments in real estate joint ventures which are common in the real estate industry and are described in Note 7 of the notes to the accompanying financial statements. Joint venture debt is the liability of the joint venture, is typically secured by the joint venture property, and is non-recourse to us. As of December 31, 2009, the Operating Partnership had loan guarantee obligations to support $47.2 million to support our total $6.5 billion share of joint venture mortgage and other indebtedness presented in the table above.

Preferred Stock Activity

During 2009, we issued a total of 500,891 shares of Series I 6% Preferred Stock upon conversion of an equal number of Series I preferred units.

Acquisitions and Dispositions

Buy-sell provisions are common in real estate partnership agreements. Most of our partners are institutional investors who have a history of direct investment in retail real estate. Our partners in our joint venture properties may initiate these provisions at any time. If we determine it is in our stockholders' best interests for us to purchase the joint venture interest and we believe we have adequate liquidity to execute the purchase without hindering our cash flows, then we may initiate these provisions or elect to buy. If we decide to sell any of our joint venture interests, we expect to use the net proceeds to reduce outstanding indebtedness or to reinvest in development, redevelopment, or expansion opportunities.

Acquisitions. Although the acquisition of high quality individual properties or portfolios of properties remains an integral component of our growth strategies, we did not acquire any properties during 2009.

We entered into a definitive agreement in December 2009 to acquire all of the outlet shopping centers currently owned by Prime Outlets Acquisition Company and certain of its affiliated entities, or the Prime Outlets, subject to Prime Outlets' existing fixed rate indebtedness and preferred stock. The Prime Outlets consist of 22 high quality outlet centers located in major metropolitan markets. We will pay consideration (consisting of cash and units of the Operating Partnership) of approximately $0.7 billion for the owners' interests in the Prime Outlets. The acquisition is subject to several closing conditions relating to certain financing arrangements of the Prime Outlets. Assuming all closing conditions are satisfied on a timely basis, we expect the transaction will close in the second quarter of 2010.

Dispositions. We continue to pursue the sale of properties that no longer meet our strategic criteria or that are not the primary retail venue within their trade area. In 2009, we sold the following wholly-owned properties: Raleigh Springs, a regional mall located in Memphis, Tennessee; Eastland Plaza, a community center located in Tulsa, Oklahoma; Knoxville Commons, a community center located in Knoxville, Tennessee; and Park Plaza, a community center located in Hopkinsville, Kentucky. We received net proceeds of $3.9 million on the U.S. property dispositions and recorded a net loss on these dispositions of $9.8 million. Also in December 2009, we recognized a loss on our joint venture interests in our shopping centers operating and under development in China. We sold our interests to affiliates of our Chinese partner for approximately $29 million, resulting in a loss of approximately $20 million. The loss on sales of these wholly owned entities and our joint venture interests in China is included in "(Loss) gain on sale of assets and interests in unconsolidated entities" in the 2009 consolidated statements of operations and comprehensive income.

On February 4, 2010, we and our partner in Simon Ivanhoe, Ivanhoe Cambridge, entered into a definitive agreement to sell all of the interests in Simon Ivanhoe which owns seven shopping centers located in France and Poland to Unibail-Rodamco. The joint venture partners will receive consideration of €715 million for the assets, subject to certain post-closing adjustments. We expect our share of the gain on sale of our interests in Simon Ivanhoe to be approximately $300 million. The transaction is scheduled to close during the first half of 2010, subject to customary closing conditions and regulatory approvals.

We do not believe the sale of these properties and joint venture interests will have a material impact on our future results of operations or cash flows. We believe the disposition of these assets will enhance the average overall quality of our portfolio.

Development Activity

New Domestic Developments. Given the significant downturn in the economy, we have substantially reduced our development spending. On August 6, 2009, we opened Cincinnati Premium Outlets, a 400,000 square foot upscale manufacturers' outlet center located in Monroe, OH. The total cost to complete this project was approximately $93.0 million, which was funded with available cash from operations. Also included in development projects is a 600,000 square foot Phase II expansion at The Domain, which is expected to open in the first half of 2010. Other than these projects, our share of other 2009 new developments was not significant.

Strategic Domestic Expansions and Renovations. In addition to new development, we incur costs related to construction for significant renovation and expansion projects at our properties. On April 23, 2009, we opened The Promenade at Camarillo Premium Outlets, a 220,000 square foot expansion of an existing center. The total cost to complete this project was approximately $73.0 million and was funded with available cash from operations. Included in our renovation and expansion projects is the addition of Nordstrom at South Shore Plaza, which is expected to open in the first half of 2010. We expect to fund this capital project with cash flow from operations. Our share of the cost of renovation or expansion projects that we expect to initiate or complete in 2010 is approximately $40.0 million.

Capital Expenditures on Consolidated Properties.

The following table summarizes total capital expenditures on consolidated properties on a cash basis:

	2009	2008	2007
New Developments and Other	**$ 160**	$ 327	$ 432
Renovations and Expansions	**159**	432	349
Tenant Allowances	**43**	72	106
Operational Capital Expenditures	**14**	43	130
Total	**$ 376**	$ 874	$1,017

International Development Activity. We typically reinvest net cash flow from our international investments to fund future international development activity. We believe this strategy mitigates some of the risk of our initial investment and our exposure to changes in foreign currencies. We have also funded our European investments with Euro-denominated borrowings that act as a natural hedge against local currency fluctuations. This has also been the case with our Premium Outlet Centers in Japan and Mexico where we use Yen and Peso denominated financing, respectively. Currently, our consolidated net income exposure to changes in the volatility of the Euro, Yen, Peso and other foreign currencies is not material. We expect our share of international development costs for 2010 will be approximately $65.0 million.

The carrying amount of our total combined investment in Simon Ivanhoe and GCI, as of December 31, 2009, including all related components of other comprehensive income, was $298.8 million. On December 14, 2009, we made an additional capital contribution to GCI of $79.4 million which was used to fund certain liabilities of the joint venture. The contribution increased our investment in GCI but did not impact our ownership percentage of the venture. Our investments in Simon Ivanhoe and GCI are accounted for using the equity method of accounting. Currently, two European developments are under construction which will add approximately 942,000 square feet of GLA for a total net cost of approximately €221 million, of which our share is approximately €53 million, or $76.0 million based on current Euro: USD exchange rates. Although we agreed to sell our joint venture interest in Simon Ivanhoe in 2010, we and Ivanhoe Cambridge have the right to participate with Unibail-Rodamco in the potential development of up to five new retail projects in the Simon Ivanhoe pipeline, subject to customary approval rights. We will own a 25% interest in any of these projects in which we agree to participate.

As of December 31, 2009, the carrying amount of our 40% joint venture investment in the eight Japanese Premium Outlet Centers including all related components of other comprehensive income was $302.2 million. In 2009, we completed construction and opened Ami Premium Outlets, a 224,500 square foot center located outside Tokyo, Japan. The project's total projected net cost is JPY 15.4 billion, of which our share is approximately JPY 6.2 billion, or $66.8 million based on applicable Yen: USD exchange rates. We also completed construction and opened a 171,800 square foot expansion at Kobe-Sanda Premium Outlets in Hyougo-ken, Japan. The project's total projected net cost is JPY 7.6 billion, of which our share is approximately JPY 3.0 billion, or $33.0 million based on applicable Yen: USD exchange rates. Currently, Toki Premium Outlets Phase III and Tosu Premium Outlets Phase III are under construction in Japan. Toki Premium Outlets Phase III is a 62,000 square foot expansion to the Toki Premium Outlet Center located in Toki, Japan. The project's total projected net cost is JPY 2.2 billion, of which our share is approximately JPY 864 million, or $9.4 million based on applicable Yen: USD exchange rates. Tosu Premium Outlets Phase III is a 52,000 square foot expansion to the Tosu Premium Outlet Center located in Fukuoka, Japan. The project's total projected net cost is JPY 3.2 billion, of which our share is approximately JPY 1.3 billion, or $13.7 million based on applicable Yen: USD exchange rates.

We hold a minority interest in Liberty which is a U.K. Real Estate Investment Trust that operates regional shopping centers and owns other prime retail assets throughout the U.K. Liberty is a U.K. FTSE 100 listed company, with shareholders' funds of £3.2 billion and property investments of £6.1 billion, of which its U.K. regional shopping centers comprise 70%. Assets of the group under control or joint control amount to £9.3 billion. Our interest in Liberty is less than 6% of its outstanding shares. We adjust the carrying value of this investment quarterly using quoted market prices, including a related foreign exchange component.

Dividends and Stock Repurchase Program

Dividends during 2009 aggregated $2.70 per share and were paid in a combination of cash and shares of our common stock, subject to stockholder election. Dividends during 2008 aggregated $3.60 per share and were paid entirely in cash. We must pay a minimum amount of dividends to maintain our status as a REIT. Our dividends typically exceed our consolidated net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Our future dividends and future distributions of the Operating Partnership will be determined by the Board of Directors based on actual results of operations, cash available for dividends and limited partner distributions, and what may be required to maintain our status as a REIT.

Our Board had authorized the repurchase of up to $1.0 billion of common stock through July 2009. No purchases were made as part of this program in 2009. The program was not renewed and has now expired.

Forward-Looking Statements

Certain statements made in this section or elsewhere in this report may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors. Such factors include, but are not limited to: the impact of a prolonged recession, our ability to meet debt service requirements, the availability and terms of financing, changes in our credit rating, changes in market rates of interest and foreign exchange rates for foreign currencies, the ability to hedge interest rate risk, risks associated with the acquisition, development and expansion of properties, general risks related to retail real estate, the liquidity of real estate investments, environmental liabilities, changes in market rental rates, trends in the retail industry, relationships with anchor tenants, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks relating to joint venture properties, competitive market forces, risks related to international activities, insurance costs and coverage, terrorist activities, and maintenance of our status as a real estate investment trust. We discuss these and other risks and uncertainties under the heading "Risk Factors" in our most recent Annual Report on Form 10-K. We may update that discussion in subsequent Quarterly Reports on Form 10-Q, but otherwise we undertake no duty or obligation to update or revise these forward-looking statements, whether as a result of new information, future developments, or otherwise.

Non-GAAP Financial Measure — Funds from Operations

Industry practice is to evaluate real estate properties in part based on funds from operations, or FFO. We consider FFO to be a key measure of our operating performance that is not specifically defined by accounting principles generally accepted in the United States, or GAAP. We believe that FFO is helpful to investors because it is a widely recognized measure of the performance of REITs and provides a relevant basis for comparison among REITs. We also use this measure internally to measure the operating performance of our portfolio.

We determine FFO based on the definition set forth by the National Association of Real Estate Investment Trusts, or NAREIT, as consolidated net income computed in accordance with GAAP:

- excluding real estate related depreciation and amortization,
- excluding gains and losses from extraordinary items and cumulative effects of accounting changes,
- excluding gains and losses from the sales of previously depreciated operating properties,
- plus the allocable portion of FFO of unconsolidated entities accounted for under the equity method of accounting based upon economic ownership interest, and
- all determined on a consistent basis in accordance with GAAP.

We have adopted NAREIT's clarification of the definition of FFO that requires us to include the effects of nonrecurring items not classified as extraordinary, cumulative effect of accounting changes, or a gain or loss resulting from the sale of previously depreciated operating properties. We include in FFO gains and losses realized from the sale of land, outlot buildings, marketable and non-marketable securities, and investment holdings of non-retail real estate. However, you should understand that our computation of FFO might not be comparable to FFO reported by other REITs and that FFO:

- does not represent cash flow from operations as defined by GAAP,
- should not be considered as an alternative to consolidated net income determined in accordance with GAAP as a measure of operating performance, and
- is not an alternative to cash flows as a measure of liquidity.

The following schedule sets forth total FFO before allocation to the limited partners of the Operating Partnership and FFO allocable to us. This schedule also reconciles FFO to consolidated net income, which we believe is the most directly comparable GAAP financial measure for the periods presented.

	For the Year Ended December 31,		
(in thousands)	**2009**	**2008**	**2007**
Funds from Operations	**$1,748,280**	$1,852,331	$1,691,887
Increase/(Decrease) in FFO from prior period	**(5.6)%**	9.5%	10.1%
Consolidated Net Income	**$ 387,262**	$ 599,535	$ 639,236
Adjustments to Arrive at FFO:			
Depreciation and amortization from consolidated properties and discontinued operations	**983,487**	954,494	892,488
Simon's share of depreciation and amortization from unconsolidated entities	**399,509**	376,670	315,159
Loss (gain) on sales of assets and interests in unconsolidated entities and discontinued operations	**30,108**	—	(56,792)
Net income attributable to noncontrolling interest holders in properties	**(5,496)**	(11,091)	(12,903)
Depreciation and amortization attributable to noncontrolling interest holders in properties	**(8,396)**	(8,559)	(8,646)
Preferred distributions and dividends	**(38,194)**	(58,718)	(76,655)
Funds from Operations	**$1,748,280**	$1,852,331	$1,691,887
FFO Allocable to Simon Property	**$1,440,554**	$1,477,446	$1,342,496
Diluted net income per share to diluted FFO per share reconciliation:			
Diluted net income per share	**$ 1.05**	$ 1.87	$ 1.95
Depreciation and amortization from consolidated properties and beneficial interests, and our share of depreciation and amortization from unconsolidated affiliates, net of noncontrolling interest portion of depreciation and amortization	**4.22**	4.69	4.27
Loss (gain) on sales of assets and interests in unconsolidated entities and discontinued operations, net of limited partners' interest	**0.09**	—	(0.20)
Impact of additional dilutive securities for FFO per share	**(0.03)**	(0.14)	(0.12)
Diluted FFO per share	**$ 5.33**	$ 6.42	$ 5.90
Basic weighted average shares outstanding	**267,055**	225,333	222,998
Adjustments for dilution calculation:			
Effect of stock options	**316**	551	778
Effect of contingently issuable shares from stock dividends	**1,101**	—	—
Impact of Series C cumulative preferred 7% convertible units	**46**	75	122
Impact of Series I preferred stock	**6,354**	10,773	11,065
Impact of Series I preferred units	**1,228**	1,531	2,485
Diluted weighted average shares outstanding	**276,100**	238,263	237,448
Weighted average limited partnership units outstanding	**57,292**	57,175	58,036
Diluted weighted average shares and units outstanding	**333,392**	295,438	295,484

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on that assessment, we believe that, as of December 31, 2009, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on their assessment of our internal control over financial reporting. Their report appears on page 29 of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Simon Property Group, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Simon Property Group, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2009 of Simon Property Group, Inc. and Subsidiaries, and our report dated February 25, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
February 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Simon Property Group, Inc.:

We have audited the accompanying consolidated balance sheets of Simon Property Group, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simon Property Group, Inc. and Subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simon Property Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
February 25, 2010

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share amounts)

	December 31, 2009	December 31, 2008
ASSETS:		
Investment properties, at cost	**$ 25,336,189**	$ 25,205,715
Less – accumulated depreciation	**7,004,534**	6,184,285
	18,331,655	19,021,430
Cash and cash equivalents	**3,957,718**	773,544
Tenant receivables and accrued revenue, net	**402,729**	414,856
Investment in unconsolidated entities, at equity	**1,468,577**	1,663,886
Deferred costs and other assets	**1,155,587**	1,028,333
Note receivable from related party	**632,000**	520,700
Total assets	**$ 25,948,266**	$ 23,422,749
LIABILITIES:		
Mortgages and other indebtedness	**$ 18,630,302**	$ 18,042,532
Accounts payable, accrued expenses, intangibles, and deferred revenues	**987,530**	1,086,248
Cash distributions and losses in partnerships and joint ventures, at equity	**457,754**	380,730
Other liabilities and accrued dividends	**159,345**	155,151
Total liabilities	**20,234,931**	19,664,661
Commitments and contingencies		
Limited partners' preferred interest in the Operating Partnership and noncontrolling redeemable interests in properties	**125,815**	276,608
Series I 6% convertible perpetual preferred stock, 19,000,000 shares authorized, 8,091,155 and 7,590,264 issued and outstanding, respectively, at liquidation value	**404,558**	379,513
EQUITY:		
Stockholders' equity		
Capital stock (850,000,000 and 750,000,000 total shares authorized, respectively, $.0001 par value, 238,000,000 and 237,996,000 shares of excess common stock, respectively, 100,000,000 authorized shares of preferred stock):		
Series J 8 3/8% cumulative redeemable preferred stock, 1,000,000 shares authorized, 796,948 issued and outstanding, with a liquidation value of $39,847	**45,704**	46,032
Common stock, $.0001 par value, 511,990,000 and 400,004,000 shares authorized, respectively, 289,866,711 and 235,691,040 issued and outstanding, respectively	**29**	24
Class B common stock, $.0001 par value, 10,000 and 12,000,000 shares authorized, respectively, 8,000 issued and outstanding	**—**	—
Capital in excess of par value	**7,547,959**	5,410,147
Accumulated deficit	**(2,955,671)**	(2,491,929)
Accumulated other comprehensive loss	**(3,088)**	(165,066)
Common stock held in treasury at cost, 4,126,440 and 4,379,396 shares, respectively	**(176,796)**	(186,210)
Total stockholders' equity	**4,458,137**	2,612,998
Noncontrolling interests	**724,825**	488,969
Total equity	**5,182,962**	3,101,967
Total liabilities and equity	**$ 25,948,266**	$ 23,422,749

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Dollars in thousands, except per share amounts)

	For the Year Ended December 31,		
	2009	2008	2007
REVENUE:			
Minimum rent	**$2,316,838**	$2,291,919	$2,154,713
Overage rent	**84,922**	100,222	110,003
Tenant reimbursements	**1,062,227**	1,065,957	1,023,164
Management fees and other revenues	**124,059**	132,471	113,740
Other income	**187,170**	192,586	249,179
Total revenue	**3,775,216**	3,783,155	3,650,799
EXPENSES:			
Property operating	**425,703**	455,874	454,510
Depreciation and amortization	**997,598**	969,477	905,636
Real estate taxes	**333,957**	334,657	313,311
Repairs and maintenance	**91,736**	107,879	120,224
Advertising and promotion	**93,565**	96,783	94,340
Provision for credit losses	**22,655**	24,035	9,562
Home and regional office costs	**110,048**	144,865	136,610
General and administrative	**18,124**	20,987	19,587
Impairment charge	**197,353**	16,489	—
Transaction expenses	**5,697**	—	—
Other	**72,088**	69,061	62,987
Total operating expenses	**2,368,524**	2,240,107	2,116,767
OPERATING INCOME	**1,406,692**	1,543,048	1,534,032
Interest expense	**(992,065)**	(947,140)	(945,852)
Loss on extinguishment of debt	**—**	(20,330)	—
Income tax benefit (expense) of taxable REIT subsidiaries	**5,220**	(3,581)	11,322
Income from unconsolidated entities	**40,220**	32,246	38,120
Impairment charge from investments in unconsolidated entities	**(42,697)**	(4,683)	(55,061)
(Loss) gain on sale of assets and interests in unconsolidated entities	**(30,108)**	—	92,044
Consolidated income from continuing operations	**387,262**	599,560	674,605
Discontinued operations	**—**	(25)	(117)
Loss on sale of discontinued operations	**—**	—	(35,252)
CONSOLIDATED NET INCOME	**387,262**	599,535	639,236
Net income attributable to noncontrolling interests	**77,855**	135,899	147,997
Preferred dividends	**26,309**	41,119	55,075
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	**$ 283,098**	$ 422,517	$ 436,164
BASIC EARNINGS PER COMMON SHARE:			
Income from continuing operations	**$ 1.06**	$ 1.88	$ 2.09
Discontinued operations	**—**	—	(0.13)
Net income attributable to common stockholders	**$ 1.06**	$ 1.88	$ 1.96
DILUTED EARNINGS PER COMMON SHARE:			
Income from continuing operations	**$ 1.05**	$ 1.87	$ 2.08
Discontinued operations	**—**	—	(0.13)
Net income attributable to common stockholders	**$ 1.05**	$ 1.87	$ 1.95
Consolidated Net Income	**$ 387,262**	$ 599,535	$ 639,236
Unrealized gain (loss) on interest rate hedge agreements	**1,509**	(50,973)	(10,760)
Net (loss) gain on derivative instruments reclassified from accumulated other comprehensive income (loss) into interest expense	**(14,754)**	(3,205)	902
Currency translation adjustments	**(8,244)**	(6,953)	6,297
Changes in available-for-sale securities and other	**224,694**	(168,619)	2,020
Comprehensive income	**590,467**	369,785	637,695
Comprehensive income attributable to noncontrolling interests	**119,082**	89,302	147,608
Comprehensive income attributable to common stockholders	**$ 471,385**	$ 280,483	$ 490,087

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the Year Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Consolidated Net Income	**$ 387,262**	$ 599,535	$ 639,236
Adjustments to reconcile consolidated net income to net cash provided by operating activities —			
Depreciation and amortization	**1,009,490**	956,827	875,284
Impairment charges	**240,050**	21,172	55,061
Loss (gain) on sale of assets and interests in unconsolidated entities	**30,108**	—	(92,044)
Loss on disposal or sale of discontinued operations	—	—	35,252
Straight-line rent	**(24,653)**	(33,672)	(20,907)
Equity in income of unconsolidated entities	**(40,220)**	(32,246)	(38,120)
Distributions of income from unconsolidated entities	**105,318**	118,665	101,998
Changes in assets and liabilities —			
Tenant receivables and accrued revenue, net	**37,465**	(14,312)	(40,976)
Deferred costs and other assets	**(28,089)**	(21,295)	(70,138)
Accounts payable, accrued expenses, intangibles, deferred revenues and other liabilities	**3,789**	41,213	114,786
Net cash provided by operating activities	**1,720,520**	1,635,887	1,559,432
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions	—	—	(263,098)
Funding of loans to related parties	**(120,000)**	(8,000)	(2,752,400)
Repayments on loans to related parties	**8,700**	35,300	2,204,400
Capital expenditures, net	**(376,275)**	(874,286)	(1,017,472)
Cash impact from the consolidation and de-consolidation of properties	—	—	6,117
Net proceeds from sale of partnership interests, other assets and discontinued operations	**33,106**	—	56,374
Investments in unconsolidated entities	**(107,204)**	(137,509)	(687,327)
Purchase of marketable and non-marketable securities	**(132,984)**	(355,994)	(29,644)
Sale of marketable securities	**74,116**	8,997	16,989
Distributions of capital from unconsolidated entities and other	**201,550**	309,217	416,485
Net cash used in investing activities	**(418,991)**	(1,022,275)	(2,049,576)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sales of common stock and other	**1,642,228**	11,106	156,710
Purchase of limited partner units	—	(16,009)	(83,993)
Preferred stock redemptions	**(87,689)**	(1,845)	(300,468)
Distributions to noncontrolling interest holders in properties	**(30,706)**	(28,251)	(91,032)
Contributions from noncontrolling interest holders in properties	**2,795**	4,005	2,903
Preferred distributions of the Operating Partnership	**(11,885)**	(17,599)	(21,580)
Preferred dividends and distributions to stockholders	**(148,507)**	(852,446)	(804,271)
Distributions to limited partners	**(25,658)**	(205,850)	(194,823)
Mortgage and other indebtedness proceeds, net of transaction costs	**3,220,706**	4,456,975	5,577,083
Mortgage and other indebtedness principal payments	**(2,678,639)**	(3,692,136)	(4,177,763)
Net cash provided by (used in) financing activities	**1,882,645**	(342,050)	62,766
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**3,184,174**	271,562	(427,378)
CASH AND CASH EQUIVALENTS, beginning of year	**773,544**	501,982	929,360
CASH AND CASH EQUIVALENTS, end of year	**$ 3,957,718**	$ 773,544	$ 501,982

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Preferred Stock	Common Stock
BALANCE AT DECEMBER 31, 2006	**$ 195,532**	**$ 23**
Conversion of limited partner units (1,692,474 common shares, Note 10)		
Stock options exercised (231,025 common shares)		
Series I preferred stock conversion to common stock (65,907 preferred shares to 51,987 common shares)		
Series I preferred unit conversion to limited partner units		
Series J preferred stock premium amortization	(328)	
Treasury stock purchase (572,000 Shares)		
Series G preferred stock accretion	1,157	
Series G preferred stock redemption (3,000,000 shares)	(150,000)	
Series L preferred stock issuance (6,000,000 shares)	150,000	
Series L preferred stock redemption (6,000,000 shares)	(150,000)	
Stock incentive program (222,725 common shares, net)		
Common stock retired (23,000 shares)		
Amortization of stock incentive		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests		
Distributions to other noncontrolling interest partners		
Other comprehensive income		
Net income, excluding $21,580 attributable to preferred interests in the Operating Partnership		
BALANCE AT DECEMBER 31, 2007	**$ 46,361**	**$ 23**
Conversion of limited partner units (2,574,608 common shares, Note 10)		1
Conversion of Class C stock (4,000 shares)		
Issuance of common shares upon conversion of Class C shares (4,000 common shares)		
Stock options exercised (282,106 common shares)		
Series I preferred stock conversion to common stock (6,437,072 preferred shares to 5,151,776 common shares)		
Series I preferred unit conversion to limited partner units		
Series J preferred stock premium amortization	(329)	
Stock incentive program (276,872 common shares, net)		
Amortization of stock incentive		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests		
Distributions to other noncontrolling interest partners		
Other comprehensive income (loss)		
Net income, excluding $17,599 attributable to preferred interests in the Operating Partnership		
BALANCE AT DECEMBER 31, 2008	**$ 46,032**	**$ 24**
Conversion of limited partner units (1,866,474 common shares, Note 10)		
Public offerings of common stock (40,250,000 common shares)		4
Stock options exercised (181,850 common shares)		
Series J preferred stock premium amortization	(328)	
Conversion of Series C preferred Units to limited partner units		
Issuance of limited partner units with the redemption of the Series C preferred units		
Issuance of limited partner units with the redemption of the Series D preferred units		
Stock incentive program (254,227 common shares, net)		
Amortization of stock incentive		
Other		
Adjustment to limited partners' interest from increased ownership in the Operating Partnership		
Distributions to common shareholders and limited partners, excluding Operating Partnership preferred interests		
Stock and units issued to common shareholders and limited partners (11,876,076 common shares)		1
Distributions to other noncontrolling interest partners		
Other comprehensive income (loss)		
Net income, excluding $11,885 attributable to preferred interests in the Operating Partnership		
BALANCE AT DECEMBER 31, 2009	**$ 45,704**	**$ 29**

The accompanying notes are an integral part of these statements.

Accumulated Other Comprehensive Income (Loss)	Capital in Excess of Par Value	Accumulated Deficit	Common Stock Held in Treasury	Noncontrolling Interests	Total Equity
$ 19,239	**$ 5,010,256**	**$ (1,771,481)**	**$ (193,599)**	**$ 780,706**	**$ 4,040,676**
	22,781			(22,781)	—
	7,604				7,604
	3,296				3,296
				30,320	30,320
					(328)
			(49,269)		(49,269)
					1,157
					(150,000)
					150,000
					(150,000)
	(29,262)		29,262		—
	(773)	(1,518)			(2,291)
	26,779				26,779
	571	(10,918)		(17,996)	(28,343)
	26,466			(26,466)	—
		(804,271)		(194,823)	(999,094)
				(82,010)	(82,010)
(1,152)				(389)	(1,541)
		491,239		126,417	617,656
$ 18,087	**$ 5,067,718**	**$ (2,096,949)**	**$ (213,606)**	**$ 592,978**	**$ 3,414,612**
	31,350			(31,351)	—
					—
					—
	11,886				11,886
	321,854				321,854
				74,695	74,695
					(329)
	(27,396)		27,396		—
	28,640				28,640
	(450)	(6,170)		(10,908)	(17,528)
	(23,455)			23,455	—
		(852,446)		(205,850)	(1,058,296)
				(25,753)	(25,753)
(183,153)				(46,597)	(229,750)
		463,636		118,300	581,936
$ (165,066)	**$ 5,410,147**	**$ (2,491,929)**	**$ (186,210)**	**$ 488,969**	**$ 3,101,967**
	24,033			(24,033)	—
	1,638,336				1,638,340
	4,725				4,725
					(328)
				763	763
				1,875	1,875
				38,086	38,086
	(9,414)		9,414		—
	22,870				22,870
	(508)	(4,141)		70	(4,579)
	(162,732)			162,732	—
		(769,008)		(159,392)	(928,400)
	620,502			133,734	754,237
				(25,176)	(25,176)
161,978				41,227	203,205
		309,407		65,970	375,377
$ (3,088)	**$ 7,547,959**	**$ (2,955,671)**	**$ (176,796)**	**$ 724,825**	**$ 5,182,962**

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

1. ORGANIZATION

Simon Property Group, Inc. is a Delaware corporation that operates as a self-administered and self-managed real estate investment trust, or REIT, under the Internal Revenue Code. Simon Property Group, L.P., or the Operating Partnership, is our majority-owned partnership subsidiary that owns all of our real estate properties. In these notes to consolidated financial statements, the terms "we", "us" and "our" refer to Simon Property, the Operating Partnership, and their subsidiaries.

We own, develop and manage retail real estate properties, which consist primarily of regional malls, Premium Outlet® centers, The Mills®, and community/lifestyle centers. As of December 31, 2009, we owned or held an interest in 321 income-producing properties in the United States, which consisted of 162 regional malls, 41 Premium Outlet centers, 67 community/lifestyle centers, 36 properties acquired in the 2007 acquisition of The Mills Corporation, or the Mills acquisition, and 15 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 36 properties acquired in the Mills portfolio, 16 of these properties are The Mills, 16 are regional malls, and four are community centers. We also own an interest in one parcel of land held in the United States for future development. Internationally, as of December 31, 2009, we had ownership interests in 51 European shopping centers (France, Italy and Poland), eight Premium Outlet centers in Japan, one Premium Outlet center in Mexico, and one Premium Outlet center in South Korea. Also, through joint venture arrangements we have a 24% interest in two shopping centers in Italy currently under development.

We generate the majority of our revenues from leases with retail tenants including:

- Base minimum rents,
- Overage and percentage rents based on tenants' sales volume, and
- Recoveries of substantially all of our recoverable expenditures, which consist of property operating, real estate tax, repairs and maintenance, and advertising and promotional expenditures.

Revenues of our management company, after intercompany eliminations, consist primarily of management fees that are typically based upon the revenues of the property being managed.

We also generate supplemental revenue from the following activities:

- Establishing our malls as leading market resource providers for retailers and other businesses and consumer-focused corporate alliances including payment systems (such as handling fees relating to the sales of bank-issued prepaid cards), national marketing alliances, static and digital media initiatives, business development, sponsorship, and events,
- Offering property operating services for major capital expenditures such as roofing, parking lots and energy systems,
- Selling or leasing land adjacent to our shopping center properties, commonly referred to as "outlots" or "outparcels," and
- Generating interest income on cash deposits and loans made to related entities.

2. BASIS OF PRESENTATION AND CONSOLIDATION

The accompanying consolidated financial statements include the accounts of all majority-owned subsidiaries, and all significant intercompany amounts have been eliminated.

We consolidate properties that are wholly owned or properties that we own less than 100% but we control. Control of a property is demonstrated by, among other factors, our ability to:

- manage day-to-day operations,
- refinance debt and sell the property without the consent of any other partner or owner, and
- the inability of any other partner or owner to replace us.

We also consolidate a variable interest entity, or VIE, when we are determined to be the primary beneficiary. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE, including management agreements and other contractual arrangements, when determining the party obligated to absorb the majority of the expected losses, as defined, by accounting standards. There have been no changes during 2009 in conclusions about whether an entity qualifies as a VIE or whether we are the primary beneficiary of any previously identified VIE. During 2009, we did not provide financial or other support to a previously identified VIE that we were not previously contractually obligated to provide.

Investments in partnerships and joint ventures represent our noncontrolling ownership interests in properties. We account for these investments using the equity method of accounting. We initially record these investments at cost and we subsequently adjust for net equity in income or loss, which we allocate in accordance with the provisions of the applicable partnership or joint venture agreement, and cash contributions and distributions. The allocation provisions in the partnership or joint venture agreements are not always consistent with the legal ownership interests held by each general or limited partner or joint venture investee primarily due to partner preferences. We separately report investments in joint ventures for which accumulated distributions have exceeded investments in and our share of net income of the joint ventures within "Cash distributions and losses in partnerships and joint ventures, at equity" in the consolidated balance sheets. The net equity of certain joint ventures is less than zero because of financing or operating distributions that are usually greater than net income, as net income includes non-cash charges for depreciation and amortization.

As of December 31, 2009, we consolidated 200 wholly-owned properties and 18 additional properties that are less than wholly-owned, but which we control or for which we are the primary beneficiary. We account for the remaining 164 properties using the equity method of accounting (joint venture properties). We manage the day-to-day operations of 93 of the 164 joint venture properties but have determined that our partner or partners have substantive participating rights in regards to the assets and operations of these joint venture properties. Our investments in joint ventures in Europe, Japan, Mexico and Korea comprise 61 of the remaining 71 properties. The international properties are managed by joint ventures in which we share oversight responsibility with our partner. Additionally, we account for our investment in SPG-FCM Ventures, LLC, or SPG-FCM, which acquired The Mills Corporation and its majority-owned subsidiary, The Mills Limited Partnership, or collectively Mills, in April 2007, using the equity method of accounting. We have determined that SPG-FCM is not a VIE and that Farallon Capital Management, L.L.C., or Farallon, our joint venture partner, has substantive participating rights with respect to the assets and operations of SPG-FCM pursuant to the applicable partnership agreements.

We allocate net operating results of the Operating Partnership after preferred distributions to third parties and to us based on the partners' respective weighted average ownership interests in the Operating Partnership. Net operating results of the Operating Partnership attributable to third parties are reflected in net income attributable to noncontrolling interests.
Our weighted average ownership interest in the Operating Partnership was as follows:

	For the Year Ended December 31,		
	2009	**2008**	**2007**
Weighted average ownership interest	**82.4%**	79.8%	79.4%

As of December 31, 2009 and 2008, our ownership interest in the Operating Partnership was 83.2% and 80.4%, respectively. We adjust the limited partners' interest in the Operating Partnership at the end of each period to reflect their interest in the Operating Partnership.

Reclassifications

We made certain reclassifications of prior period amounts in the consolidated financial statements to conform to the 2009 presentation. These reclassifications had no impact on previously reported net income available to common stockholders or earnings per share.

Subsequent Events

We have evaluated the financial statements for subsequent events through the time of the filing of our most recent Annual Report on Form 10-K.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Properties

We record investment properties at cost. Investment properties include costs of acquisitions; development, predevelopment, and construction (including allocable salaries and related benefits); tenant allowances and improvements; and interest and real estate taxes incurred during construction. We capitalize improvements and replacements from repair and maintenance when the repair and maintenance extends the useful life, increases capacity, or improves the efficiency of the asset. All other repair and

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

maintenance items are expensed as incurred. We capitalize interest on projects during periods of construction until the projects are ready for their intended purpose based on interest rates in place during the construction period. The amount of interest capitalized during each year is as follows:

	For the Year Ended December 31,		
	2009	2008	2007
Capitalized interest	**$14,502**	$27,847	$35,793

We record depreciation on buildings and improvements utilizing the straight-line method over an estimated original useful life, which is generally 10 to 40 years. We review depreciable lives of investment properties periodically and we make adjustments when necessary to reflect a shorter economic life. We amortize tenant allowances, tenant inducements and tenant improvements utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. We record depreciation on equipment and fixtures utilizing the straight-line method over seven to ten years.

We review investment properties for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, occupancy and comparable sales per square foot at the property. We measure any impairment of investment property when the estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent impairment has occurred, we charge to income the excess of carrying value of the property over its estimated fair value. We estimate fair value using unobservable market data such as operating income, estimated capitalization rates, or multiples, leasing prospects and local market information. We may decide to sell properties that are held for use and the sale prices of these properties may differ from their carrying values. We also review our investments including investments in unconsolidated entities if events or circumstances change indicating that the carrying amount of our investments may not be recoverable. We will record an impairment charge if we determine that a decline in the fair value of the investments is other-than-temporary.

Certain of our real estate assets contain asbestos. The asbestos is appropriately contained, in accordance with current environmental regulations, and we have no current plans to remove the asbestos. If these properties were demolished, certain environmental regulations are in place which specify the manner in which the asbestos must be handled and disposed. Because the obligation to remove the asbestos has an indeterminable settlement date, we are not able to reasonably estimate the fair value of this obligation.

Purchase Accounting Allocation

We allocate the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component which may be derived from various observable or unobservable inputs and assumptions. Also, we may utilize third party valuation specialists. These components typically include buildings, land and intangibles related to in-place leases and we estimate:

- the fair value of land and related improvements and buildings on an as-if-vacant basis.
- the market value of in-place leases based upon our best estimate of current market rents and amortize the resulting market rent adjustment into revenues.
- the value of costs to obtain tenants, including tenant allowances and improvements and leasing commissions.
- the value of revenue and recovery of costs foregone during a reasonable lease-up period, as if the space was vacant.

Amounts allocated to building are depreciated over the estimated remaining life of the acquired building or related improvements. We amortize amounts allocated to tenant improvements, in-place lease assets and other lease-related intangibles over the remaining life of the underlying leases. We also estimate the value of other acquired intangible assets, if any, which are amortized over the remaining life of the underlying related leases or intangibles.

Discontinued Operations

We reclassify any material operations and gains or losses on disposal related to consolidated properties sold during the period to discontinued operations. During 2007, we reported the net loss upon sale on five consolidated assets sold in "Loss on sale of discontinued operations" in the consolidated statements of operations and comprehensive income. The operating results of the assets disposed of in 2007 were not significant to our consolidated results of operations. There were no consolidated assets sold during 2008. During 2009, we reported the net loss of approximately $9.8 million upon the sale of four consolidated assets in "(Loss) gain on sales of assets and interests in unconsolidated entities" in the consolidated statements of operations and comprehensive income. The loss on these assets and the operating results were not significant to our consolidated results of operations.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents. Cash equivalents are carried at cost, which approximates fair value. Cash equivalents generally consist of commercial paper, bankers acceptances, Eurodollars, repurchase agreements, and money markets. Our gift card programs are administered by banks. We collect gift card funds at the point of sale and then remit those funds to the banks for further processing. As a result, cash and cash equivalents, as of December 31, 2009 and 2008, includes a balance of $38.1 million and $29.8 million, respectively, related to these gift card programs which we do not consider available for general working capital purposes. Financial instruments that potentially subject us to concentrations of credit risk include our cash and cash equivalents and our trade accounts receivable. We place our cash and cash equivalents with institutions with high credit quality. However, at certain times, such cash and cash equivalents may be in excess of FDIC and SIPC insurance limits. See Notes 4, 8, and 10 for disclosures about non-cash investing and financing transactions.

Marketable and Non-Marketable Securities

Marketable securities consist primarily of the investments of our captive insurance subsidiaries, our investment in shares of stock of Liberty International PLC, or Liberty, our deferred compensation plan investments, and certain investments held to fund the debt service requirements of debt previously secured by investment properties that have been sold.

The types of securities included in the investment portfolio of our captive insurance subsidiaries typically include U.S. Treasury or other U.S. government securities as well as corporate debt securities with maturities ranging from less than 1 to 10 years. These securities are classified as available-for-sale and are valued based upon quoted market prices or other observable inputs when quoted market prices are not available. The amortized cost of debt securities, which approximates fair value, held by our captive insurance subsidiaries is adjusted for amortization of premiums and accretion of discounts to maturity. Our investment in Liberty is also accounted for as an available-for-sale security. Liberty operates regional shopping centers and is the owner of other retail assets throughout the United Kingdom, as well as certain real estate assets in the U.S. Our interest in Liberty is adjusted to their quoted market price, including a related foreign exchange component. Changes in the values of these securities are recognized in accumulated other comprehensive loss until the gain or loss is realized or until any unrealized loss is deemed to be other-than-temporary. We review any declines in value of these securities for other-than-temporary impairment and consider the severity and duration of any decline in value. To the extent an other-than-temporary impairment is deemed to have occurred, an impairment charge is recorded and a new cost basis is established. Subsequent changes are then recognized through other comprehensive income unless another other-than-temporary impairment is deemed to have occurred.

During 2009, we recognized a non-cash charge of $140.5 million, or $0.44 per diluted share, representing an other-than-temporary impairment in fair value below the carrying value of our investment in Liberty. At June 30 and December 31, 2009, we owned 35.4 million shares at a weighted average original cost per share of £5.74. As of June 30 and December 31, 2009, Liberty's quoted market price was £3.97 and £5.15 per share, respectively. As a result of the significance and duration of the decline in the total share price at June 30, 2009, including currency revaluations, we deemed the decline in value as other-than-temporary impairment establishing a new cost basis of our investment in Liberty. As a result, changes in available-for-sale securities and other in the 2009 consolidated statement of operations and comprehensive income include the reclassification of $140.5 million from accumulated other comprehensive loss to earnings related to this non-cash charge. Prior to the quarter ending June 30, 2009, the changes in value of our Liberty investment were reflected in other comprehensive income. Effective July 1, 2009, we resumed marking to market our Liberty investment through other comprehensive income. The resulting mark-to-market adjustment at December 31, 2009 was an increase in the carrying value of Liberty of $58.2 million with a corresponding adjustment in other comprehensive income.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Our insurance subsidiaries are required to maintain statutory minimum capital and surplus as well as maintain a minimum liquidity ratio. Therefore, our access to these securities may be limited. Our deferred compensation plan investments are classified as trading securities and are valued based upon quoted market prices. The investments have a matching liability recorded as the amounts are fully payable to the employees that earned the compensation. Changes in the values of these securities and changes to the matching liability to employees are both recognized in earnings and as a result the impact to consolidated net income is zero. As of December 31, 2009 and 2008, we have investments of $51.7 million and $53.4 million, respectively, which must be used to fund the debt service requirements of debt related to investment properties sold. These investments are classified as held-to-maturity and are recorded at amortized cost as we have the ability and intent to hold these investments to maturity.

During 2008, we made an investment of $70 million in a non-marketable security that we account for under the cost method. To the extent an other-than-temporary decline in fair value is deemed to have occurred, we would adjust this investment to its estimated fair value.

Net unrealized gains as of December 31, 2009 were approximately $59.4 million and represented the valuation and related currency adjustments for our marketable securities. As of December 31, 2009, other than the adjustment related to our investment in Liberty recorded during the second quarter, we do not consider any decline in value of any of our other marketable and non-marketable securities to be an other-than-temporary impairment, as these market value declines, if any, are not significant, have existed for a short period of time, and, in the case of debt securities, we have the ability and intent to hold these securities to maturity.

Fair Value Measurements

We hold marketable securities that total $464.1 million at December 31, 2009, and are considered to have Level 1 fair value inputs. In addition, we have derivative instruments which are classified as having Level 2 inputs which consist primarily of interest rate swap agreements with a gross liability balance of $13.0 million and a gross asset balance of $0.3 million and interest rate cap agreements with a minimal asset value. Level 1 fair value inputs are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect our best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate. Certain wholly owned assets and equity method investments in real estate were determined to be impaired in 2009. We used Level 3 inputs in estimating the fair value of these assets to measure our impairment. Note 8 includes discussion of the fair value of debt.

Use of Estimates

We prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States, or GAAP. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Our actual results could differ from these estimates.

Segment Disclosure

Our primary business is the ownership, development, and management of retail real estate. We have aggregated our retail operations, including regional malls, Premium Outlet Centers, The Mills, and community/lifestyle centers, into one reportable segment because they have similar economic characteristics and we provide similar products and services to similar types of tenants. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues.

Deferred Costs and Other Assets

Deferred costs and other assets include the following as of December 31:

	2009	2008
Deferred financing and lease costs, net	**$ 265,906**	$ 237,619
In-place lease intangibles, net	**13,900**	33,280
Acquired above market lease intangibles, net	**19,424**	32,812
Marketable securities of our captive insurance companies	**75,703**	105,860
Goodwill	**20,098**	20,098
Other marketable securities	**388,427**	210,867
Prepaids, notes receivable and other assets, net	**372,129**	387,797
	$1,155,587	$1,028,333

Deferred Financing and Lease Costs. Our deferred costs consist primarily of financing fees we incurred in order to obtain long-term financing and internal and external leasing commissions and related costs. We record amortization of deferred financing costs on a straight-line basis over the terms of the respective loans or agreements. Our deferred leasing costs consist primarily of capitalized salaries and related benefits in connection with lease originations. We record amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. Details of these deferred costs as of December 31 are as follows:

	2009	2008
Deferred financing and lease costs	**$ 417,975**	$ 444,220
Accumulated amortization	**(152,069)**	(206,601)
Deferred financing and lease costs, net	**$ 265,906**	$ 237,619

We report amortization of deferred financing costs, amortization of premiums, and accretion of discounts as part of interest expense. Amortization of deferred leasing costs is a component of depreciation and amortization expense. We amortize debt premiums and discounts, which are included in mortgages and other indebtedness, over the remaining terms of the related debt instruments. These debt premiums or discounts arise either at the debt issuance or as part of the purchase price allocation of the fair value of debt assumed in acquisitions. The accompanying statements of operations and comprehensive income include amortization as follows:

	For the Year Ended December 31,		
	2009	2008	2007
Amortization of deferred financing costs	**$ 20,408**	$ 17,044	$ 15,467
Amortization of debt premiums, net of discounts	**(10,627)**	(14,701)	(23,000)
Amortization of deferred leasing costs	**32,744**	31,674	26,033

Intangible Assets

The average life of in-place lease intangibles is approximately 5.5 years and is amortized over the remaining life of the leases of the related property on the straight-line basis and is included with depreciation and amortization in the consolidated statements of operations and comprehensive income. The fair market value of above and below market leases is amortized into revenue over the remaining lease life as a component of reported minimum rents. The weighted average remaining life of these intangibles is approximately 1.2 years. The unamortized amount of below market leases is included in "Accounts payable, accrued expenses, intangibles and deferred revenues" in the consolidated balance sheets and was $60.9 million and $94.3 million as of December 31, 2009 and 2008, respectively. The amount of amortization of above and below market leases, net for the years ended December 31, 2009, 2008, and 2007 was $20.0 million, $35.4 million, and $44.6 million, respectively. If a lease is terminated prior to the original lease termination, any remaining unamortized intangible is charged to earnings.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Details of intangible assets as of December 31 are as follows:

	2009	2008
In-place lease intangibles	$ 90,183	$ 160,125
Accumulated amortization	(76,283)	(126,845)
In-place lease intangibles, net	$ 13,900	$ 33,280
Acquired above market lease intangibles	$ 104,690	$ 144,224
Accumulated amortization	(85,266)	(111,412)
Acquired above market lease intangibles, net	$ 19,424	$ 32,812

Estimated future amortization, and the increasing (decreasing) effect on minimum rents for our above and below market leases as of December 31, 2009 are as follows:

	Below Market Leases	Above Market Leases	Increase to Minimum Rent, Net
2010	$ 22,117	$ (6,958)	$ 15,159
2011	15,663	(4,909)	10,754
2012	10,669	(3,703)	6,966
2013	6,527	(2,592)	3,935
2014	2,803	(1,119)	1,684
Thereafter	3,124	(143)	2,981
	$ 60,903	$ (19,424)	$ 41,479

Derivative Financial Instruments

On January 1, 2009, we adopted newly issued accounting guidance on disclosures about derivative instruments and hedging activities which amends and expands previous disclosure requirements. The guidance requires qualitative disclosures about objectives and strategies for using derivatives and quantitative disclosures about the fair value of and gains and losses on derivative instruments. We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. We use a variety of derivative financial instruments in the normal course of business to manage or hedge the risks associated with our indebtedness and interest payments. Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps and caps. We require that hedging derivative instruments be highly effective in reducing the risk exposure that they are designated to hedge. As a result, there was no significant ineffectiveness from any of our derivative activities during the period. We formally designate any instrument that meets these hedging criteria as a hedge at the inception of the derivative contract.

As of December 31, 2009, we had the following outstanding interest rate derivatives related to interest rate risk:

Interest Rate Derivative	Number of Instruments	Notional Amount
Interest Rate Swaps	4	$694.2 million
Interest Rate Caps	3	$388.4 million

The carrying value of our interest rate swap agreements, at fair value, is a net liability of $12.7 million as of December 31, 2009, of which $13.0 million is included with other liabilities and $0.3 million is included with deferred costs and other assets. The interest rate cap agreements were of no net value at December 31, 2009 and we generally do not apply hedge accounting to these arrangements. The total gross accumulated other comprehensive loss related to our derivative activities, including our share of the other comprehensive loss from joint venture properties, was approximately $52.3 million as of December 31, 2009.

We are also exposed to fluctuations in foreign exchange rates on investments denominated in a foreign currency that we hold, primarily in Japan and Europe. We use currency forward agreements to manage our exposure to changes in foreign exchange rates on certain Yen-denominated receivables. Currency forward agreements involve fixing the USD-Yen exchange rate for delivery of a specified amount of foreign currency on a specified date. The currency forward agreements are typically cash settled in US dollars for their fair value at or close to their settlement date. We entered into USD-Yen forwards during 2009 for approximately ¥3 billion that we expect to receive through April 2011 at an average exchange rate of 97.1 USD:Yen, of which approximately ¥1.6 billion remains as of December 31, 2009. The December 31, 2009 liability balance related to these forwards was $0.7 million and is included in other liabilities. We have reflected the changes in fair value for these forward contracts in earnings. The underlying currency adjustments on the foreign-denominated receivables are also reflected in income and generally offset the amounts in earnings for these forward contracts.

We have no credit-risk-related hedging or derivative activities.

Noncontrolling Interests and Temporary Equity

Effective January 1, 2009, we adopted a newly issued accounting standard for noncontrolling interests, which requires a noncontrolling interest in a subsidiary to be reported as equity and the amount of net income specifically attributable to the noncontrolling interest to be included within consolidated net income. This standard also requires consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. In connection with our adoption which was fully reflected in our December 31, 2008 Form 10-K/A, we also reviewed and retrospectively adopted the measurement and classification provisions for redeemable securities as further discussed below. As a result, we adjust the carrying amounts of noncontrolling redeemable interests held by third parties in certain of our properties to redemption values at each reporting date. Because holders of the noncontrolling redeemable interests in properties can require us to redeem these interests for cash, we classify these noncontrolling redeemable interests outside of permanent equity. These adjustments increased accumulated deficit in consolidated equity. Adjustments to the carrying amounts of these noncontrolling redeemable interests in properties, to reflect the change in redemption value at the end of each reporting period, are recorded to accumulated deficit. Additionally, due to certain cash redemption features that may be deemed outside of our control, certain preferred units are also classified as temporary equity.

We classify our Series I 6% Convertible Perpetual Preferred Stock (or Series I preferred stock) in temporary equity due to the possibility that we could be required to redeem the security for cash upon the occurrence of a change in control event, which would include a change in the majority of our directors that occurs over a two year period. The carrying amount of the Series I preferred stock is equal to its liquidation value, which is the amount payable upon the occurrence of such event. The limited partners' interests in the Operating Partnership and nonredeemable noncontrolling interests in properties are classified in equity as noncontrolling nonredeemable interests.

Details of the carrying amount of our noncontrolling interests that are reflected in permanent equity are as follows as of December 31:

	2009	2008
Limited partners' units and preferred units in the Operating Partnership	**$ 892,603**	$ 639,779
Nonredeemable noncontrolling deficit interests in properties, net	**(167,778)**	(150,810)
Total noncontrolling interests reflected in equity	**$ 724,825**	$ 488,969

Net income attributable to noncontrolling interests (which includes nonredeemable noncontrolling interests in consolidated properties, limited partners' interests in the Operating Partnership and preferred distributions of the Operating Partnership) is now a component of consolidated net income. In addition, the individual components of other comprehensive income are presented in the aggregate for both controlling and noncontrolling interests, with the portion attributable to noncontrolling interests deducted from comprehensive income attributable to common stockholders.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

A rollforward of noncontrolling interests for the years ending December 31 is as follows:

	2009	2008	2007
Noncontrolling interests, beginning of period	**$ 488,969**	$ 592,978	$ 780,706
Net income attributable to noncontrolling interests	**65,970**	118,300	126,417
Distributions to noncontrolling interest holders (1)	**(184,568)**	(231,603)	(276,833)
Other Comprehensive income (loss) allocable to noncontrolling interests:			
Unrealized gain (loss) on interest rate hedging agreements	**1,297**	(10,380)	(2,295)
Net (loss) gain on derivative instruments reclassified from accumulated other comprehensive income into interest expense	**(2,597)**	(649)	186
Currency translation adjustments	**(1,385)**	(1,426)	1,306
Changes in available-for-sale securities and other	**43,912**	(34,142)	414
	41,227	(46,597)	(389)
Adjustment to limited partners' interest from increased (decreased) ownership in the Operating Partnership	**162,732**	23,455	(26,466)
Units issued to limited partners	**174,458**	74,695	30,320
Units exchanged for shares of common stock	**(24,033)**	(31,351)	(22,781)
Other	**70**	(10,908)	(17,996)
Total noncontrolling interests, end of period	**$ 724,825**	$ 488,969	$ 592,978

(1) The 2009 activity includes non-cash distributions of $133.7 million representing the portion of quarterly distributions paid in units.

Accumulated Other Comprehensive Loss

The components of our accumulated other comprehensive loss consisted of the following as of December 31:

	2009	2008
Cumulative translation adjustments	**$ (10,768)**	$ (2,524)
Accumulated derivative losses, net	**(52,345)**	(39,100)
Net unrealized gains (losses) on marketable securities, net	**59,358**	(165,336)
Total accumulated other comprehensive loss	**$ (3,755)**	$(206,960)
Less: Accumulated other comprehensive income attributable to noncontrolling interests	**667**	41,894
Total accumulated other comprehensive loss net of noncontrolling interests	**$ (3,088)**	$(165,066)

Included in cumulative translation adjustment is the loss related to the impact of exchange rate fluctuations on foreign currency denominated debt of $1.7 million and $46.9 million at December 31, 2009 and 2008, respectively, that hedges the currency exposure related to certain of our foreign investments. The net unrealized gains as of December 31, 2009 of $59.4 million represents the valuation and related currency adjustments for our marketable securities, primarily related to our investment in Liberty. In the second quarter of 2009 we reclassified $140.5 million from accumulated other comprehensive loss to earnings related to our investment in Liberty as a result of our assessment that the decline in value was deemed an other-than-temporary impairment.

Revenue Recognition

We, as a lessor, retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases. We accrue minimum rents on a straight-line basis over the terms of their respective leases. Substantially all of our retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. We recognize overage rents only when each tenant's sales exceed the applicable sales threshold.

We structure our leases to allow us to recover a significant portion of our property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from our tenants. A substantial portion of our leases, other than those for anchor stores, require the tenant to reimburse us for a substantial portion of our operating expenses, including common area maintenance, or CAM, real estate taxes and insurance. This significantly reduces our exposure to increases in costs and operating expenses resulting from inflation. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court and other administrative expenses. We accrue reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. For approximately 80% of our leases in the U.S. regional mall portfolio, we receive a fixed payment from the tenant for the CAM component. Without the fixed-CAM component, CAM expense reimbursements are based on the tenant's proportionate share of the allocable operating expenses and CAM capital expenditures for the property. We also receive escrow payments for these reimbursements from substantially all our non-fixed CAM tenants and monthly fixed CAM payments throughout the year. We recognize differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented. Our advertising and promotional costs are expensed as incurred.

Management Fees and Other Revenues

Management fees and other revenues are generally received from our unconsolidated joint venture properties as well as third parties. Management fee revenue is earned based on a contractual percentage of joint venture property revenue. Development fee revenue is earned on a contractual percentage of hard costs to develop a property. Leasing fee revenue is earned on a contractual per square foot charge based on the square footage of current year leasing activity. We recognize revenue for these services provided when earned based on the underlying activity.

Insurance premiums written and ceded are recognized on a pro-rata basis over the terms of the policies. Insurance losses are reflected in property operating expenses in the accompanying statements of operations and comprehensive income and include estimates for losses incurred but not reported as well as losses pending settlement. Estimates for losses are based on evaluations by third-party actuaries and management's best estimates. Total insurance reserves for our insurance subsidiaries and other self-insurance programs as of December 31, 2009 and 2008 approximated $117.2 million and $116.5 million, respectively, and are included in "Other liabilities and accrued dividends" in the Consolidated Balance Sheets.

We recognize fee revenues from our co-branded gift card programs when the fees are earned under the related arrangements with the card issuer. Generally, these revenues are recorded at the issuance of the gift card for handling fees.

Allowance for Credit Losses

We record a provision for credit losses based on our judgment of a tenant's creditworthiness, ability to pay and probability of collection. In addition, we also consider the retail sector in which the tenant operates and our historical collection experience in cases of bankruptcy, if applicable. Accounts are written off when they are deemed to be no longer collectible. Presented below is the activity in the allowance for credit losses and includes the activities related to discontinued operations during the following years:

	For the Year Ended December 31,		
	2009	**2008**	**2007**
Balance, beginning of period	**$44,650**	$33,810	$32,817
Consolidation of previously unconsolidated entities	**—**	—	495
Provision for credit losses	**22,655**	24,037	9,672
Accounts written off, net of recoveries	**(22,118)**	(13,197)	(9,174)
Balance, end of period	**$45,187**	$44,650	$33,810

Income Taxes

We and certain subsidiaries of the Operating Partnership have elected to be taxed as REITs under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification. In order to maintain this REIT status, the regulations require us to distribute at least 90% of our taxable income to stockholders and meet certain other asset and income tests as well as other requirements. We intend to continue to adhere to these requirements and maintain our REIT status and that of the REIT subsidiaries. As REITs, these entities will generally not be liable for federal corporate income taxes as long as they continue to distribute in excess of 100% of their taxable income. Thus, we made no provision for federal income taxes for these entities in the accompanying consolidated financial statements. If Simon Property or the REIT subsidiaries fail to qualify as a REIT, we or that

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

entity will be subject to tax at regular corporate rates for the years in which it failed to qualify. If we lose our REIT status we could not elect to be taxed as a REIT for four years unless our failure to qualify was due to reasonable cause and certain other conditions were satisfied.

We have also elected taxable REIT subsidiary, or TRS, status for some of our subsidiaries. This enables us to provide services that would otherwise be considered impermissible for REITs and participate in activities that do not qualify as "rents from real property". For these entities, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized. An increase or decrease in the valuation allowance that results from the change in circumstances that causes a change in our judgment about the realizability of the related deferred tax asset is included in income.

As of December 31, 2009 and 2008, we had a net deferred tax asset of $8.7 million and $8.9 million, respectively, related to our TRS subsidiaries. The net deferred tax asset is included in deferred costs and other assets in the accompanying consolidated balance sheets and consists primarily of operating losses and other carryforwards for federal income tax purposes as well as the timing of the deductibility of losses or reserves from insurance subsidiaries. No valuation allowance has been recorded as we believe these amounts will be realized. State income, franchise or other taxes were not significant in any of the periods presented.

4. REAL ESTATE ACQUISITIONS, DISPOSALS, AND IMPAIRMENT

We acquire properties to generate both current income and long-term appreciation in value. We acquire individual properties or portfolios of other retail real estate companies that meet our investment criteria and sell properties which no longer meet our strategic criteria. Our consolidated acquisition and disposal activity for the periods presented are highlighted as follows:

2009 Acquisitions

We had no consolidated property acquisitions during the year ended December 31, 2009.

2008 Acquisitions

Effective January 1, 2008, we acquired additional interests in three existing consolidated properties of between 1.8% and 5%, for an aggregate $6.2 million in cash. Two of the properties continue to have a noncontrolling interest holder. We now own 100% of the third property.

2007 Acquisitions

As a result of the Mills acquisition which is more fully discussed in Note 7, we consolidated two regional mall properties, Town Center at Cobb and Gwinnett Place. In addition to the Mills acquisition, on March 1, 2007, we acquired the remaining 40% interest in both University Park Mall and University Center located in Mishawaka, Indiana from our partner and as a result, we now own 100% of these properties. On March 28, 2007, we acquired The Maine Outlet, a 112,000 square foot outlet center located in Kittery, Maine, adjacent to our Kittery Premium Outlets property. On August 23, 2007, we acquired Las Americas Premium Outlets, a 560,000 square foot upscale outlet center located in San Diego, California. We also purchased an additional 1% interest in Bangor Mall on July 13, 2007, and an additional 6.5% interest in Montgomery Mall on November 1, 2007. The aggregate purchase price of the consolidated assets acquired during 2007, excluding Town Center at Cobb and Gwinnett Place, was approximately $394.2 million, including the assumption of our share of debt of the properties acquired.

2009 Dispositions

During the year ended December 31, 2009, we sold four consolidated properties for which we received net proceeds of $3.9 million. The loss on disposal (net) totaled $9.8 million and is included in "(Loss) gain on sale of assets and interests in unconsolidated entities" in the consolidated statements of operations and comprehensive income.

2008 Dispositions

We had no consolidated property dispositions during the year ended December 31, 2008.

2007 Dispositions

During the year ended December 31, 2007, we sold five consolidated properties for which we received net proceeds of $56.4 million. The loss on disposal (net) totaled $35.2 million and is included in "Loss on sale of discontinued operations" in the consolidated statements of operations and comprehensive income.

2009 Impairment

In 2009, we recorded non-cash impairment charges of $240.1 million ($228.6 million, net of a tax benefit of $5.8 million and noncontrolling interest holders' share of $5.7 million). As discussed in Note 3, this non-cash charge includes a $140.5 million other-than-temporary impairment of our investment in Liberty. In addition, the total charge includes adjustments recorded in the fourth quarter in the carrying value of one wholly-owned and one joint venture regional mall, a write-down of five land parcels and two joint venture non-retail real estate assets, and certain predevelopment costs related to projects no longer being pursued.

2008 Impairment

In 2008, we recorded impairment charges of $21.2 million ($19.4 million, net of tax benefit), which resulted primarily from a $10.5 million reduction in the carrying value of a regional mall to its estimated net realizable value and the write-off of predevelopment costs related to various projects that we no longer plan to pursue.

5. PER SHARE DATA

We determine basic earnings per share based on the weighted average number of shares of common stock outstanding during the period. We determine diluted earnings per share based on the weighted average number of shares of common stock outstanding combined with the incremental weighted average shares that would have been outstanding assuming all dilutive potential common shares were converted into shares at the earliest date possible. The following table sets forth the computation of our basic and diluted earnings per share.

	For the Year Ended December 31,		
	2009	2008	2007
Net Income attributable to Common Stockholders — Basic	**$283,098**	$422,517	$436,164
Effect of dilutive securities:			
Impact to General Partner's interest in Operating Partnership from all dilutive securities and options	**50**	209	313
Net Income attributable to Common Stockholders — Diluted	**$283,148**	$422,726	$436,477
Weighted Average Shares Outstanding — Basic	**267,054,946**	225,332,593	222,998,313
Effect of stock options	**315,897**	551,057	778,471
Effect of contingently issuable shares from stock dividends	**1,101,307**	—	—
Weighted Average Shares Outstanding — Diluted	**268,472,150**	225,883,650	223,776,784

For the year ending December 31, 2009, potentially dilutive securities include stock options, convertible preferred stock, contingently issuable shares from stock dividends, units that are exchangeable for common stock and preferred units that are convertible into units or exchangeable for our preferred stock. The only securities that had a dilutive effect for the year ended December 31, 2009 were stock options and contingently issuable shares from stock dividends. The only security that had a dilutive effect for the years ended December 31, 2008 and 2007 were stock options.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

We accrue dividends when they are declared. The taxable nature of the dividends declared for each of the years ended as indicated is summarized as follows:

	For the Year Ended December 31,		
	2009	**2008**	**2007**
Total dividends paid per common share	**$2.70**	$3.60	$3.36
Percent taxable as ordinary income	**99.3%**	84.7%	92.9%
Percent taxable as long-term capital gains	**0.7%**	1.2%	7.1%
Percent nontaxable as return of capital	—	14.1%	—
	100.0%	100.0%	100.0%

6. INVESTMENT PROPERTIES

Investment properties consist of the following as of December 31:

	2009	**2008**
Land	**$ 2,757,994**	$ 2,795,026
Buildings and improvements	**22,265,721**	22,112,944
Total land, buildings and improvements	**25,023,715**	24,907,970
Furniture, fixtures and equipment	**312,474**	297,745
Investment properties at cost	**25,336,189**	25,205,715
Less — accumulated depreciation	**7,004,534**	6,184,285
Investment properties at cost, net	**$18,331,655**	$19,021,430
Construction in progress included above	**$ 281,683**	$ 358,254

7. INVESTMENTS IN UNCONSOLIDATED ENTITIES

Joint ventures are common in the real estate industry. We use joint ventures to finance properties, develop new properties, and diversify our risk in a particular property or portfolio. We held joint venture ownership interests in 103 properties in the U.S. as of December 31, 2009. We also held interests in two joint ventures which owned 51 European shopping centers as of December 31, 2009 and 52 as of December 31, 2008. We also held interests in eight joint venture properties under operation in Japan, one joint venture property in Mexico, and one joint venture property in Korea. We account for these joint venture properties using the equity method of accounting.

Substantially all of our joint venture properties are subject to rights of first refusal, buy-sell provisions, or other sale or marketing rights for partners which are customary in real estate joint venture agreements and the industry. Our partners in these joint ventures may initiate these provisions at any time (subject to any applicable lock up or similar restrictions), which could result in either the sale of our interest or the use of available cash or borrowings to acquire the joint venture interest from our partner.

Acquisition of The Mills Corporation by SPG-FCM

On February 16, 2007, SPG-FCM, a 50/50 joint venture between an affiliate of the Operating Partnership and funds managed by Farallon Capital Management, L.L.C., or Farallon, entered into a definitive merger agreement to acquire all of the outstanding common stock of Mills for $25.25 per common share in cash. The acquisition of Mills and its interests in the 36 properties that remain at December 31, 2009 was completed in April 2007. As of December 31, 2009, we and Farallon had each funded $650.0 million into SPG-FCM to acquire all of the common stock of Mills. As part of the transaction, the Operating Partnership also made loans to SPG-FCM and Mills at rates of LIBOR plus 270-275 basis points. These funds were used by SPG-FCM and Mills to repay loans and other obligations of Mills, including the redemption of preferred stock, during 2007. As of December 31, 2009, the outstanding balance of our loan to SPG-FCM was $632.0 million, and the average outstanding balance during the year ended December 31, 2009 of all loans made to SPG-FCM and Mills was approximately $589.5 million. During 2009, 2008 and 2007, we recorded approximately $9.3 million, $15.3 million and $39.1 million in interest income (net of inter-entity eliminations) related to these loans, respectively. We also recorded fee income, including fee income amortization related to up-front fees on loans made to SPG-FCM and Mills, during 2009, 2008 and 2007 of approximately $3.7 million, $3.1 million and $17.4 million (net of inter-entity eliminations), respectively, for providing refinancing services to Mills' properties and SPG-FCM. The existing loan facility to SPG-FCM bears a rate of LIBOR plus 275 basis points and matures on June 7, 2010, with two available one-year extensions. Fees charged on loans made to SPG-FCM and Mills are amortized on a straight-line basis over the life of the loan.

As a result of the change in control of Mills, holders of Mills' Series F convertible cumulative redeemable preferred stock had the right to require the repurchase of their shares for cash equal to the liquidation preference per share plus accrued and unpaid dividends. During the second quarter of 2007, all of the holders of Mills' Series F preferred stock exercised this right, and Mills redeemed this series of preferred stock for approximately $333.2 million, including accrued dividends. Further, as of August 1, 2007, The Mills Corporation was liquidated and the holders of the remaining series' of Mills preferred stock were paid a liquidation preference of approximately $693.0 million, including accrued dividends.

During the third quarter of 2007, the holders of less than 5,000 common units in the Mills' operating partnership, or Mills units, received $25.25 in cash, and those holding 5,000 or more Mills units had the option to exchange for cash of $25.25, or Units of the Operating Partnership based on a fixed exchange ratio of 0.211 Operating Partnership units for each Mills unit. That option expired on August 1, 2007. Holders electing to exchange received 66,036 units in the Operating Partnership for their Mills units. The remaining Mills units were exchanged for cash.

Effective July 1, 2007, we or an affiliate of ours began serving as the manager for substantially all of the properties in which SPG-FCM holds an interest. In conjunction with the Mills acquisition, we acquired a majority interest in two properties in which we previously held a 50% ownership interest (Town Center at Cobb and Gwinnett Place) and as a result we have consolidated these two properties at the date of acquisition. We have reclassified the results of these properties in the Joint Venture Statements of Operations into "Income from consolidated joint venture interests."

The Mills acquisition involved the purchase of all of Mills' outstanding shares of common stock and common units for approximately $1.7 billion (at $25.25 per share or unit), the assumption of $954.9 million of preferred stock, the assumption of a proportionate share of property-level mortgage debt, of which SPG-FCM's share approximated $3.8 billion, the assumption of $1.2 billion in unsecured loans provided by us, costs to effect the acquisition, and certain liabilities and contingencies, including an ongoing investigation by the Securities and Exchange Commission, for an aggregate purchase price of approximately $8 billion. The valuations were developed with the assistance of a third-party professional appraisal firm.

We subsequently sold our interest in Cincinnati Mills and Broward and Westland Malls, which we acquired through the Mills acquisition, and recognized no gain or loss on these dispositions.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Summary Financial Information

A summary of our investments in joint ventures and share of income from such joint ventures follows. We condensed into separate line items major captions of the statements of operations for joint venture interests sold or consolidated. Consolidation occurs when we acquire an additional interest in the joint venture and as a result, gain control of the property or become the primary beneficiary of a VIE. We reclassified these line items into "Income from discontinued joint venture interests" and "Income from consolidated joint venture interests" so that we may present comparative results of operations for those joint venture interests held as of December 31, 2009. Balance sheet information for the joint ventures is as follows:

	December 31, 2009	December 31, 2008
BALANCE SHEETS		
Assets:		
Investment properties, at cost	**$21,555,729**	$21,472,490
Less — accumulated depreciation	**4,580,679**	3,892,956
	16,975,050	17,579,534
Cash and cash equivalents	**771,045**	805,411
Tenant receivables and accrued revenue, net	**364,968**	428,322
Investment in unconsolidated entities, at equity	**235,173**	230,497
Deferred costs and other assets	**477,223**	594,578
Total assets	**$18,823,459**	$19,638,342
Liabilities and Partners' Equity:		
Mortgages and other indebtedness	**$16,549,276**	$16,686,701
Accounts payable, accrued expenses, intangibles, and deferred revenue	**834,668**	1,070,958
Other liabilities	**920,596**	982,254
Total liabilities	**18,304,540**	18,739,913
Preferred units	**67,450**	67,450
Partners' equity	**451,469**	830,979
Total liabilities and partners' equity	**$18,823,459**	$19,638,342
Our Share of:		
Partners' equity	**$ 316,800**	$ 533,929
Add: Excess Investment	**694,023**	749,227
Our net Investment in Joint Ventures	**$ 1,010,823**	$ 1,283,156

"Excess Investment" represents the unamortized difference of our investment over our share of the equity in the underlying net assets of the joint ventures acquired. We amortize excess investment over the life of the related properties, typically no greater than 40 years, and the amortization is included in the reported amount of income from unconsolidated entities.

As of December 31, 2009, scheduled principal repayments on joint venture properties' mortgages and other indebtedness are as follows:

2010	$ 2,096,802
2011	1,771,246
2012	2,719,029
2013	1,849,252
2014	2,328,857
Thereafter	5,767,811
Total principal maturities	16,532,997
Net unamortized debt premiums and discounts	16,279
Total mortgages and other indebtedness	$16,549,276

This debt becomes due in installments over various terms extending through 2036 with interest rates ranging from 0.52% to 9.35% and a weighted average rate of 5.06% at December 31, 2009.

	For the Year Ended December 31,		
	2009	**2008**	**2007**
STATEMENTS OF OPERATIONS			
Revenue:			
Minimum rent	**$1,965,565**	$1,956,129	$1,682,671
Overage rent	**132,260**	130,549	119,134
Tenant reimbursements	**987,028**	1,005,638	852,312
Other income	**174,611**	199,774	201,075
Total revenue	**3,259,464**	3,292,090	2,855,192
Operating Expenses:			
Property operating	**656,399**	671,268	580,910
Depreciation and amortization	**801,618**	775,887	627,929
Real estate taxes	**261,294**	263,054	220,474
Repairs and maintenance	**110,606**	124,272	113,517
Advertising and promotion	**65,124**	70,425	62,182
Provision for credit losses	**16,123**	24,053	22,448
Impairment charge	**18,249**	—	—
Other	**182,201**	177,298	162,570
Total operating expenses	**2,111,614**	2,106,257	1,790,030
Operating Income	**1,147,850**	1,185,833	1,065,162
Interest expense	**(884,539)**	(969,420)	(853,307)
(Loss) income from unconsolidated entities	**(4,739)**	(5,123)	665
Loss on sale of asset	—	—	(6,399)
Income from Continuing Operations	**258,572**	211,290	206,121
Income from consolidated joint venture interests	—	—	2,562
Income from discontinued joint venture interests	—	47	202
Gain on disposal or sale of discontinued operations, net	—	—	198,956
Net Income	**$ 258,572**	$ 211,337	$ 407,841
Third-Party Investors' Share of Net Income	**$ 170,265**	$ 132,111	$ 232,586
Our Share of Net Income	**88,307**	79,226	175,255
Amortization of Excess Investment	**(55,690)**	(46,980)	(46,503)
Our Share of Net Gain Related to Properties/Assets Sold	—	—	(90,632)
Our Share of Impairment Charge from Investments in Unconsolidated Entities	**7,603**	—	—
Income from Unconsolidated Entities, Net	**$ 40,220**	$ 32,246	$ 38,120

2009 Impairment

In December 2009 we recognized non-cash impairment charges of $7.6 million representing our share of impairment charges on joint venture properties. This charge represents adjustments to the carrying value of certain parcels of land and the write-off of predevelopment costs related to certain projects no longer being pursued. In addition, in December 2009 we recognized $35.1 million of impairment charges for investments in certain unconsolidated entities including one regional mall and two non-retail real estate assets for which declines in value below our carrying amount were deemed other-than-temporary.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

2007 Impairment

During the fourth quarter of 2007, we recorded an impairment charge of $55.1 million, $36.5 million net of tax benefit, representing our entire equity investment in a joint venture, including interest capitalized on our invested equity, which had invested in a parcel of land.

International Joint Venture Investments

European Joint Ventures. We conduct our international operations in Europe through our two European joint venture investment entities; Simon Ivanhoe S.à.r.l., or Simon Ivanhoe, and Gallerie Commerciali Italia, or GCI. The carrying amount of our total combined investment in these two joint venture investments is $298.8 million and $224.2 million as of December 31, 2009 and 2008, respectively, including all related components of other comprehensive income. The Operating Partnership has a 50% ownership in Simon Ivanhoe and a 49% ownership in GCI as of December 31, 2009. On December 14, 2009, we made an additional capital contribution to GCI of $79.4 million which was used to fund certain liabilities of the joint venture. The contribution increased our investment in GCI but did not impact our ownership percentage of the venture.

On July 5, 2007, Simon Ivanhoe completed the sale of five non-core assets in Poland and we presented our share of the gain upon this disposition in "(Loss) gain on sale of assets and interests in unconsolidated entities" in the consolidated statement of operations and comprehensive income.

Asian Joint Ventures. We conduct our international Premium Outlet operations in Japan through joint ventures with Mitsubishi Estate Co., Ltd. The carrying amount of our investment in these Premium Outlet joint ventures in Japan is $302.2 million and $312.6 million as of December 31, 2009 and 2008, respectively, including all related components of other comprehensive income. We have a 40% ownership in these Japan Premium Outlet Centers through a joint venture arrangement. During 2007, we completed construction and opened our first Premium Outlet in Korea. As of December 31, 2009 and 2008 respectively, our investment in our Premium Outlet in Korea, for which we hold a 50% ownership interest, approximated $26.1 million and $18.0 million including all related components of other comprehensive income.

In December 2009, we recognized a loss on our 32.5% interests in our shopping centers operating or under development in China. The interests were sold to affiliates of our Chinese partner for approximately $29 million, resulting in a loss of approximately $20 million which is included in "(Loss) gain on sale of assets and interests in unconsolidated entities" in the 2009 consolidated statement of operations and comprehensive income.

8. INDEBTEDNESS AND DERIVATIVE FINANCIAL INSTRUMENTS

Our mortgages and other indebtedness, excluding the impact of derivative instruments, consist of the following as of December 31:

	2009	2008
Fixed-Rate Debt:		
Mortgages and other notes, including $9,757 and $15,312 net premiums, respectively. Weighted average interest and maturity of 6.18% and 4.0 years at December 31, 2009.	**$ 5,239,263**	$ 4,192,430
Unsecured notes, including $23 net discount and $1,887 net premium, respectively. Weighted average interest and maturity of 6.06% and 4.4 years at December 31, 2009.	**11,574,977**	10,726,887
Total Fixed-Rate Debt	**16,814,240**	14,919,317
Variable-Rate Debt:		
Mortgages and other notes, at face value. Weighted average interest and maturity of 1.36% and 2.2 years.	**1,370,000**	2,076,927
Credit Facility (see below)	**446,062**	1,046,288
Total Variable-Rate Debt	**1,816,062**	3,123,215
Total Mortgages and Other Indebtedness	**$18,630,302**	$18,042,532

General. At December 31, 2009, we have pledged 80 properties as collateral to secure related mortgage notes including 8 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 34 properties. Under these cross-default provisions, a default under any mortgage included in the cross-defaulted package may constitute a default under all such mortgages and may lead to acceleration of the indebtedness due on each property within the collateral package. Of our 80 encumbered properties, indebtedness on 24 of these encumbered properties and our unsecured debt are subject to various financial performance covenants relating to leverage ratios, annual real property appraisal requirements, debt service coverage ratios, minimum net worth ratios, debt-to-market capitalization, and/or minimum equity values. Our mortgages and other indebtedness may be prepaid but are generally subject to payment of a yield-maintenance premium or defeasance.

Some of the limited partners guarantee a portion of our consolidated debt through foreclosure guarantees. In total, 54 limited partners provide guarantees of foreclosure of $291.1 million of our consolidated debt at three consolidated properties. In each case, the loans were made by unrelated third party institutional lenders and the guarantees are for the benefit of each lender. In the event of foreclosure of the mortgaged property, the proceeds from the sale of the property are first applied against the amount of the guarantee and also reduce the amount payable under the guarantee. To the extent the sale proceeds from the disposal of the property do not cover the amount of the guarantee, then the limited partner is liable to pay the difference between the sale proceeds and the amount of the guarantee so that the entire amount guaranteed to the lender is satisfied. The debt is non-recourse to us and our affiliates.

Unsecured Debt

Our unsecured debt consists of approximately $11.6 billion of senior unsecured notes of the Operating Partnership and $446.1 million outstanding under our $3.5 billion unsecured credit facility, or the Credit Facility, at December 31, 2009. The total outstanding balance of the Credit Facility as of December 31, 2009 was comprised of the U.S. dollar equivalent of Euro and Yen-denominated borrowings. The balance as of December 31, 2009 reflects interest at LIBOR plus 37.5 basis points and an additional facility fee of 12.5 basis points as these borrowings were made under our prior Credit Facility. On December 8, 2009, the Operating Partnership entered into a new unsecured revolving corporate credit facility to replace the previous Credit Facility providing an initial borrowing capacity of $3.565 billion. The new credit facility contains an accordion feature allowing the maximum borrowing capacity to expand to $4.0 billion. The new credit facility matures on March 31, 2013. The base interest on the new credit facility is LIBOR plus 210 basis points and includes a facility fee of 40 basis points. Borrowings on the new facility were not drawn until January 5, 2010 when the Euro and Yen-denominated borrowings on the Credit Facility were transitioned to the new credit facility. As of December 31, 2009, we are in compliance with all of the covenants of our unsecured debt.

During the year ended December 31, 2009, we drew amounts from our prior Credit Facility to fund the redemption of $600.0 million of maturing senior unsecured notes. We repaid a total of $1.2 billion on our prior Credit Facility during the year ended December 31, 2009. The maximum outstanding balance during the year ended December 31, 2009 was approximately $1.6 billion. During the year ended December 31, 2009, the weighted average outstanding balance on the prior Credit Facility was approximately $669.8 million.

On March 25, 2009, the Operating Partnership issued $650.0 million of senior unsecured notes at a fixed interest rate of 10.35%. We used proceeds from the offering to reduce borrowings on the prior Credit Facility.

On May 15, 2009, the Operating Partnership issued $600.0 million of senior unsecured notes at a fixed interest rate of 6.75%. We used the proceeds from the offering for general business purposes. The offering of these notes was re-opened on August 11, 2009, and an additional $500.0 million of senior unsecured notes were issued. We used the proceeds from the offering for general business purposes.

Secured Debt

The balance of fixed and variable rate mortgage notes was $6.6 billion and $6.3 billion as of December 31, 2009 and 2008, respectively. Of the 2009 amount, $5.6 billion is nonrecourse to us. The fixed-rate mortgages generally require monthly payments of principal and/or interest. The interest rates of variable-rate mortgages are typically based on LIBOR.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

On July 30, 2009, we borrowed $400.0 million on a mortgage that is secured by Greenwood Park Mall, Southpark Mall, and Walt Whitman Mall, which matures on August 1, 2016 and bears interest at a fixed rate of 8.00%. This loan is cross-collateralized and contains cross default provisions as it pertains to these properties.

Debt Maturity and Other

Our scheduled principal repayments on indebtedness as of December 31, 2009 are as follows:

2010	$ 2,311,705
2011	2,015,128
2012	2,950,700
2013	2,493,227
2014	2,675,490
Thereafter	6,174,318
Total principal maturities	18,620,568
Net unamortized debt premium and other	9,734
Total mortgages and other indebtedness	$18,630,302

Our cash paid for interest in each period, net of any amounts capitalized, was as follows:

	For the Year Ended December 31,		
	2009	2008	2007
Cash paid for interest	**$994,688**	$1,001,718	$983,219

Derivative Financial Instruments

Our exposure to market risk due to changes in interest rates primarily relates to our long-term debt obligations. We manage exposure to interest rate market risk through our risk management strategy by a combination of interest rate protection agreements to effectively fix or cap a portion of variable rate debt. We are also exposed to foreign currency risk on financings of certain foreign operations. Our intent is to offset gains and losses that occur on the underlying exposures, with gains and losses on the derivative contracts hedging these exposures. We do not enter into either interest rate protection or foreign currency rate protection agreements for speculative purposes.

We may enter into treasury lock agreements as part of an anticipated debt issuance. If the anticipated transaction does not occur, the cost is charged to consolidated net income. Upon completion of the debt issuance, the cost of these instruments is recorded as part of accumulated other comprehensive income and is amortized to interest expense over the life of the debt agreement.

As of December 31, 2009, the fair value of our outstanding consolidated derivatives is a net liability of $12.7 million, of which $13.0 million is included with other liabilities and $0.3 million is included with deferred costs and other assets. In addition, we recorded the benefits from our treasury lock and interest rate hedge agreements in accumulated other comprehensive loss and the unamortized balance of these agreements is $2.8 million as of December 31, 2009. The net deficit from terminated swap agreements is also recorded in accumulated other comprehensive loss and the unamortized balance is $2.0 million as of December 31, 2009. As of December 31, 2009, our outstanding LIBOR based derivative contracts consisted of:

- interest rate cap protection agreements with a notional amount of $388.4 million which mature in July 2010 and June 2014, and
- fixed rate swap agreements with a notional amount of $694.2 million which have a weighted average fixed pay rate of 2.79% and a weighted average variable receive rate of 0.60%.

Within the next year, we expect to reclassify to earnings approximately $14.0 million of losses from the current balance held in accumulated other comprehensive loss. The amount of ineffectiveness relating to cash flow hedges recognized in income during the periods presented was not material.

Our joint ventures may also enter into interest rate swaps or caps, which are recorded at fair value on the joint venture balance sheets. Included in our accumulated other comprehensive loss as of December 31, 2009 and 2008 is our share of the joint ventures' accumulated derivative losses of $30.1 million and $19.6 million, respectively.

Fair Value of Financial Instruments

The carrying value of our variable-rate mortgages and other loans approximates their fair values. We estimate the fair values of consolidated fixed-rate mortgages using cash flows discounted at current borrowing rates and other indebtedness using cash flows discounted at current market rates. We estimate the fair values of consolidated fixed-rate unsecured notes using quoted market prices, or, if no quoted market prices are available, we use quoted market prices for securities with similar terms and maturities. The fair values of financial instruments and our related discount rate assumptions used in the estimation of fair value for our consolidated fixed-rate mortgages and other indebtedness as of December 31 is summarized as follows:

	2009	**2008**
Fair value of fixed-rate mortgages and other indebtedness	**$16,580**	$12,385
Weighted average discount rates assumed in calculation of fair value for fixed-rate mortgages	**6.11%**	6.33%

9. RENTALS UNDER OPERATING LEASES

Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume as of December 31, 2009 are as follows:

2010	$ 1,903,085
2011	1,742,176
2012	1,553,825
2013	1,352,275
2014	1,169,506
Thereafter	3,276,193
	$10,997,060

Approximately 0.7% of future minimum rents to be received are attributable to leases with an affiliate of a limited partner in the Operating Partnership.

10. EQUITY

Our Board of Directors is authorized to reclassify excess common stock into one or more additional classes and series of capital stock, to establish the number of shares in each class or series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and terms and conditions of redemption of such class or series, without any further vote or action by the stockholders. The issuance of additional classes or series of capital stock may have the effect of delaying, deferring or preventing a change in control of Simon Property without further action of the stockholders. The ability to issue additional classes or series of capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, other than for the election of directors. At the time of the initial public offering of our predecessor in 1993, the charter of the predecessor gave Melvin Simon, Herbert Simon, David Simon and certain of their affiliates, or the Simons, the right to elect four of the members of the Board of Directors, conditioned upon the Simons, or entities they control, maintaining specified levels of equity ownership in our predecessor, the Operating Partnership and all subsidiaries. In addition, at that time, Melvin Simon & Associates, Inc., or MSA, acquired 3,200,000 shares of our Class B common stock. MSA placed the Class B common stock into a voting trust under which the Simons were the sole trustees. These voting trustees had the authority to elect up to four members

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

of the Board of Directors. These same arrangements were incorporated into our Charter in 1998 during the combination of our predecessor and Corporate Property Investors, Inc. Shares of Class B common stock convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the estate of Melvin Simon, Herbert Simon or David Simon. The Class B shares can be converted into shares of common stock at the option of the holders. At the initial offering we reserved 3,200,000 shares of common stock for the possible conversion of the outstanding Class B shares. During 2008, all outstanding Class C shares were converted to 4,000 shares of common stock.

Common Stock Issuances and Repurchases

In 2009, we issued 1,866,474 shares of common stock to 62 limited partners in exchange for an equal number of Units.

We issued 181,850 shares of common stock related to employee and director stock options exercised during 2009. We used the net proceeds from the option exercises of approximately $4.6 million to acquire additional units. The Operating Partnership used the net proceeds for general business purposes.

On December 18, 2009, we issued 1,802,063 shares of common stock as part of the quarterly dividend to common stockholders at an average closing price of $77.78 per share. The Operating Partnership also issued 365,981 units to limited partners related to its distribution.

On September 18, 2009, we issued 2,029,044 shares of common stock as part of the quarterly dividend to common stockholders at an average closing price of $73.97 per share. The Operating Partnership also issued 411,489 units to limited partners related to its distribution.

On June 19, 2009, we issued 2,525,204 shares of common stock as part of the quarterly dividend to common stockholders at an average closing price of $52.92 per share. The Operating Partnership also issued 514,720 units to limited partners related to its distribution.

On May 12, 2009, we issued 23,000,000 shares of common stock in a public offering at a public offering price of $50.00 per share. Proceeds from the offering were used for general business purposes.

On March 25, 2009, we issued 17,250,000 shares of common stock in a public offering at a public offering price of $31.50 per share. Proceeds from the offering were used to repay amounts drawn on the Credit Facility and for general business purposes.

On March 18, 2009, we issued 5,519,765 shares of common stock as part of the quarterly dividend to common stockholders at an average closing price of $35.38 per share. The Operating Partnership also issued 1,345,151 units to limited partners related to its distribution.

Our Board had authorized the repurchase of up to $1.0 billion of common stock through July 2009. No purchases were made as part of this program in 2009. The program was not renewed and has now expired.

Temporary Equity

As discussed in Note 3, as a result of the retrospective adoption of an accounting standard for noncontrolling interests, we classify as temporary equity those securities for which there is the possibility that we could be required to redeem the security for cash irrespective of the probability of such a possibility. As a result, we reclassified one series of preferred stock from permanent equity, and we maintained in temporary equity several series of preferred units of the Operating Partnership. Each of these securities that are classified in temporary equity is discussed below.

Series I 6% Convertible Perpetual Preferred Stock. This series of preferred stock was issued in connection with our acquisition of Chelsea Property Group in 2004. The terms of this series of preferred stock are substantially identical to those of the related series of 6% Series I Convertible Perpetual Preferred Units, or the Series I preferred units, described below. During 2009, holders exchanged 500,891 preferred units for an equal number of shares of preferred stock. In prior years, 1,115,442 preferred units had been exchanged for an equal number of shares of preferred stock. Dividends accrue quarterly at an annual rate of 6% per share.

However, if the redemption date falls between the record date and the preferred stock dividend payment date, the redemption price will be the liquidation preference only. The redemption may occur only if, for 20 trading days within a period of 30 consecutive trading days ending on the trading day before notice of redemption is issued, the closing price per share of the common stock exceeds 130% of the applicable redemption price. This series of preferred stock is also convertible into common stock by the holder upon the occurrence of a conversion triggering event. A conversion triggering event includes the following: (a) if we call the preferred stock for redemption; or, (b) if we are a party to a consolidation, merger, share exchange, or sale of all or substantially all of our assets; or, (c) if during any fiscal quarter after the fiscal quarter ending December 31, 2004, the closing sale price of the common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter exceeds 125% of the applicable conversion price. If the closing trigger price condition is not met at the end of any quarter, then conversions are not permitted in the following quarter. This series of preferred stock can also be put to us for cash upon the occurrence of a change of control event, which would include a change in the majority of our directors that occurs over a two year period. As a result, this series of preferred stock is classified outside permanent equity because such change in composition could be deemed outside our control. The carrying amount of the Series I Preferred Stock of $404,558 and $379,513 as of December 31, 2009 and 2008, respectively, is equal to its liquidation value, which is the amount payable upon the occurrence of such event.

As of December 31, 2009, the conversion trigger price of $74.18 had been met and each share of Series I preferred stock is now convertible into 0.847495 of a share of common stock through March 31, 2010. During 2009, the conversion trigger price was met and accordingly holders of the Series I preferred stock did not have the right to convert their shares to common stock during the year.

Limited Partners' Preferred Interests in the Operating Partnership and Other Noncontrolling Redeemable Interests in Properties. The following table summarizes each series of preferred units of the Operating Partnership and the amount of the noncontrolling redeemable interests in properties as of December 31. The noncontrolling redeemable interests in properties are more fully discussed in Note 3. The redemption features of each of these series of preferred units of the Operating Partnership contain provisions which could require us to settle the redemption in cash. As a result, these series of preferred units in the Operating Partnership, along with the noncontrolling redeemable interests in properties, remain classified outside permanent equity.

	2009	2008
6% Series I Convertible Perpetual Preferred Units, 19,000,000 units authorized, 1,017,480 and 1,518,371 issued and outstanding, respectively	**$ 50,874**	$ 75,919
7.75%/8.00% Cumulative Redeemable Preferred Units, 900,000 shares authorized, 0 and 850,698 issued and outstanding, respectively	**—**	85,070
7.50% Cumulative Redeemable Preferred Units, 260,000 units authorized, 255,373 issued and outstanding	**25,537**	25,537
8.00% Cumulative Redeemable Preferred Units, 2,700,000 units authorized, 0 and 1,356,814 issued and outstanding, respectively	**—**	40,704
	76,411	227,230
Other noncontrolling redeemable interests in properties	**49,404**	49,378
Limited partners' preferred interest in the Operating Partnership and other noncontrolling redeemable interests in properties	**$125,815**	$276,608

6% Series I Convertible Perpetual Preferred Units. This series of preferred units accrues cumulative quarterly distributions at $3.00 per unit. The preferred units are exchangeable for shares of Series I preferred stock on a one for one basis or, at Simon's option, may be settled in cash. In 2009, holders exchanged 500,891 preferred units of this series for an equal number of shares of Series I preferred stock. The preferred units have terms that are substantially identical to the Series I preferred stock.

7.75%/8.00% Cumulative Redeemable Preferred Units. This series of preferred units was redeemable on or after January 1, 2011, or earlier upon the occurrence of certain tax triggering events, at a redemption price equal to the liquidation value ($100.00 per unit), accrued and unpaid distributions. On June 30, 2009, upon the occurrence of a tax triggering event, the Operating Partnership redeemed all outstanding units for cash.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

7.50% Cumulative Redeemable Preferred Units. This series of preferred units accrues cumulative quarterly distributions at a rate of $7.50 annually. The Operating Partnership may redeem the preferred units on or after November 10, 2013, unless there is the occurrence of certain tax triggering events such as death of the initial holder, or the transfer of any units to any person or entity other than the persons or entities entitled to the benefits of the original holder. The redemption price is the liquidation value ($100.00 per preferred unit) plus accrued and unpaid distributions, payable either in cash or fully registered shares of our common stock at our election. In the event of the death of a holder of the preferred units, the occurrence of certain tax triggering events applicable to the holder, or on or after November 10, 2006, the holder may require the Operating Partnership to redeem the preferred units at the same redemption price payable at the option of the Operating Partnership in either cash or shares of common stock.

8.00% Cumulative Redeemable Preferred Units. This series of preferred units was redeemed on August 27, 2009, at liquidation value ($30.00 per unit), and $0.3867 in accrued and unpaid distributions and was paid in the form of 614,055 units of the Operating Partnership.

Permanent Equity

Preferred Stock. Dividends on all series of preferred stock are calculated based upon the preferred stock's preferred return multiplied by the preferred stock's corresponding liquidation value. The Operating Partnership pays preferred distributions to us equal to the dividends we pay on the preferred stock issued.

Series C 7.00% Cumulative Convertible Preferred Stock and Series D 8.00% Cumulative Redeemable Preferred Stock. We issued these two series of preferred stock in 1999 to facilitate the possible conversion of two related series of preferred units: 7.00% Cumulative Convertible Preferred Units (classified as noncontrolling interests) and the 8.00% Cumulative Redeemable Preferred Units (classified as temporary equity). Each of these series of preferred stock has terms that are substantially identical to the related series of preferred units. There are no shares of either series currently outstanding.

Series J 8⅜% Cumulative Redeemable Preferred Stock. We issued this series of preferred stock in 2004 to replace a series of Chelsea preferred stock. Dividends accrue quarterly at an annual rate of 8⅜% per share. We can redeem this series, in whole or in part, on or after October 15, 2027 at a redemption price of $50.00 per share, plus accumulated and unpaid dividends. This preferred stock was issued at a premium of $7.5 million as of the date of our acquisition of Chelsea. The unamortized premium included in the carrying value of the preferred stock at December 2009 and 2008 was $5.9 million and $6.2 million, respectively.

Noncontrolling Interests

The following series of preferred units is included in noncontrolling interests due to the ability for the Operating Partnership to settle the redemption in either cash or units at its election. The noncontrolling interests in the consolidated balance sheets also include the third parties' nonredeemable minority holdings in properties that we consolidate but do not wholly-own and the limited partners' common interest in the Operating Partnership due to our ability to settle any redemption in cash or common stock at our election. These noncontrolling interests are classified as permanent equity in connection with our accounting for noncontrolling interests as discussed in Note 3.

7.00% Cumulative Convertible Preferred Units. This series of preferred units was redeemed on August 27, 2009, at liquidation value ($28.00 per unit), and $0.3158 in accrued and unpaid distributions and was paid in the form of 30,234 units of the Operating Partnership.

Other Equity Activity

Notes Receivable from Former CPI Stockholders. Notes receivable of $17.2 million from stockholders of an entity we acquired in 1998 are reflected as a deduction from capital in excess of par value in the consolidated statements of equity in the accompanying financial statements. The notes do not bear interest and become due at the time the underlying shares are sold.

The Simon Property Group 1998 Stock Incentive Plan. This plan, or the 1998 plan, provides for the grant of equity-based awards in the form of options to purchase shares, stock appreciation rights, restricted stock grants and performance unit awards. Options may be granted which are qualified as "incentive stock options" within the meaning of Section 422 of the Code and options which are not so qualified. An aggregate of 11,300,000 shares of common stock have been reserved for issuance under the 1998 plan. Additionally, the partnership agreement requires us to sell shares of common stock to the Operating Partnership, at fair value, sufficient to satisfy the exercising of any stock options, and for us to purchase units for cash in an amount equal to the fair market value of such shares.

Administration. The 1998 plan is administered by the Compensation Committee of the Board of Directors. The committee determines which eligible individuals may participate and the type, extent and terms of the awards to be granted to them. In addition, the committee interprets the 1998 plan and makes all other determinations deemed advisable for its administration. Options granted to employees become exercisable over the period determined by the committee. The exercise price of an employee option may not be less than the fair market value of the shares on the date of grant. Employee options generally vest over a three-year period and expire ten years from the date of grant. Since 2001, we have not granted any options to employees, except for a series of reload options we assumed as part of a prior business combination.

Automatic Awards For Eligible Directors. Directors who are not also our employees or employees of our affiliates receive automatic awards under the 1998 plan. Until 2003, these awards took the form of stock options. Since then, the awards have been shares of restricted stock. Currently, each eligible director receives on the first day of the first calendar month following his or her initial election an award of restricted stock with a value of $82,500 (pro-rated for partial years of service). Thereafter, as of the date of each annual meeting of stockholders, eligible directors who are re-elected receive an award of restricted stock having a value of $82,500. In addition, eligible directors who serve as chairpersons of the standing committees (excluding the Executive Committee) receive an additional annual award of restricted stock having a value of $10,000 (in the case of the Audit Committee) or $7,500 (in the case of all other standing committees). The Lead Director also receives an annual restricted stock award having a value of $12,500. The restricted stock vests in full after one year.

Once vested, the delivery of the shares of restricted stock (including reinvested dividends) is deferred under our Director Deferred Compensation Plan until the director retires, dies or becomes disabled or otherwise no longer serves as a director. The directors may vote and are entitled to receive dividends on the underlying shares; however, any dividends on the shares of restricted stock must be reinvested in shares of common stock and held in the deferred compensation plan until the shares of restricted stock are delivered to the former director. The committee successively approved annual stock incentive programs each year from 2001 until 2009 when no program was established.

In addition to automatic awards, eligible directors may be granted discretionary awards under the 1998 plan.

Restricted Stock. The 1998 plan also provides for shares of restricted stock to be granted to certain employees at no cost to those employees, subject to achievement of certain financial and return-based performance measures established by the committee related to the most recent year's performance. Once granted, the shares of restricted stock then vest annually over a four-year period (25% each year) beginning on January 1 of each year. The cost of restricted stock grants, which is based upon the stock's fair market value on the grant date, is charged to earnings ratably over the vesting period. Through December 31, 2009 a total of 4,992,636 shares of restricted stock, net of forfeitures, have been awarded under the plan. Information regarding restricted stock awards is summarized in the following table for each of the years presented:

	For the Year Ended December 31,		
	2009	**2008**	**2007**
Restricted stock shares awarded during the year, net of forfeitures	**254,227**	276,872	222,725
Weighted average fair value of shares granted during the year	**$ 29.44**	$ 85.77	$120.55
Amortization expense	**$22,870**	$28,640	$26,779

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

The weighted average life of our outstanding options as of December 31, 2009 is 1.7 years. Information relating to Director Options and Employee Options from December 31, 2006 through December 31, 2009 is as follows:

	Director Options		Employee Options	
	Options	Weighted Average Exercise Price Per Share	Options	Weighted Average Exercise Price Per Share
Shares under option at December 31, 2006	16,500	$ 28.57	1,198,263	$ 32.07
Granted	—	N/A	23,000	99.03
Exercised, none were forfeited during the period	(16,500)	28.57	(214,525)	32.62
Shares under option at December 31, 2007	—	$ —	1,006,738	$ 33.48
Granted	—	—	—	—
Exercised, none were forfeited during the period	—	—	(282,106)	41.96
Shares under option at December 31, 2008	—	$ —	724,632	$ 30.18
Granted	—	—	—	—
Exercised	—	—	**(181,850)**	**25.52**
Forfeited	—	—	**(37,100)**	**70.73**
Shares under option at December 31, 2009	—	**$ —**	**505,682**	**$ 28.88**

Employee Options:	Outstanding and Exercisable		
Range of Exercise Prices	**Options**	**Weighted Average Remaining Contractual Life in Years**	**Weighted Average Exercise Price Per Share**
$23.41 — $30.38	429,633	1.21	$ 25.48
$30.39 — $46.97	49,749	4.09	46.97
$46.98 — $50.17	26,300	4.17	50.17
Total	505,682		$ 28.88

We also maintain a tax-qualified retirement 401(k) savings plan and offer no other postretirement or post employment benefits to our employees.

Exchange Rights

Limited partners in the Operating Partnership have the right to exchange all or any portion of their units for shares of common stock on a one-for-one basis or cash, as determined by the Board of Directors. The amount of cash to be paid if the exchange right is exercised and the cash option is selected will be based on the trading price of our common stock at that time. At December 31, 2009, we had reserved 69,501,466 shares of common stock for possible issuance upon the exchange of units, stock options, and Class B common stock and certain convertible preferred stock.

11. COMMITMENTS AND CONTINGENCIES

Litigation

We are involved in various other legal proceedings that arise in the ordinary course of our business. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Lease Commitments

As of December 31, 2009, a total of 29 of the consolidated properties are subject to ground leases. The termination dates of these ground leases range from 2012 to 2090. These ground leases generally require us to make fixed annual rental payments, or a fixed annual rental plus a percentage rent component based upon the revenues or total sales of the property. Some of these leases also include escalation clauses and renewal options. We incurred ground lease expense included in other expense as follows:

	For the Year Ended December 31,		
	2009	2008	2007
Ground lease expense	**$32,086**	$30,681	$30,499

Future minimum lease payments due under these ground leases for years ending December 31, excluding applicable extension options, are as follows:

2010	$ 16,782
2011	16,823
2012	16,937
2013	17,184
2014	17,084
Thereafter	648,360
	$733,170

Insurance

We maintain commercial general liability, fire, flood, extended coverage and rental loss insurance on all of our properties in the United States through wholly-owned captive insurance entities and other self-insurance mechanisms. Rosewood Indemnity, Ltd. and Bridgewood Insurance Company, Ltd. are our wholly-owned captive insurance subsidiaries, and have agreed to indemnify our general liability carrier for a specific layer of losses for the properties that are covered under these arrangements. The carrier has, in turn, agreed to provide evidence of coverage for this layer of losses under the terms and conditions of the carrier's policy. A similar policy written through these captive insurance entities also provides initial coverage for property insurance and certain windstorm risks at the properties located in coastal windstorm locations.

We currently maintain insurance coverage against acts of terrorism on all of our properties in the United States on an "all risk" basis in the amount of up to $1 billion per occurrence for certified foreign acts of terrorism and $500 million per occurrence for non-certified domestic acts of terrorism. The current federal laws which provide this coverage are expected to operate through 2014. Despite the existence of this insurance coverage, any threatened or actual terrorist attacks in high profile markets could adversely affect our property values, revenues, consumer traffic and tenant sales.

Guarantees of Indebtedness

Joint venture debt is the liability of the joint venture and is typically secured by the joint venture property, which is non-recourse to us. As of December 31, 2009, the Operating Partnership has loan guarantees of $47.2 million underlying joint venture related mortgage or other indebtedness. Mortgages which are guaranteed by us are secured by the property of the joint venture and that property could be sold in order to satisfy the outstanding obligation.

Concentration of Credit Risk

We are subject to risks incidental to the ownership and operation of commercial real estate. These risks include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, creditworthiness of tenants, competition for tenants and customers, changes in tax laws, interest rate and foreign currency levels, the availability of financing, and potential liability under environmental and other laws. Our regional malls, Premium Outlet Centers, The Mills, and community/ lifestyle centers rely heavily upon anchor tenants like most retail properties. Four retailers occupied 535 of the approximately 1,325 anchor stores in the properties as of December 31, 2009. An affiliate of one of these retailers is a limited partner in the Operating Partnership.

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

Limited Life Partnerships

We are the controlling partner in several consolidated partnerships that have a limited life. We estimated the settlement values of these noncontrolling interests as of December 31, 2009 and 2008 as approximately $115 million and $130 million, respectively. The settlement values are based on the estimated fair values upon a hypothetical liquidation of the partnership interests and estimated yield maintenance or prepayment penalties associated with the payment to settle any underlying secured mortgage debt.

12. RELATED PARTY TRANSACTIONS

Our management company provides management, insurance, and other services to Melvin Simon & Associates, Inc., a related party, and other non-owned properties. Amounts for services provided by our management company and its affiliates to our unconsolidated joint ventures and other related parties were as follows:

	For the Year Ended December 31,		
	2009	2008	2007
Amounts charged to unconsolidated joint ventures	**$120,866**	$125,663	$95,564
Amounts charged to properties owned by related parties	**4,522**	4,980	5,049

During 2009, 2008 and 2007, we recorded interest income of $9.3 million, $15.3 million and $39.1 million respectively, and financing fee income of $3.7 million, $3.1 million and $17.4 million, respectively, net of inter-entity eliminations, related to the loans that we have provided to Mills and SPG-FCM and lending financing services to those entities and the properties in which they hold an ownership interest.

13. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board (FASB) issued new accounting guidance on business combinations and noncontrolling interests in consolidated financial statements which requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. The guidance also requires acquisition related costs to be expensed as incurred. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008. On January 1, 2009, we adopted the guidance which did not have a significant impact on our financial position, results of operations or cash flows.

In February 2008, the FASB issued a staff position which permitted a one-year deferral for the implementation of previously issued guidance related to fair value measurements with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). On January 1, 2009, we adopted the fair value measurement guidance as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. The adoption had no impact on our financial position, results of operations or cash flows. The provisions of the guidance are applied at such time as a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is materially different than would have been calculated prior to adoption.

In June 2008, the FASB ratified guidance which provides an entity use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. We adopted the guidance on January 1, 2009 which had no impact on our financial position, results of operations or cash flows.

On January 1, 2009, we adopted guidance on determining whether instruments granted in share-based payment transactions are participating securities. Under this guidance, unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per share pursuant to the two-class method. The adoption of the guidance did not have a significant impact on reported earnings per share.

In May 2009, the FASB issued guidance which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement introduces new terminology but is based on the same principles that previously existed in the accounting standards. The guidance requires disclosure of the date through which management has evaluated subsequent events and whether that date represents the date the financial statements were issued or the date the financial statements were available to be issued. The guidance was effective for interim and annual periods ending after June 15, 2009. The adoption of this statement did not have any impact on our financial position, results of operations or cash flows.

In June 2009, the FASB issued the FASB Accounting Standards Codification (Codification) which is effective for interim and annual periods ending after September 15, 2009. The Codification defines a new hierarchy for U.S. GAAP and establishes the Codification as the sole source for authoritative guidance to be applied by nongovernmental entities. The adoption of the Codification changed the manner in which U.S. GAAP guidance is referenced, but did not have any impact on our financial position, results of operations or cash flows.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities (VIEs). This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. Management is in the process of determining the impact of adopting this amendment.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly 2009 and 2008 data is summarized in the table below. Quarterly amounts may not equal annual amounts due to rounding.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009				
Total revenue	**$918,492**	**$903,612**	**$924,932**	**$1,028,180**
Operating income	**364,216**	**224,698**	**392,177**	**425,601**
Consolidated income (loss) from continuing operations	**146,248**	**(14,108)**	**139,189**	**115,933**
Net income (loss) available to common stockholders	**106,768**	**(20,760)**	**105,547**	**91,543**
Income (loss) from continuing operations per share — Basic	**$ 0.45**	**$ (0.08)**	**$ 0.38**	**$ 0.32**
Net income (loss) per share — Basic	**$ 0.45**	**$ (0.08)**	**$ 0.38**	**$ 0.32**
Income (loss) from continuing operations per share — Diluted	**$ 0.45**	**$ (0.08)**	**$ 0.38**	**$ 0.32**
Net income (loss) per share — Diluted	**$ 0.45**	**$ (0.08)**	**$ 0.38**	**$ 0.32**
Weighted average shares outstanding	**235,908,551**	**268,289,545**	**281,430,338**	**283,967,587**
Diluted weighted average shares outstanding	**236,128,461**	**268,289,545**	**282,474,292**	**284,595,548**
2008				
Total revenue	$895,298	$922,947	$935,594	$1,029,316
Operating income	351,775	379,038	383,351	428,884
Consolidated income from continuing operations	129,022	114,353	159,736	196,449
Net income available to common stockholders	87,933	76,572	112,809	145,203
Income from continuing operations per share — Basic	$ 0.39	$ 0.34	$ 0.50	$ 0.64
Net income per share — Basic	$ 0.39	$ 0.34	$ 0.50	$ 0.64
Income from continuing operations per share — Diluted	$ 0.39	$ 0.34	$ 0.50	$ 0.64
Net income per share — Diluted	$ 0.39	$ 0.34	$ 0.50	$ 0.64
Weighted average shares outstanding	223,455,345	224,982,539	225,356,074	227,512,179
Diluted weighted average shares outstanding	224,071,920	225,571,345	225,925,532	227,909,356

(Dollars in thousands, except share and per share amounts and where indicated as in millions or billions)

15. SUBSEQUENT EVENTS

We entered into a definitive agreement in December 2009 to acquire all of the outlet shopping centers currently owned by Prime Outlets Acquisition Company and certain of its affiliated entities, or the Prime Outlets, subject to Prime Outlets' existing fixed rate indebtedness and preferred stock. The Prime Outlets consist of 22 outlet centers located in major metropolitan markets. We will pay consideration (consisting of cash and units of the Operating Partnership) of approximately $0.7 billion for the owners' interests in the Prime Outlets. The acquisition is subject to several closing conditions relating to certain financing arrangements of the Prime Outlets. Assuming all closing conditions are satisfied on a timely basis, we expect the transaction will close in the second quarter of 2010.

On January 12, 2010, the Operating Partnership commenced a cash tender offer for any and all senior unsecured notes of ten outstanding series with maturity dates ranging from 2011 to March 2013. The total principal amount of the notes accepted for purchase on January 26, 2010 was approximately $2.3 billion, with a weighted average duration of 2.0 years and a weighted coupon of 5.76%. The Operating Partnership purchased the tendered notes with cash on hand and the proceeds from an offering of $2.25 billion of senior unsecured notes that closed on January 25, 2010. The senior notes offering was comprised of $400.0 million of 4.20% notes due 2015, $1.25 billion of 5.65% notes due 2020 and $600.0 million of 6.75% notes due 2040. We will report a $165.6 million charge to earnings in the first quarter of 2010 as a result of the tender offer.

On February 4, 2010, we and our partner in Simon Ivanhoe, Ivanhoe Cambridge Inc., or Ivanhoe Cambridge, entered into a definitive agreement to sell all of the interests in Simon Ivanhoe which owns seven shopping centers located in France and Poland to Unibail-Rodamco. The joint venture partners will receive consideration of €715 million for the interests, subject to certain post-closing adjustments. We expect our share of the gain on sale of our interests in Simon Ivanhoe to be approximately $300 million. The transaction is scheduled to close during the first half of 2010, subject to customary closing conditions and regulatory approvals.

On February 16, 2010, we announced that we had made a written offer in early February to acquire General Growth Properties, Inc. (or General Growth) in a transaction valued at more than $10 billion, including approximately $9 billion in cash. Of this consideration, approximately $7 billion will be paid to unsecured creditors, representing par value plus accrued and unpaid dividends and interest. The transaction would not be subject to a financing condition and would be financed through cash on hand, asset sales and through equity co-investments in acquired properties by strategic institutional investors, with the balance coming from our existing credit facility. We indicated our willingness to discuss consideration consisting in whole or in part of our common equity in lieu of the cash portion of the consideration to General Growth's stockholders, and perhaps certain of its unsecured creditors, for those who would prefer to receive equity. The offer is subject to confirmatory due diligence and the negotiation and execution of a definitive transaction agreement, as well as required bankruptcy court and creditor approvals. As of the filing of this report, no transaction has occurred.

PROPERTIES at December 31, 2009

REGIONAL MALLS

Alaska
Anchorage 5th Avenue Mall[M], Anchorage

Arkansas
McCain Mall, N. Little Rock

California
Brea Mall, Brea (Los Angeles)
Coddingtown Mall, Santa Rosa
Fashion Valley, San Diego
Laguna Hills Mall, Laguna Hills (Los Angeles)
Santa Rosa Plaza, Santa Rosa
Shops at Mission Viejo, The, Mission Viejo (Los Angeles)
Stanford Shopping Center, Palo Alto (San Jose)
Westminster Mall, Westminster (Los Angeles)

Colorado
Mesa Mall, Grand Junction
Town Center at Aurora, Aurora (Denver)

Connecticut
Crystal Mall, Waterford

Florida
Aventura Mall, Miami Beach (Miami)
Avenues, The, Jacksonville
Boynton Beach Mall, Boynton Beach (Miami)
Coconut Point, Estero
Coral Square, Coral Springs (Miami)
Cordova Mall, Pensacola
Crystal River Mall, Crystal River
Dadeland Mall, Miami
DeSoto Square, Bradenton
Edison Mall, Fort Myers
Florida Mall, The, Orlando
Galleria at Fort Lauderdale, The[KS], Fort Lauderdale (Miami)
Gulf View Square, Port Richey (Tampa)
Indian River Mall, Vero Beach
Lake Square Mall, Leesburg (Orlando)
Melbourne Square, Melbourne
Miami International Mall, Miami
Orange Park Mall, Orange Park (Jacksonville)
Paddock Mall, Ocala
Palm Beach Mall, West Palm Beach (Miami)
Port Charlotte Town Center, Port Charlotte
Seminole Towne Center, Sanford (Orlando)
Shops at Sunset Place, The, S. Miami
St. Johns Town Center, Jacksonville
Town Center at Boca Raton, Boca Raton (Miami)
Treasure Coast Square, Jensen Beach
Tyrone Square, St. Petersburg (Tampa)
University Mall, Pensacola

Georgia
Gwinnett Place, Duluth (Atlanta)
Lenox Square, Atlanta
Mall of Georgia, Buford (Atlanta)
Northlake Mall, Atlanta
Phipps Plaza, Atlanta
Town Center at Cobb, Kennesaw (Atlanta)

Illinois
Lincolnwood Town Center, Lincolnwood (Chicago)
Northfield Square, Bourbonnais
Northwoods Mall, Peoria
Orland Square, Orland Park (Chicago)
River Oaks Center, Calumet City (Chicago)
SouthPark Mall, Moline
White Oaks Mall, Springfield

Indiana
Castleton Square, Indianapolis
Circle Centre, Indianapolis
College Mall, Bloomington
Eastland Mall, Evansville
Fashion Mall at Keystone, The, Indianapolis
Greenwood Park Mall, Greenwood (Indianapolis)
Markland Mall, Kokomo
Muncie Mall, Muncie
Tippecanoe Mall, Lafayette
University Park Mall, Mishawaka
Washington Square, Indianapolis

Iowa
Lindale Mall, Cedar Rapids
NorthPark Mall, Davenport
Southern Hills Mall, Sioux City
SouthRidge Mall, Des Moines

Kansas
Towne East Square, Wichita
Towne West Square, Wichita
West Ridge Mall, Topeka

Louisiana
Prien Lake Mall, Lake Charles

Maine
Bangor Mall, Bangor

Maryland
Bowie Town Center, Bowie (Washington, D.C.)
St. Charles Towne Center, Waldorf (Washington, D.C.)

Massachusetts
Arsenal Mall, Watertown (Boston)
Atrium Mall, Chestnut Hill (Boston)
Auburn Mall, Auburn
Burlington Mall, Burlington (Boston)
Cape Cod Mall, Hyannis
Copley Place, Boston
Emerald Square, North Attleboro (Providence, RI)
Greendale Mall, Worcester (Boston)
Liberty Tree Mall, Danvers (Boston)
Mall at Chestnut Hill, The, Chestnut Hill (Boston)
Northshore Mall, Peabody (Boston)
Solomon Pond Mall, Marlborough (Boston)
South Shore Plaza, Braintree (Boston)
Square One Mall, Saugus (Boston)

Michigan
Novi Town Center[M], Novi (Detroit)

Minnesota
Maplewood Mall, St. Paul (Minneapolis)
Miller Hill Mall, Duluth

Missouri
Battlefield Mall, Springfield
Independence Center, Independence (Kansas City)

Nebraska
Crossroads Mall, Omaha

Nevada
Forum Shops at Caesars, The, Las Vegas

New Hampshire
Mall at Rockingham Park, The, Salem (Boston)
Mall of New Hampshire, The, Manchester
Pheasant Lane Mall, Nashua

New Jersey
Brunswick Square, East Brunswick (New York)
Hamilton Mall[KS], Mays Landing
Livingston Mall, Livingston (New York)
Menlo Park Mall, Edison (New York)
Newport Centre[M], Jersey City (New York)
Ocean County Mall, Toms River (New York)
Quaker Bridge Mall, Lawrenceville
Rockaway Townsquare, Rockaway (New York)

New Mexico
Cottonwood Mall, Albuquerque

New York
Chautauqua Mall, Lakewood
Jefferson Valley Mall, Yorktown Heights (New York)
Mall at the Source, The, Westbury (New York)
Nanuet Mall, Nanuet (New York)
Roosevelt Field, Garden City (New York)
Smith Haven Mall, Lake Grove (New York)
Walt Whitman Mall, Huntington Station (New York)
Westchester, The, White Plains (New York)

North Carolina
SouthPark, Charlotte

Ohio
Great Lakes Mall, Mentor (Cleveland)
Lima Mall, Lima
Richmond Town Square, Richmond Heights (Cleveland)
Southern Park Mall, Youngstown
Summit Mall, Akron
Upper Valley Mall, Springfield

Oklahoma
Penn Square Mall, Oklahoma City
Woodland Hills Mall, Tulsa

Pennsylvania
Century III Mall, West Mifflin (Pittsburgh)
Granite Run Mall, Media (Philadelphia)
King of Prussia – The Pavilion[KS], King of Prussia (Philadelphia)
King of Prussia Mall, King of Prussia (Philadelphia)
Lehigh Valley Mall, Whitehall
Montgomery Mall, North Wales (Philadelphia)
Oxford Valley Mall, Langhorne (Philadelphia)
Ross Park Mall, Pittsburgh
South Hills Village, Pittsburgh
Springfield Mall, Springfield (Philadelphia)

Puerto Rico
Plaza Carolina, Carolina (San Juan)

South Carolina
Anderson Mall, Anderson
Haywood Mall, Greenville

South Dakota
Empire Mall, Sioux Falls
Rushmore Mall, Rapid City

Tennessee
Knoxville Center, Knoxville
Oak Court Mall, Memphis
West Town Mall, Knoxville
Wolfchase Galleria, Memphis

Texas
Barton Creek Square, Austin
Broadway Square, Tyler
Cielo Vista Mall, El Paso
Domain, The, Austin
Firewheel Town Center, Garland (Dallas)
Galleria, The, Houston
Galleria Dallas[M], Dallas
Highland Mall, Austin
Ingram Park Mall, San Antonio
Irving Mall, Irving (Dallas)
La Plaza Mall, McAllen
Lakeline Mall, Cedar Park (Austin)
Longview Mall, Longview
Midland Park Mall, Midland
North East Mall, Hurst (Dallas)

Rolling Oaks Mall, San Antonio
Sunland Park Mall, El Paso
Valle Vista Mall, Harlingen

Virginia
Apple Blossom Mall, Winchester
Charlottesville Fashion Square, Charlottesville
Chesapeake Square, Chesapeake (Virginia Beach)
Fashion Centre at Pentagon City, The, Arlington (Washington, D.C.)
Valley Mall, Harrisonburg
Virginia Center Commons, Glen Allen

Washington
Columbia Center, Kennewick
Northgate Mall, Seattle
Tacoma Mall, Tacoma (Seattle)

Wisconsin
Bay Park Square, Green Bay
Forest Mall, Fond Du Lac

PREMIUM OUTLET CENTERS

California
Camarillo Premium Outlets, Camarillo (Los Angeles)
Carlsbad Premium Outlets, Carlsbad (San Diego)
Desert Hills Premium Outlets, Cabazon (Palm Springs)
Folsom Premium Outlets, Folsom (Sacramento)
Gilroy Premium Outlets, Gilroy (San Jose)
Las Americas Premium Outlets, San Diego
Napa Premium Outlets, Napa
Petaluma Village Premium Outlets, Petaluma
Vacaville Premium Outlets, Vacaville

Connecticut
Clinton Crossing Premium Outlets, Clinton

Florida
Orlando Premium Outlets, Orlando
St. Augustine Premium Outlets, St. Augustine (Jacksonsville)

Georgia
North Georgia Premium Outlets, Dawsonville (Atlanta)

Hawaii
Waikele Premium Outlets, Waipahu (Honolulu)

Illinois
Chicago Premium Outlets, Aurora (Chicago)

Indiana
Edinburgh Premium Outlets, Edinburgh (Indianapolis)
Lighthouse Place Premium Outlets, Michigan City

Maine
Kittery Premium Outlets, Kittery

Massachusetts
Wrentham Village Premium Outlets, Wrentham (Boston)

Minnesota
Albertville Premium Outlets, Albertville (Minneapolis)

Missouri
Osage Beach Premium Outlets, Osage Beach

New Jersey
Jackson Premium Outlets, Jackson (New York)
Jersey Shore Premium Outlets, Tinton Falls (New York)
Liberty Village Premium Outlets, Flemington (New York)

Nevada
Las Vegas Outlet Center, Las Vegas
Las Vegas Premium Outlets, Las Vegas

New York
Waterloo Premium Outlets, Waterloo
Woodbury Common Premium Outlets, Central Valley (New York)

North Carolina
Carolina Premium Outlets, Smithfield

Ohio
Aurora Farms Premium Outlets, Aurora (Cleveland)
Cincinnati Premium Outlets, Monroe (Cincinnati)

Oregon
Columbia Gorge Premium Outlets, Troutdale (Portland)

Pennsylvania
Crossings Premium Outlets, The, Tannersville
Philadelphia Premium Outlets, Limerick (Philadelphia)

Texas
Allen Premium Outlets, Allen (Dallas)
Houston Premium Outlets, Cypress (Houston)
Rio Grande Valley Premium Outlets, Mercedes (McAllen)
Round Rock Premium Outlets, Round Rock (Austin)

Virginia
Leesburg Corner Premium Outlets, Leesburg (Washington D.C.)

Washington
Seattle Premium Outlets, Tulalip (Seattle)

Wisconsin
Johnson Creek Premium Outlets, Johnson Creek

COMMUNITY/ LIFESTYLE CENTERS

Connecticut
Plaza at Buckland Hills, The, Manchester

Florida
Gaitway Plaza, Ocala
Highland Lakes Center, Orlando
Indian River Commons, Vero Beach
Pier Park, Panama City Beach
Royal Eagle Plaza, Coral Springs (Miami)
Terrace at The Florida Mall, Orlando
Waterford Lakes Town Center, Orlando
West Town Corners, Altamonte Springs (Orlando)
Westland Park Plaza, Orange Park (Jacksonville)

Georgia
Mall of Georgia Crossing, Buford (Atlanta)

Illinois
Bloomingdale Court, Bloomingdale (Chicago)
Countryside Plaza, Countryside (Chicago)
Crystal Court, Crystal Lake (Chicago)
Forest Plaza, Rockford
Lake Plaza, Waukegan (Chicago)
Lake View Plaza, Orland Park (Chicago)
Lincoln Crossing, O'Fallon (St. Louis)
Matteson Plaza, Matteson (Chicago)
North Ridge Plaza, Joliet (Chicago)
White Oaks Plaza, Springfield
Willow Knolls Court, Peoria

Indiana
Brightwood Plaza, Indianapolis
Clay Terrace, Carmel (Indianapolis)
Eastland Convenience Center, Evansville
Greenwood Plus, Greenwood (Indianapolis)
Hamilton Town Center, Noblesville (Indianapolis)
Keystone Shoppes, Indianapolis
Markland Plaza, Kokomo
Muncie Plaza, Muncie
New Castle Plaza, New Castle
Northwood Plaza, Fort Wayne
Teal Plaza, Lafayette
Tippecanoe Plaza, Lafayette
University Center, Mishawaka
Village Park Plaza, Carmel (Indianapolis)
Washington Plaza, Indianapolis

Kansas
West Ridge Plaza, Topeka

Maryland
St. Charles Towne Plaza, Waldorf (Washington, D.C.)

Mississippi
Ridgewood Court, Jackson

Missouri
Regency Plaza, St. Charles (St. Louis)

New Jersey
Newport Crossing[M], Jersey City (New York)
Newport Plaza[M], Jersey City (New York)
Rockaway Commons, Rockaway (New York)
Rockaway Town Plaza, Rockaway (New York)

New York
Cobblestone Court, Victor

North Carolina
Dare Centre, Kill Devil Hills
MacGregor Village, Cary
North Ridge Shopping Center, Raleigh

Ohio
Great Lakes Plaza, Mentor (Cleveland)
Lima Center, Lima

Pennsylvania
Bond Shopping Center[KS], Upper Darby (Philadelphia)
DeKalb Plaza, King of Prussia (Philadelphia)
Henderson Square, King of Prussia (Philadelphia)
Huntingdon Pike[KS], Abington (Philadelphia)
Huntingdon Valley Shopping Center[KS], Abington (Philadelphia)
Lincoln Plaza, King of Prussia (Philadelphia)
Whitehall Mall, Whitehall

South Carolina
Charles Towne Square, Charleston

South Dakota
Empire East, Sioux Falls

Texas
Arboretum at Great Hills, Austin
Gateway Shopping Center, Austin
Ingram Plaza, San Antonio
Lakeline Plaza, Cedar Park (Austin)
Palms Crossing, McAllen
Richardson Square, Richardson (Dallas)
Shops at Arbor Walk, The, Austin
Shops at North East Mall, The, Hurst (Dallas)
Wolf Ranch Town Center, Georgetown (Austin)

Virginia
Chesapeake Center, Chesapeake (Virginia Beach)
Fairfax Court, Fairfax (Washington, D.C.)
Martinsville Plaza, Martinsville

OTHER

Alabama
Factory Stores of America, Boaz

Florida
Factory Stores of America, Graceville

Indiana
Claypool Court[M], Indianapolis

Iowa
Factory Stores of America, Story City

Kentucky
Factory Stores of America, Georgetown

Missouri
Factory Merchants Branson, Branson
Shoppes at Branson Meadows, The, Branson
Factory Stores of America, Lebanon

Nebraska
Factory Stores of America, Nebraska City

Pennsylvania
Atrium Office Building, The[KS], [M], King of Prussia (Philadelphia)

Tennessee
Crossville Outlet Center, Crossville

Washington
Factory Stores at North Bend, North Bend (Seattle)

THE MILLS PORTFOLIO
The Mills®

Arizona
Arizona Mills, Tempe (Phoenix)

California
Great Mall, Milpitas (San Jose)
Ontario Mills, Ontario (Riverside)
The Block at Orange, Orange (Los Angeles)

Colorado
Colorado Mills, Lakewood (Denver)

Florida
Sawgrass Mills, Sunrise (Miami)

Georgia
Discover Mills, Lawrenceville (Atlanta)

Illinois
Gurnee Mills, Gurnee (Chicago)

Maryland
Arundel Mills, Hanover (Baltimore)

Missouri
St. Louis Mills, Hazelwood (St. Louis)

North Carolina
Concord Mills, Concord (Charlotte)

Pennsylvania
Franklin Mills, Philadelphia

Tennessee
Opry Mills, Nashville

Texas
Grapevine Mills, Grapevine (Dallas)
Katy Mills, Katy (Houston)

Virginia
Potomac Mills, Prince William (Washington, D.C.)

THE MILLS PORTFOLIO
Regional Malls

California
Del Amo Fashion Center, Torrance (Los Angeles)
Hilltop Mall, Richmond (San Francisco)
Stoneridge Shopping Center, Pleasanton (San Francisco)

Delaware
Dover Mall, Dover

Florida
Falls, The, Miami

Louisiana
Esplanade, The, Kenner (New Orleans)

Maryland
Lakeforest Mall, Gaithersburg (Washington, D.C.)
Marley Station, Glen Burnie (Baltimore)

Michigan
Briarwood Mall, Ann Arbor

Minnesota
Southdale Center, Edina (Minneapolis)

Mississippi
Northpark Mall, Ridgeland

New Jersey
Shops at Riverside, The, Hackensack (New York)

Nevada
Meadowood Mall, Reno

New York
Galleria at White Plains, The, White Plains (New York)

Ohio
Mall at Tuttle Crossing, The, Dublin (Columbus)

Wisconsin
Southridge Mall, Greendale (Milwaukee)

THE MILLS PORTFOLIO
Community Centers

Colorado
Denver West Village, Lakewood (Denver)

Maryland
Arundel Mills Marketplace, Hanover (Baltimore)

North Carolina
Concord Mills Marketplace, Concord (Charlotte)

Pennsylvania
Liberty Plaza, Philadelphia

INTERNATIONAL PROPERTIES

France
Bay 2, Torcy (Paris)
Bay 1, Torcy (Paris)
Bel'Est, Bagnolet (Paris)
Villabé, Villabé (Paris)
Wasquehal, Wasquehal (Lille)

Italy
Ancona
Bergamo
Bussolengo (Verona)
Casalbertone (Roma)
Casamassima (Bari)
Cepagatti (Pescara)
Cesano Boscone (Milano)
Cinisello (Milano)
Collatina (Roma)
Concesio (Brescia)
Cuneo (Torino)
Fano (Pesaro)
Giugliano (Napoli)
Grottammare (Ascoli Piceno)
La Rena (Catania)
Marconi (Cagliari)
Mazzano (Brescia)
Merate (Lecco)
Mesagne (Brindisi)
Mestre (Venezia)
Misterbianco (Catania)
Modugno (Bari)
Monza
Mugnano (Napoli)
Nerviano (Milano)
Olbia
Padova
Palermo
Pescara
Pompei (Napoli)
Porta di Roma (Roma)
Porto Sant'Elpidio (Ascoli Piceno)
Predda Niedda (Sassari)
Rescaldina (Milano)
Rivoli (Torino)
San Rocco al Porto (Piacenza)
Santa Gilla (Cagliari)
Senigallia (Ancona)
Taranto
Torino
Venaria (Torino)
Vicenza
Vimodrone (Milano)
Vulcano Buono, Nola (Napoli)

Poland
Arkadia Shopping Center, Warsaw
Wilenska Station Shopping Center, Warsaw

Japan
Ami Premium Outlets, Ami (Tokyo)
Gotemba Premium Outlets, Gotemba City (Tokyo)
Kobe-Sanda Premium Outlets, Kobe (Osaka)
Rinku Premium Outlets, Izumisano (Osaka)
Sano Premium Outlets, Sano (Tokyo)
Sendai – Izumi Premium Outlets, Izumi Park Town (Sendai)
Toki Premium Outlets, Toki (Nagoya)
Tosu Premium Outlets, Fukuoka (Kyushu)

Mexico
Premium Outlets Punta Norte, Mexico City

Korea
Yeoju Premium Outlets, Seoul

KS Managed by Kravco Simon (not owned)
M Managed by Simon (not owned)

BOARD OF DIRECTORS

MELVYN E. BERGSTEIN
Chairman of Diamond Management & Technology Consultants, Inc., a management and advisory firm, since 2006. Mr. Bergstein previously served as Chairman and Chief Executive Officer of Diamond and its predecessors, Diamondcluster, Inc. and Diamond Technology Partners, Inc. since its founding in 1994. From 1968 to 1989, Mr. Bergstein served in several capacities with Arthur Andersen & Co.'s consulting division (now Accenture). Director since 2001. Age 68

LINDA WALKER BYNOE
President and Chief Executive Officer of Telemat Ltd., a management consulting firm, since 1995 and prior to that Chief Operating Officer since 1989. Ms. Bynoe served as a Vice President-Capital Markets for Morgan Stanley from 1985 to 1989, joining the firm in 1978. Ms. Bynoe serves as a director of Anixter International, Inc., Northern Trust Corporation and Prudential Retail Mutual Funds and a Trustee of Equity Residential. Director since 2003. Age 57

LARRY C. GLASSCOCK
Former Chairman of WellPoint, Inc., a healthcare insurance company, from November 2005 to March 2010. Mr. Glasscock also served as President and Chief Executive Officer of WellPoint, Inc. from November 2004 to July 2007. Mr. Glasscock served as Chairman, President and Chief Executive Officer of Anthem, Inc. from 2003 to 2004 and served as President and Chief Executive Officer of Anthem, Inc. from 2001 to 2003. Mr. Glasscock serves as a director of Zimmer Holdings, Inc. and Sprint Nextel Corporation. Director since March of 2010. Age 61

KAREN N. HORN, PH.D.
Retired President, Global Private Client Services and Managing Director, Marsh, Inc., a subsidiary of MMC, having served in these positions from 1999 to 2003. Prior to joining Marsh, she was Senior Managing Director and Head of International Private Banking at Bankers Trust Company; Chairman and Chief Executive Officer, Bank One, Cleveland, N.A.; President of the Federal Reserve Bank of Cleveland; Treasurer of Bell of Pennsylvania; and Vice President of First National Bank of Boston. Ms. Horn has served as Senior Managing Director of Brock Capital Group, a corporate advisory and investment banking firm, since 2003 and serves as a director of Eli Lilly and Company, Norfolk Southern Corporation and T. Rowe Price Mutual Funds. She is also Vice Chairman of the U.S.-Russia Foundation, and a member of the Executive Committee of the National Bureau of Economic Research. Director since 2004. Age 66

ALLAN HUBBARD
Co-Founder and Chief Executive Officer of E&A Industries, Inc., a privately-held holding company which acquires and operates established manufacturing companies. Mr. Hubbard served as Assistant to the President for Economic Policy and director of the National Economic Council for the George W. Bush administration. He also served as Executive Director of the President's Council of Competitiveness for the George H.W. Bush administration. Director since 2009. Age 62

REUBEN S. LEIBOWITZ
Managing Member of JEN Partners, a private equity firm, since 2005. Mr. Leibowitz was a Managing Director of Warburg Pincus from 1984 to 2005. He was a director of Chelsea Property Group, Inc. from 1993 until it was acquired by the Company in 2004. Director since 2005. Age 62

DAVID SIMON
Chairman of the Board of Simon Property Group, Inc. since 2007 and Chief Executive Officer of the Company since 1995. Mr. Simon was President of the Company from 1993 to 1996 and Executive Vice President of Melvin Simon & Associates, Inc. ("MSA"), the predecessor company, from 1990 to 1993. Prior to joining Simon, he was Vice President of Wasserstein Perella & Company from 1988 to 1990. Director since 1993. Age 48

HERBERT SIMON

Chairman Emeritus of the Board of Simon Property Group, Inc. since 2007. Mr. Simon was Co-Chairman of the Board of Directors from 1995 to 2007 and Chief Executive Officer of the Company from 1993 to 1995. Mr. Simon serves on the Board of Governors for the National Basketball Association and as Co-Chairman of the Board of Directors of MSA, the predecessor company he founded in 1960 with his brother, Melvin Simon. Director since 1993. Age 75

DANIEL C. SMITH, PH.D.

Professor of Marketing and Dean, Kelley School of Business, Indiana University, since 2005. Mr. Smith joined the faculty of the Kelley School in 1996 and has served as Chair of the MBA Program, Chair of the Marketing Department and Associate Dean of Academic Affairs. Director since 2009. Age 52

J. ALBERT SMITH, JR.

President of Chase Bank in Central Indiana and Managing Director of JPMorgan Private Bank since 2005. Mr. Smith was President of Bank One Central Indiana from 2001 to 2005; Managing Director of Bank One Corporation from 1998 to 2001; President of Bank One, Indiana, NA, from 1994 to 1998; and President of Banc One Mortgage Corporation from 1974 to 1994. Director since 1993. Age 69

RICHARD S. SOKOLOV

President and Chief Operating Officer of Simon Property Group, Inc. since 1996. Mr. Sokolov was President and Chief Executive Officer of DeBartolo Realty Corporation from 1994 to 1996. Mr. Sokolov joined its predecessor, The Edward J. DeBartolo Corporation in 1982 as Vice President and General Counsel and was named Senior Vice President, Development and General Counsel in 1986. Director since 1996. Age 60

HANS C. MAUTNER

Advisory Director and President – International Division of the Company since 2003 and Chairman of Simon Global Limited. Mr. Mautner is also Chairman of Gallerie Commerciali Italia S.p.A. Mr. Mautner was Vice Chairman of the Board of Directors of Simon Property Group, Inc. from 1998 to 2003; Chairman of the Board of Directors and Chief Executive Officer of Corporate Property Investors (CPI) from 1989 to 1998; and a General Partner of Lazard Freres. Mr. Mautner serves as a director of various funds managed by The Dreyfus Corporation. Advisory Director since 2003. Age 72

Audit Committee:

J. Albert Smith, Jr., Chairman, Melvyn E. Bergstein, Allan Hubbard, Reuben S. Leibowitz, Daniel C. Smith, Ph.D.

Compensation Committee:

Melvyn E. Bergstein, Chairman, Linda Walker Bynoe, Karen N. Horn, Ph.D., Allan Hubbard, Reuben S. Leibowitz

Executive Committee:

David Simon, Chairman, Herbert Simon, Richard S. Sokolov

Governance and Nominating Committee:

Karen N. Horn, Ph.D., Chairman, Linda Walker Bynoe, Daniel C. Smith, Ph.D., J. Albert Smith, Jr.

Lead Independent Director:

J. Albert Smith, Jr.

EXECUTIVE OFFICERS AND MEMBERS OF SENIOR MANAGEMENT

David Simon
Chairman and Chief Executive Officer

Richard S. Sokolov
Director, President and Chief Operating Officer

James M. Barkley
Secretary and General Counsel

Stephen E. Sterrett
Executive Vice President and Chief Financial Officer

John Rulli
Executive Vice President, Chief Administrative Officer and President – Simon Management Group

Andrew Juster
Executive Vice President and Treasurer

Steve Broadwater
Senior Vice President and Chief Accounting Officer

Mikael Thygesen
Chief Marketing Officer and President – Simon Brand Ventures

Regional Malls

Gary Lewis
Senior Executive Vice President – Leasing

Vicki Hanor
Executive Vice President – Leasing

Butch Knerr
Executive Vice President – Leasing

Barney Quinn
Executive Vice President – Leasing

Bruce Tobin
Executive Vice President – Leasing

Michael E. McCarty
Executive Vice President – Development Operations

Timothy G. Earnest
Executive Vice President – Simon Management Group

David L. Campbell
Senior Vice President Finance – Operating Properties

Premium Outlets

John R. Klein
President

Richard N. Lewis
Executive Vice President – Leasing

Mark. J. Silvestri
Executive Vice President – Real Estate

The Mills

Gregg M. Goodman
President

Gary Duncan
Executive Vice President – Leasing

Paul C. Fickinger
Executive Vice President – Property Management

Community/Lifestyle Centers

Myles H. Minton
President

International Properties

Hans C. Mautner
Advisory Director, President – International Division, and Chairman of Simon Global Limited

INVESTOR INFORMATION

TRANSFER AGENT AND REGISTRAR

Our transfer agent can assist you with a variety of stockholder services including:

- Change of address
- Transfer of stock to another person
- Replacement of lost, stolen or destroyed certificate
- Questions about dividend checks
- Simon Property Group's Investor Services Program

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900

800-454-9768

TDD for Hearing Impaired: 800-231-5469
Foreign Stockholders: 201-680-6578
TDD for Foreign Stockholders: 201-680-6610
www.bnymellon.com/shareowner/isd

INVESTOR SERVICES PROGRAM

Simon Property Group offers an Investor Services Program for investors wishing to purchase or sell our common stock. To enroll in this Plan, please contact our transfer agent, BNY Mellon Shareowner Services (800-454-9768 or www.bnymellon.com/shareowner/isd).

CORPORATE HEADQUARTERS

Simon Property Group, Inc.
225 W. Washington Street
Indianapolis, IN 46204

317-636-1600

WEBSITE

Information such as financial results, corporate announcements, dividend news and corporate governance is available on Simon's website: www.simon.com (Investors)

STOCKHOLDER INQUIRIES

Shelly J. Doran
Vice President of Investor Relations
Simon Property Group, Inc.
P.O. Box 7033
Indianapolis, IN 46207
317-685-7330
800-461-3439
sdoran@simon.com

COUNSEL

Baker & Daniels LLP
Indianapolis, IN

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Indianapolis, IN

ANNUAL REPORT ON FORM 10-K

A copy of the Simon Property Group, Inc. annual report on Form 10-K to the United States Securities and Exchange Commission can be obtained free of charge by:

- Contacting the Company's Investor Relations Department via written request or telephone, or
- Accessing the Financial Information page of the Company's website at www.simon.com (Investors)

ANNUAL MEETING

The Annual Meeting of Stockholders of Simon Property Group, Inc. will be held on Thursday, May 6, 2010 at 225 West Washington Street, Indianapolis, IN, at 10:00 a.m., local time.


NAREIT
NAREIT

Member of National Association of Real Estate Investment Trusts


SPG
LISTED
NYSE

INVESTOR INFORMATION

COMPANY SECURITIES

Simon Property Group, Inc. common stock and two issues of preferred stock are traded on the New York Stock Exchange ("NYSE") under the following symbols:

Common Stock	SPG
6.0% Series I Convertible Preferred	SPGPrI
8.375% Series J Cumulative Preferred	SPGPrJ

The quarterly price range on the NYSE for the common stock and the dividends declared per share for each quarter in the last two fiscal years are shown below:

	High	Low	Close	Declared Dividends
First Quarter 2009	**$54.24**	**$24.27**	**$34.64**	**$0.90**
Second Quarter 2009	**57.45**	**32.56**	**51.43**	**0.60**
Third Quarter 2009	**76.05**	**45.00**	**69.43**	**0.60**
Fourth Quarter 2009	**83.82**	**64.20**	**79.80**	**0.60**

	High	Low	Close	Declared Dividends
First Quarter 2008	$96.67	$74.80	$92.91	$0.90
Second Quarter 2008	106.11	89.24	89.89	0.90
Third Quarter 2008	106.43	79.93	97.00	0.90
Fourth Quarter 2008	95.97	33.78	53.13	0.90

The Company considers FFO a key measure of its operating performance that is not specifically defined by accounting principles generally accepted in the United States. The Company believes that FFO and FFO as adjusted are helpful to investors because FFO is a widely recognized measure of the performance of real estate investment trusts and provides a relevant basis for comparison among REITs. The Company determines FFO based upon the definition set forth by the National Association of Real Estate Investment Trusts.

RECONCILIATION OF DILUTED NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE TO DILUTED FFO PER SHARE TO DILUTED FFO PER SHARE AS ADJUSTED

	For the Year Ended December 31,					
	2009	2008	2007	2006	2005	1999
Diluted net income attributable to common stockholders per share	$1.05	$1.87	$1.95	$2.19	$1.82	$0.97
Adjustments to arrive at FFO:						
Depreciation and amortization from consolidated properties and Simon's share of depreciation and amortization from unconsolidated entities, net of noncontrolling interests portion of depreciation and amortization	4.22	4.69	4.27	3.78	3.73	1.97
Loss (gain) on sales of assets and interests in unconsolidated entities, and discontinued operations	0.09	—	(0.20)	(0.47)	(0.52)	0.03
Impact of additional dilutive securities for FFO per share	(0.03)	(0.14)	(0.12)	(0.11)	(0.07)	(0.03)
Diluted FFO per share	$5.33	$6.42	$5.90	$5.39	$4.96	$2.94
Impairment charge	0.68	0.07	0.12	—	—	0.02
Debt related charges	—	0.07	—	—	—	0.03
Diluted FFO per share as adjusted	$6.01	$6.56	$6.02	$5.39	$4.96	$2.99



TOTAL RETURN PERFORMANCE
DECEMBER 31, 2004 TO DECEMBER 31, 2009
$180
$160
$140
$120
$100
$80
$60
$40
$0
Simon Property Group, Inc.
FTSE NAREIT Equity REIT Index
S&P 500 Index
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

(In Dollars)	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Simon Property Group, Inc	100	123.31	168.90	149.74	95.92	151.55
FTSE NAREIT Equity REIT Index	100	112.17	151.49	127.72	79.54	101.80
S&P 500 Index	100	104.91	121.48	128.15	80.74	102.11

The line graph above compares the percentage change in the cumulative total shareholder return on our common stock as compared to the cumulative total return of the S&P 500 Index and the FTSE NAREIT Equity REIT Index for the period December 31, 2004 through December 31, 2009. The graph assumes an investment of $100 on December 31, 2004, a reinvestment of dividends and actual increase in the market value of the common stock relative to an initial investment of $100. The comparisons in this table are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance.

Design and Production by www.annualreportsinc.com

SIMON® | PROPERTY GROUP, INC. 225 West Washington Street, Indianapolis, IN 46204 317.636.1600 simon.com®